As filed with the Securities and Exchange Commission on May 21, 2009
Registration Statement No. 333-157607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A

(Amendment No. 2)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



TIMBERLINE RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**1040**	**82-0291227**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

101 East Lakeside Avenue
Coeur D'Alene, Idaho 83814
(208) 664-4859

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647
(303) 629-3400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kenneth G. Sam, Esq.
Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

From time to time after the effective date of this registration statement

(Approximate date of commencement of proposed sale to public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☒

EXPLANATORY NOTE

The Registrant hereby files this amendment number two to its Registration Statement on Form S-1 (No. 333-157607) as initially filed with the Securities and Exchange Commission on February 27, 2009, to include the Registrant's unaudited financial statements for the quarter ended March 31, 2009, to reflect information disclosed in the Registrant's quarterly report on Form 10-Q for the quarter ended March 31, 2009, to update information about the Registrant's business subsequent to the quarter ended March 31, 2009, and to update the selling security holders table to reflect changes in beneficial ownership, based on the records of the Registrant as of the date of the this Registration Statement.

The Registrant previously paid a registration fee of $271 in connection with the filing of the initial registration statement on Form S-1 (No. 333-157607) filed with the Securities and Exchange Commission on February 27, 2009, to register the 9,425,541 shares of common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares, and the selling security holders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

.

PRELIMINARY PROSPECTUS

Subject To Completion: Dated May 21, 2009



TIMBERLINE RESOURCES CORPORATION

9,425,541 SHARES OF COMMON STOCK

This prospectus relates to the sale, transfer or distribution of up to 9,425,541 shares of the common stock, par value $0.001 per share, of Timberline Resources Corporation by the selling security holders described herein. The price at which the selling security holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The shares of common stock registered for sale are as follows:

- 6,092,208 shares of common stock held by selling security holders; and
- 3,333,333 shares of common stock acquirable upon conversion of a 10% convertible note in principal amount of $5.0 million due October 31, 2010 at a deemed conversion price of $1.50 per share.

We will not receive any proceeds from the sale or distribution of the common stock by the selling security holders.

Our common stock is quoted on the NYSE Amex under the symbol “TLR”. On May 20, 2009, the closing sale price for our common stock was $0.39 on the NYSE Amex.

Investing in our common stock involves risks. See “Risk Factors and Uncertainties” beginning on page 6.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS MAY 21, 2009

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This prospectus and the exhibits attached hereto contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

- risks related to our properties being in the exploration stage;

- risks related our mineral operations being subject to government regulation;

- risks related to our ability to obtain additional capital to develop our resources, if any;

- risks related to mineral exploration and development activities;

- risks related to our insurance coverage for operating risks;

- risks related to the fluctuation of prices for precious and base metals, such as gold, silver and copper;

- risks related to the competitive industry of mineral exploration;

- risks related to our title and rights in our mineral properties;

- risks related to our limited operating history;

- risks related the possible dilution of our common stock from additional financing activities;

- risks related to potential conflicts of interest with our management;

- risks related to our subsidiaries activities; and

- risks related to our shares of common stock.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section headings "Risk Factors and Uncertainties", "Description of the Business" and "Management's Discussion and Analysis" of this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the "Risk Factors and Uncertainties" section and our consolidated financial statements and the related notes before deciding to invest in shares of our common stock.


SUMMARY INFORMATION


The Offering

This is an offering of up to 9,425,541 shares of our common stock by certain selling security holders.

Shares Offered By the Selling Shareholders	9,425,541 shares of common stock, $0.001 par value per share, including:

- 6,092,208 shares of common stock held by selling security holders; and

- 3,333,333 shares of common stock acquirable upon conversion of a 10% convertible note in principal amount of $5.0 million due October 31, 2010 at a deemed conversion price of $1.50 per share.

-

Offering Price	Determined at the time of sale by the selling security holders
Common Stock Outstanding as of May 21, 2009	34,920,111 common shares
Use of Proceeds	We will not receive any of the proceeds of the shares offered by the selling security holders.
Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.
NYSE Amex Trading Symbol	TLR

The number of shares of our common stock that will be outstanding immediately after this offering includes 34,920,111 shares of common stock outstanding as of May 21, 2009. This calculation excludes:

- 4,802,502 shares of common stock issuable upon exercise of options outstanding as of May 21, 2009;

- 1,313,348 shares of common stock acquirable upon exercise of Class A Warrants at $3.50 until October 11, 2009;

- 24,586 shares of common stock acquirable upon exercise of Class A Broker Warrants at $3.50 until October 11, 2009; and

- 3,532,707 shares of common stock acquirable upon conversion of a 10% convertible note in principal amount of $5.0 million due October 31, 2010 and accrued interest to date in the amount of $299,060 due October 31, 2010 at a deemed conversion price of $1.50 per share.

Summary of Our Business

Unless otherwise indicated, any reference to Timberline, or as "we", "us", or "our" refers to Timberline Resources Corporation and/or its wholly owned subsidiary, Timberline Drilling Incorporated.

We were incorporated in the State of Idaho on August 28, 1968 under the name Silver Crystal Mines, Inc., to engage in the business of exploring for precious metal deposits and advancing them toward production. We ceased exploration activities during the 1990s and became virtually inactive. In December 2003, a group of investors purchased 80 percent of the issued and outstanding common stock from the then-controlling management team. In January 2004, we affected a one-for-four reverse split of our issued and outstanding shares of common stock and increased our authorized common stock to 100 million with a par value of $.001. Unless otherwise indicated, all references herein to shares outstanding and share issuances have been adjusted to give effect to the aforementioned stock split. On February 2, 2004, our name was changed to Timberline Resources Corporation. On August 27, 2008, we reincorporated into the State of Delaware pursuant to a merger agreement approved by our shareholders on August 22, 2008.

We commenced our exploration stage in January 2004 with the change in the management of the Company. From January 2004 until March 2006, we were strictly a mineral exploration company. Beginning with the management appointments of John Swallow and Paul Dircksen and our acquisition of Timberline Drilling Incorporated (formerly, Kettle Drilling Inc., which we refer to herein as Timberline Drilling), in March 2006, we have advanced a new, aggressive business plan. Prior to our new business model, the addition of new management, and the purchase of Timberline Drilling, the Company had accumulated losses and no reported revenues.

In March 2006, Timberline acquired Kettle Drilling, Inc., which in September 2008 changed its name to Timberline Drilling Incorporated. Timberline Drilling provides core drilling services to mining and mineral exploration companies throughout North America, combining state of the art equipment, world-class technical expertise, innovative thinking, and a strong safety record. Timberline Drilling specializes in underground drilling services in support of active mining operations and advanced exploration projects. Working primarily with established companies, its business is less cyclical than that of surface drillers at early-stage exploration sites, where supplies, infrastructure, and project funding are less predictable.

In July 2007, Timberline closed its purchase of the Butte Highlands Gold Project. In October 2008, the Company announced that it had agreed to form a 50/50 joint venture with Small Mine Development (SMD) at the Butte Highlands project. Under terms of the proposed agreement, Timberline will be carried to production by SMD, which will fund all mine development costs and begin development in the summer of 2009.

Timberline Drilling's long-term strategies of aggressive expansion, drill fleet modernization, and underground focus have resulted in revenue growth. Timberline Drilling, along with its wholly-owned Mexican subsidiary, World Wide Exploration, S.A. de C.V. (which we refer to as World Wide or WWE), now have a combined fleet of 26 drill rigs which generated revenues of more than $31 million for the 2008 fiscal year.

Timberline has taken the complementary businesses of mine development, contract mining, drilling and mineral exploration and combined them into a unique, forward-thinking investment vehicle. The Timberline business model provides investors exposure to both the "picks and shovels" and "blue sky" aspects of the mining industry. The "picks and shovels" aspect of our business includes the mining services provided by Timberline Drilling. We use the term "blue sky" to mean the potential of our exploration properties. Because of the nature of exploration for precious metals, a property's exploration potential is not known until a significant amount of geologic information has been generated. As the work progresses, the potential of the property becomes more and more clear. If the exploration results are favorable, the value of the property may increase significantly, and the term "blue sky" refers to the upside potential of that value.

Our business model offers the opportunity to participate both the "picks and shovels" and "blue sky" aspects of the business—we can participate in the surging markets for precious and base metal mining without the degree of risk inherent to mine operation and/or sole reliance on speculative early-stage drill-plays.

The Company's shares began trading on the NYSE Amex (NYSE Amex) on May 12, 2008. On February 13, 2009 the Company received a notice from the NYSE Amex indicating that the Company was not in compliance with the continued listing requirements of the exchange. See the disclosure under the section heading "Market for Common Equity and Related Shareholder Matters" below.

Selected Financial Data

The selected financial information presented below as of and for the periods indicated is derived from our financial statements contained elsewhere in this prospectus and should be read in conjunction with those financial statements.

Statement of Operations Data	Year Ended September 30, 2008	Year Ended September 30, 2007	Six Months Ended March 31, 2009 (Unaudited)	Six Months Ended March 31, 2008 (Unaudited)
Revenue	$ 31,728,617	$ 19,233,406	$ 8,184,080	$ 14,821,452
Cost of Revenue	$ 24,939,499	$ 14,741,588	$ 8,616,747	$ 11,283,559
Total Operating Expenses	$ 15,055,688	$ 6,747,251	$ 4,448,963	$ 5,732,530
Net (Loss)	$ (10,103,696)	$ (2,688,378)	$ (5,947,519)	$ (2,480,748)
(Loss) per Common share*	$ (0.60)	$ (0.15)	$ (0.19)	$ (0.09)
Weighted Average Number of common shares Outstanding*	27,212,826	19,155,693	32,036,879	26,428,180

* Basic and diluted.

Balance Sheet Data	At September 30, 2008	At September 30, 2007	At March 31, 2009 (Unaudited)	At March 31, 2008 (Unaudited)
Working Capital (Deficiency)	$ (13,982)	$ 3,163,489	$ (1,073,441)	$ 4,200,708
Total Assets	$ 20,369,787	$ 22,010,943	$ 16,211,030	$ 25,178,805
Accumulated (Deficit)	$ (17,821,748)	$ (7,718,052)	$ (23,769,267)	$ (10,198,802)
Stockholders' Equity	$ 3,550,407	$ 11,937,466	$ 3,820,438	$ 14,745,658

RISK FACTORS AND UNCERTAINTIES

An investment in a mine service and an exploration stage mining company with a short history of operations such as ours involves an unusually high amount of risk, both unknown and known, present and potential, including, but not limited to the risks enumerated below.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Estimates of mineralized material are forward-looking statements inherently subject to error. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Risks Associated With Mining and The Exploration Portion of Our Business

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from these properties and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral reserve in a commercially exploitable quantity, the exploration component of our business could fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a "reserve" that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is extremely remote; in all probability our mineral property does not contain any 'reserve' and any funds that we spend on exploration will probably be lost. Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that they can be developed into producing mines and extract those minerals. Both mineral exploration and development involve a high degree of risk and few properties, which are explored, are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the mineral deposit to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral reserve in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral reserve. If we cannot exploit any mineral reserve that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Regarding our future ground disturbing activity on federal land, we will be required to obtain a permit from the US Forest Service or the Bureau of Land Management prior to commencing exploration.   There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If we cannot accomplish these objectives, our business could face difficulty and/or fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to do so. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Environmental hazards unknown to us, which have been caused by previous or existing owners or operators of the properties, may exist on the properties in which we hold an interest. In past years we have been engaged in exploration in northern Idaho, which is currently the site of a Federal Superfund cleanup project. Although the Company is no longer involved in this or other areas at present, it is possible that environmental cleanup or other environmental restoration procedures could remain to be completed or mandated by law, causing unpredictable and unexpected liabilities to arise. At the date of this Annual Report, the Company is not aware of any environmental issues or litigation relating to any of its current or former properties.

Future legislation and administrative changes to the mining laws could prevent us from exploring our properties.

New state and U.S. federal laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our ability to conduct exploration and mining activities. Any change in the regulatory structure making it more expensive to engage in mining activities could cause us to cease operations.

If we establish the existence of a mineral reserve on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the reserve, and our business could fail.

If we do discover mineral reserves in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the reserve, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our Company.

Mineral exploration, development and production involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on our Company.

Estimates of mineralized material are subject to evaluation uncertainties that could result in project failure.

Our exploration and future mining operations, if any, are and would be faced with risks associated with being able to accurately predict the quantity and quality of mineralized material within the earth using statistical sampling techniques. Estimates of any mineralized material on any of our properties would be made using samples obtained from appropriately placed trenches, test pits and underground workings and intelligently designed drilling. There is an inherent variability of assays between check and duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. Additionally, there also may be unknown geologic details that have not been identified or correctly appreciated at the current level of accumulated knowledge about our properties. This could result in uncertainties that cannot be reasonably eliminated from the process of estimating mineralized material. If these estimates were to prove to be unreliable, we could implement an exploitation plan that may not lead to commercially viable operations in the future.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Other than from our drilling services subsidiaries, we expect to derive revenues, if any, from the eventual extraction and sale of precious and base metals such as gold, silver and copper. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of our exploration projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease exploration activity and/or operations.

The mineral exploration, development, and production industry is largely un-integrated. We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them. While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of gold and other mineral products. Therefore, we will likely be able to sell any gold or mineral products that we identify and produce.

There are hundreds of public and private companies that are actively engaged in mineral exploration. Furthermore, since the mineral exploration sphere is so diverse and there are virtually no similar exploration companies with a revenue producing drilling subsidiary, it is quite difficult to identify specific primary competitors and make comparisons to our Company. A representative sample of exploration companies that are similar to our Company in size, financial resources and primary objective include such publicly traded mineral exploration companies as Goldrich Mining Company (GRMC), General Moly, Inc. (GMO), Energold Drilling (EGD), Cabo Drilling (CBE), Klondex Mining (KBX) and Mines Management (MGN).

Many of our competitors have greater financial resources and technical facilities. Accordingly, we will attempt to compete primarily through the knowledge and experience of our management. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Third parties may challenge our rights to our mineral properties or the agreements that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

In connection with the acquisition of our mineral properties, we sometimes conduct only limited reviews of title and related matters, and obtain certain representations regarding ownership. These limited reviews do not necessarily preclude third parties from challenging our title and, furthermore, our title may be defective. Consequently, there can be no assurance that we hold good and marketable title to all of our mining concessions and mining claims. If any of our concessions or claims were challenged, we could incur significant costs and lose valuable time in defending such a challenge. These costs or an adverse ruling with regards to any challenge of our titles could have a material adverse affect on our financial position or results of operations. There can be no assurance that any such disputes or challenges will be resolved in out favor.

We are not aware of challenges to the location or area of any of our mining claims. There is, however, no guarantee that title to the claims will not be challenged or impugned in the future.

Risks Related To Our Company

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we have been in the business of exploring mineral resource properties since our incorporation in 1968, we were inactive for many years prior to our new management in January 2004. Since January 2004, we have not yet located any mineral reserve. As a result, we have not had any revenues from our exploration division, however we do have a drilling services wholly owned subsidiary which has generated revenues in past fiscal years and which we expect to generate revenues in the future. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. Other than through conventional and typical exploration methods and procedures, we have no additional way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do that they will be operated successfully. We anticipate that we will continue to incur operating costs without realizing any revenues (from exploration) during the period when we are exploring our properties.

During the fiscal year ending September 30, 2008, we (the parent company) had losses of $7,966,645 in connection with the maintenance and exploration of our mineral properties and the operation of our exploration business. We therefore expect to continue to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional employee/director/consultant options or if we sell additional shares to finance our operations.

We have not generated revenue from exploration since the commencement of our exploration stage in January 2004. However our business model includes our revenue generating and wholly owned drilling services subsidiaries. In order to further expand our company and objectives above that provided through the anticipated revenues of our revenue producing subsidiaries, any additional growth and/or expanded exploration activity may need to be financed through sale of and issuance of additional shares. Furthermore, to finance any acquisition activity, should that activity be properly approved, and depending on the outcome of our exploration programs, we may also need to issue additional shares to finance future acquisitions, growth and/or additional exploration programs of any or all of our projects or to acquire additional properties. We may also in the future grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

If we issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As of the date of the filing of this registration statement there are also outstanding approximately 1,337,934 common share purchase warrants (exercisable into approximately 1,337,934 shares of common stock), options granted that are exercisable into 4,675,835 common shares, and debt convertible into 3,333,333 common shares. If all of these were exercised or converted, these would represent approximately 21% of our issued and outstanding shares. If all of these warrants and options are exercised and the underlying shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

Recent market events and conditions, including disruptions in the U.S. and international credit markets and other financial systems and the deterioration of the U.S. and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on our ability to fund our working capital and other capital requirements.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations. Our access to additional capital may not be available on terms acceptable to us or at all.

Dividend Record

We have no dividend record. We have not paid dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future.

Conflicts of Interest

Certain of our officers and directors may be or become associated with other businesses, including natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Our directors are required by Delaware Corporation law to act honestly and in good faith with a view to our best interests and to disclose any interest, which they may have in any of our projects or opportunities. In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote will not be counted.

We have not adopted any separate formal corporate policy regarding conflicts of interest; however other corporate governance measures have been adopted, such as creating a directors' audit committee requiring independent directors. Additionally, our Code of Ethics does address areas of possible conflicts of interest. As of the date of filing of this registration statement, we had three independent directors on our board of directors (Jim Moore, Vance Thornsberry and Eric Klepfer). In January 2008, we formed three committees to ensure our compliance with the requirements of the NYSE Amex. We established an independent audit committee consisting of three independent directors, all of whom were determined to be "financially literate" and one of whom was designated as the "financial expert". We also formed a compensation committee and a corporate governance and nominating committee, both of which are comprised entirely of independent directors. At this time, we feel that these committees and our Code of Ethics provide sufficient corporate governance for our purposes and will meet the specific requirements of the NYSE Amex.

Dependence on Key Management Employees

The nature of both sides of our business, our ability to continue our exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel. Our development now and in the future will depend on the efforts of key management figures, such as Randal Hardy, John Swallow, Paul Dircksen, Craig Crowell, Martin Lanphere or Paul Elloway. The loss of any of these key people could have a material adverse effect on our business. In this regard, we have attempted to reduce the risk associated with the loss of key personnel and have obtained directors and officers insurance coverage. In addition, we have expanded the provisions of our equity incentive plan so that we can provide incentives for our key personnel.

We do not believe that we have adequate internal control over financial reporting as of the end of the period covered by this Registration Statement and in the future we will be required to provide an auditor's attestation on the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002-- any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by management on our internal control over financial reporting in our Annual Report on Form 10-KSB for the year ended September 30, 2008. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.

For our annual report on Form 10-K for the fiscal year ended September 30, 2010, such report must also contain a statement that our auditors have issued an attestation report on the effectiveness of such internal controls.

We have evaluated our internal control over financial reporting and have concluded that our internal control over financial reporting is not effective. While we believe that the material weaknesses in our internal control over financial reporting can be rectified in the next fiscal year, our auditors have not conducted the evaluation necessary to provide an attestation report on the effectiveness of our internal control over financial reporting. During the auditor's evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, and they will be unable to attest that such internal control is effective. If we are unable to rectify the current material weaknesses in our internal control over financial reporting or our auditor's are unable to attest that our internal control over financial reporting is effective as of September 30, 2010, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

Certain Risks Associated with Operation of Our Wholly Owned Subsidiary, Timberline Drilling, Incorporated.

Our subsidiary derives all of its revenues from companies in the mining exploration and production industry, a historically cyclical industry.

Our subsidiary derives all its revenues from companies in the mining exploration and production industry, a historically cyclical industry. Any prolonged reduction in the overall level of exploration and development activities, can adversely impact our subsidiary in many ways by negatively affecting:

- Its revenues, cash flows and profitability;
- Its ability to maintain or increase our borrowing capacity;
- Its ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;
- Its ability to retain skilled drilling personnel whom we would need in the event of an upturn in the demand for our services; and
- the fair market value of its rig fleet.

Timberline Drilling may be unable to attract and retain qualified, skilled employees necessary to operate its business.

Timberline Drilling's success depends in large part on its ability to attract and retain skilled and qualified personnel. The inability of Timberline Drilling officers and management to hire, train and retain a sufficient number of qualified employees could impair the ability to manage and maintain our business. Drilling and drilling related work requires skilled employees who can perform physically demanding work. Shortages of qualified personnel are occurring in this industry. As a result of the volatility of the drilling industry and the demanding nature of the work, potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. If Timberline Drilling should suffer any material loss of personnel to competitors or management is unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate its equipment, its operations could be materially and adversely affected. With a reduced pool of workers, it is possible that it will have to raise wage rates to attract workers from other fields and to retain its current employees. If Timberline Drilling is not able to increase its service rates to its customers to compensate for wage-rate increases, its profitability and other results of operations may be adversely affected.

Shortages in equipment and supplies could limit Timberline Drilling's drilling operations and jeopardize its relations with customers.

The materials and supplies Timberline Drilling uses in its drilling operations include fuels to operate our drilling equipment, drilling mud, drill pipe, drill collars, drill bits and cement. Shortages in equipment supplies could limit its drilling operations and jeopardize its relations with customers. Timberline Drilling does not rely on a single source of supply for any of these items. From time to time there have been shortages of drilling equipment and supplies during periods of high demand, which we believe could reoccur. Shortages could result in increased prices for drilling equipment or supplies that Timberline Drilling may be unable to pass on to customers. In addition, during periods of shortages, the delivery times for equipment and supplies can be substantially longer. Any significant delays in its obtaining drilling equipment or supplies could limit drilling operations and jeopardize our relations with customers. In addition, shortages of drilling equipment or supplies could delay and adversely affect Timberline Drilling's ability to obtain new contracts for its drills, which could negatively impact its revenues and profitability.

The mining services industry is a competitive industry.

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. Timberline Drilling's ongoing ability to continue to secure contracts at a profitable level cannot be assured.

Cyclical downturns in the mining industry could negatively impact Timberline Drilling's business.

The most significant operating risk is the potential downturn in demand for minerals and metals which would directly impact the need for drilling services. To mitigate this risk the Timberline Drilling is exploiting its competitive advantage in underground drilling.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs. Timberline Drilling manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required in some instances.

Levels of inventory increase from increased revenue activity and, potentially, an increase in activity in remote locations. In the event of a sudden downturn Timberline Drilling may be exposed to inventory carrying costs and possible obsolescence. Furthermore it may be difficult and costly to relocate this inventory to other regions. In order to minimize exposure to this risk, Timberline Drilling works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs.

Timberline Drilling's operations in foreign countries expose us to a variety of political and business risks.

Timberline Drilling has expanded its operations outside of North America into Mexico. With this comes the risk of dealing in a variety of business and political jurisdictions. The risks include, but are not limited to, political instability and violence, terrorism, military repression, extreme fluctuations in currency exchange rates, labor unrest, changing fiscal regions, changes to royalty and tax regions, uncertainty regarding enforceability of contractual rights and judgments, and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be predicted.

The availability of an adequate workforce cannot be guaranteed and may affect our ability to timely and profitably fulfill our contracts.

From time to time our industry has experienced a shortage of qualified drillers. The industry has gone through downturns that saw many qualified drillers move to other industries. The demand for similar skilled workers in the mining, oil and gas and construction industries also adds to the shortage of qualified people for the drilling services business.

Timberline Drilling has implemented a number of initiatives to retain existing employees and attract new employees, but cannot guarantee that an adequate workforce will be available in the future to meet Timberline Drilling's needs.

Reliance on key accounts.

Timberline Drilling has a number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that Timberline Drilling has sufficient replacement contracts. Timberline Drilling continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Fluctuations in business costs may affect the profitability of long term contracts.

Timberline Drilling may enter into long term contracts with customers at fixed prices. Timberline Drilling's expenses may vary significantly over a contract period due to fluctuations in the cost of labor, materials and equipment, consequently creating variations in the profitability of these contracts with fixed prices. Timberline Drilling mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact Timberline Drilling's margins.

Extreme weather conditions in certain areas in which Timberline Drilling operates could impact its operations.

Timberline Drilling has operations in the western United States that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact on Timberline Drilling's operations.

Currency fluctuations.

The majority of Timberline Drilling's business is conducted in United States dollars. Timberline Drilling has operations in Mexico and Timberline Drilling at times may receive payments in foreign currency. In order to reduce its exposure to foreign exchange risks Timberline Drilling contracts in U.S. dollars. This may negatively impact a project's profitability due to currency exchange volatility. Margin performance however is less affected by currency fluctuations as a large portion of costs are typically in the same currency as revenues.

We have been assessed a late filing penalty for unpaid payroll taxes in Timberline Drilling for the non-payment or late payment of payroll taxes from the period of October 1, 2007 through May 15, 2008.

The Company has received notice from the Internal Revenue Service ("IRS") that Timberline Drilling has been assessed late filing penalties for payroll taxes not paid on a timely basis during the period from October 1, 2007 through May 15, 2008. The Company has confirmed that the IRS has now assessed all penalties for the late payment of payroll taxes for all quarterly periods prior to December 31, 2008 and no additional penalties will be assessed against Timberline Drilling relating to unpaid payroll taxes. The Company has made timely payments on all payroll taxes since May 15, 2008 and has been paying down the unpaid balance of payroll taxes, penalties and interest by $50,000 per month from August 2008 through January 2009.

The Company has negotiated a payment plan with the IRS relating to the estimated $460,000 in interest and penalties owed by Timberline Drilling on the late payment and non-payment of payroll taxes. Currently, Timberline Drilling's assets are subject to a tax lien until all interest and penalties assessed by the IRS are satisfied. If the Company fails to comply with the negotiated payment plan or is otherwise unable to pay the interest and penalties owed to the IRS, the IRS could force the sale of certain assets of Timberline Drilling to satisfy the interest and penalties due.

Risks Associated With Our Common Stock

Our stock price has been volatile and your investment in our common stock could suffer a decline in value.

Our common stock is traded on the NYSE Amex, formerly known as the American Stock Exchange. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include price fluctuations of precious metals, government regulations, disputes regarding mining claims, broad stock market fluctuations and economic conditions in the United States.

We may lose our listing on the NYSE Amex and your investment in our common stock could suffer a decline in value.

On February 13, 2009, we received a notice from the NYSE Amex (the "NYSE Amex") indicating that we were not in compliance with Section 1003(a)(ii) of the NYSE Amex Company Guide (the "Company Guide") due to our stockholders' equity being less than $4,000,000 and our having losses from continuing operations and net losses in three of its four most recent fiscal years and Section 1003(a)(iii) of the Company Guide due to our stockholders' equity being less than $6,000,000 and our having losses from continuing operations and net losses in its five most recent fiscal years. Therefore we have become subject to Section 1009 of the Company Guide regarding continued listing evaluations.

In order to maintain our NYSE Amex listing, we were required to submit a plan of compliance to the NYSE Amex by March 13, 2009 (the "Plan"), addressing how we intend to regain compliance with Sections 1003(a)(ii) and 1003(a)(iii) of the Company Guide within a maximum of 18 months (the "Plan Period"). The Company filed the Plan with the NYSE Amex on March 13, 2009. The NYSE Amex Corporate Compliance Department management evaluated the Plan, and on May 4, 2009 the Company was informed that the Plan was accepted by the NYSE Amex and our Plan Period will end on August 13, 2010. Although the Plan was accepted and we are able to continue our listing during the Plan Period, we will be subject to periodic review to determine whether we are making progress consistent with the Plan. If we are not in compliance with the continued listing standards at the conclusion of the Plan Period or do not make progress consistent with the Plan during the Plan Period, we may become subject to delisting proceedings in accordance with Section 1010 and Part 12 of the Company Guide.

We can provide no assurance that we will be able to meet all the requirements of the Plan during the Plan Period. If we become subject to delisting proceedings and/or our common stock is delisted from the NYSE Amex our common stock could suffer from decreased liquidity and your investment in our common stock could decrease in value.

Because we may not pay any dividends on our common shares, investors seeking short-term dividend income or liquidity should not purchase our shares.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our common stock. While our wholly owned drilling subsidiary provides revenues, we currently have no revenues and a history of losses from our exploration activity, so there can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors, who currently do not intend to pay any dividends on our common shares for the foreseeable future.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations, which may limit a stockholder's ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission (see above for discussions of penny stock rules), the FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Shares Eligible for Sale Could Depress the Market for Common Stock

Of our issued and outstanding shares of common stock, a large majority of those shares are "restricted securities". In general, Rule 144 of the Securities Act of 1933, as amended, indicates that a person is entitled to sell restricted shares into the public market if at least six months has passed since the purchase of such shares from the issuer of an affiliate of an issuer, subject to the satisfaction of certain other conditions. A significant number of the "restricted" shares of our common stock outstanding were purchased more than six months ago. Accordingly, those shares are eligible for sale into the public market. Along with this registration statement, the Company has filed a resale registration statement on Form S-1/A with the Securities and Exchange Commission that was declared effective on October 16, 2008. This registration statement covers a number of shares issued in recent private placements and underlying warrants from these placements. Sales of substantial amounts of those restricted or registered shares, or even the perception that such sales could occur, could adversely affect prevailing market prices of our common stock, and could impair our ability to raise capital through an offering of our equity securities.

USE OF PROCEEDS

We will not receive any proceeds from the sale or distribution of the common stock by the selling security holders.

SELLING SECURITY HOLDERS

This prospectus covers the offering of up to 9,425,541 shares of our common stock by selling security holders - this includes shares of our common stock acquirable upon debt and put rights convertible within 60 days of May 21, 2009.

The shares issued to the selling security holders are "restricted" shares under applicable federal and state securities laws and are being registered to give the selling security holders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling security holders. The selling security holders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See "Plan of Distribution".

Each of the selling security holders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling security holders and any agents or broker-dealers that participate with the selling security holders in the distribution of their registered shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We will receive no proceeds from the sale of the registered shares. We have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Security Holders Information

The following is a list of the selling security holders who own or have the right to acquire an aggregate of 9,425,541 shares of our common stock covered in this prospectus. Certain selling security holders have the right to acquire shares of our common stock upon debt and put rights sold in our private placements. See "Transactions with Selling Security Holders".

At May 21, 2009 we had 34,920,111 shares of common stock issued and outstanding.

	Before Offering			After Offering	
	Total Number of Shares Beneficially Owned [1]	Percentage of Shares Owned [1]	Number of Shares Offered [2]	Shares Owned After Offering [3]	Percentage of Shares owned After Offering [3]
Ronald M. and Stacey L. Guill [4] 967 E. Park Center Boulevard Boise, Idaho 83706	9,252,036	23.96%	8,889,889	362,147	1.03%
Auramet Trading LLC [5] 2 Executive Drive, Suite 645 Fort Lee, New Jersey 07024	695,652	1.99%	535,652	160,000	**
Total	9,947,688	25.95%	9,425,541	522,147	1.03%

**- Designates of percentage of ownership of less than 1%

(1) All percentages are based on 34,920,111 shares of common stock issued and outstanding on May 21, 2009. Beneficial ownership is calculated by the number of shares of common stock that each selling security holder owns or controls or has the right to acquire within 60 days of May 21, 2009.

(2) This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Selling security holders are not required to sell their shares. See "Plan of Distribution" beginning on page 16.

(3) Assumes that all shares registered for resale by this prospectus have been issued and sold.

(4) Includes 5,556,556 shares of common stock and 3,333,333 shares of common stock acquirable upon conversion of a 10% convertible note of principal amount of $5 million due October 31, 2010 at a conversion price of $1.50 per share held by Small Mine Development, which is wholly-owned by the named selling shareholders. Ronald M. and Stacey L. Guill hold shared voting control and dispositive power over these securities.

(5) Includes 535,652 shares of common stock acquired upon conversion of put rights in principal amount of $246,400 at a price per share of $0.46. Justin Sullivan of Auramet Trading LLC exercises sole voting control and dispositive power over these securities.

Except as otherwise provided in the footnotes to the Selling Security Holders Table above, each of the selling security holders has represented to us that it is not a broker-dealer and is not affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling security holders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

Transactions with Selling Security Holders

Transactions with Ronald M. and Stacey L. Guill

On October 31, 2008, the Company entered into two convertible notes (as described below), one with Ron Guill, a director of the Company, and his wife, Stacey Guill, and the other with Small Mine Development ("SMD"), a company owned by Mr. Guill. Each of the notes was made for a principal amount of $5 million dollars for an aggregate of $10 million, and both are convertible into the Company's common stock, as described below. The Company used the proceeds of the notes to pay off the $8.0 million loan (plus any applicable interest) previously provided to the Company by Auramet Trading, LLC ("Auramet") and described in the Company's Form 8-K filed on July 3, 2008 (such loan is hereafter referred to as the "Auramet Loan") and for general working capital purposes.

The Convertible Term Note

On October 31, 2008, the Company entered into a series of agreements with SMD in connection with a $5 million loan from SMD. The loan documents included: a convertible note (the "Convertible Term Note"), a credit agreement (the "Credit Agreement"), a collateral assignment and pledge of stock and security agreement (the "Pledge Agreement"), a security agreement (the "Security Agreement") and a right of first refusal over the Company's Butte Highlands property (the "Right of First Refusal").

The Convertible Term Note has a principal amount of $5.0 million and is secured pursuant to the Security Agreement by a pledge of all of the stock of Timberline Drilling, pursuant to the Pledge Agreement, the shares of which were previously pledged to Auramet but were released upon payment of the Auramet Loan on October 31, 2008, and a deed of trust to be entered into covering the Company's Butte Highlands property in Silver Bow county, Montana (the "Butte Highlands Property").

Pursuant to the terms of the Credit Agreement, the Convertible Term Note bears interest at 10% annually, compounded monthly, with interest payments due at maturity. The Convertible Term Note is convertible by SMD at any time prior to payment of the note in full, at a conversion price of $1.50 per share. SMD may also convert all or any portion of the outstanding amount under the Convertible Term Note into any equity security other than the Company's common stock issued by the Company at the issuance price. The Convertible Term Note must be repaid on or before October 31, 2010, and may be prepaid in whole or in part at any time without premium or penalty. If the Company defaults on the Convertible Term Note or any of the related agreements, SMD may declare the Convertible Term Note immediately due and payable, and the Company must pay SMD an origination fee in the amount of $50,000.

Under the Right of First Refusal, the Company granted SMD a right of first refusal to purchase the Butte Highlands Property on the same terms as those of any bona fide offer from a third-party upon 60 days' notice from the Company of any such offer. In addition, the Company granted SMD a right to develop the Butte Highlands Property on the same terms as those of any bona fide offer to develop the property from a third-party upon 60 days' notice from the Company of any such offer.

The Short-Term Convertible Note

In addition, on October 31, 2008, the Company entered into a short-term convertible note (the "Short-Term Convertible Note"), a subscription agreement (the "Subscription Agreement"), a collateral assignment and pledge of stock and security agreement (the "STN Pledge Agreement"), and a security agreement (the "STN Security Agreement") with Ron and Stacey Guill in connection with a loan for $5 million dollars. Upon approval for listing of the shares issuable under the Short-Term Convertible Note from the NYSE Amex, the Short-Term Convertible Note was automatically converted into common stock as described below.

The Short-Term Convertible Note automatically converted into 5,555,556 shares of Company stock (valued at $0.90 per share) upon approval of the issuance of the additional shares for listing by the NYSE Amex on December 19, 2008. Under the Subscription Agreement, Mr. and Mrs. Guill subscribed to purchase 5,555,556 shares of the Company's common stock at a price of $0.90 per share as "accredited investors" as defined under Regulation D of the Securities Act of 1933, as amended. Should the Company decide to issue and sell any equity securities or securities convertible into equity securities, the Subscription Agreement also obligates the Company to offer a pro rata share of such securities to Mr. and Mrs. Guill on the same terms and conditions as the proposed sale and issuance.
.

Transactions with Auramet Trading LLC

On June 27, 2008 Auramet Trading LLC ("Auramet") provided Timberline $8.0 million (the "Loan") pursuant to the terms of a term sheet (the "Term Sheet"), dated June 24 2008, by an between Timberline and Auramet, and the terms of a promissory note (the "Promissory Note"), dated June 27, 2008, by and between Timberline and Auramet. Pursuant to the Term Sheet, Timberline paid Auramet a fee equal to 4% of the principal amount of the Loan and issued to Auramet 160,000 shares of Timberline common stock (the "Fee Shares"). Pursuant to the section of the Term Sheet entitled "Closing Fee to Lender", Auramet was granted a put right (the "Put Right") of $2.00 on the Fee Shares, entitling Auramet to payment of $320,000 (the "Put Value") from Timberline upon notice of exercise of the Put Right to Timberline. Auramet submitted a notice of exercise of its Put Right to Timberline on January 9, 2009.

On February 10, 2009, Timberline and Auramet entered into a Stock Purchase and Put Right Release Agreement (the "Agreement"), stating that the Put Right could be converted into shares on common stock of the Company at a deemed conversion price of $0.46 per share. Timberline and Auramet further agreed that the previously issued 160,000 common shares could be credited to the Put Value, leaving the Put Value at $246,400, which was converted by the Company by issuance of 535,652 shares of common stock of Timberline upon final approval of the NYSE Amex in March 2009.

The common shares, convertible notes, put right conversion of the above transactions were not registered under the Securities Act, or the laws of any state, and are subject to resale restrictions and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The common shares convertible notes, and put right conversion were placed pursuant to exemptions from registration requirements of the Securities Act provided by Section 506 of Regulation D and/or section 4(2) of the Securities Act, such exemption being available based on information obtained from the investors to the private placement.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling security holders. When we refer to selling security holders, we intend to include donees and pledgees selling shares received from a named selling security holder after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling security holders. Sales of shares may be effected by the selling security holders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling security holders.

The selling security holders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling security holders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling security holders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

In the event that the registration statement is no longer effective, the selling security holders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum one year holding period.

Upon being notified by any selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

- the name of each selling security holder(s) and of the participating broker-dealer(s),

- the number of shares involved,

- the price at which the shares were sold,

- the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

- that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

other facts material to the transaction.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock. The common stock has a par value of $0.001. As of May 21, 2009, there were 34,920,111 shares of common stock issued and outstanding. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Company's Articles of Incorporation.

Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the board of directors out of legally available funds. Furthermore, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders of common stock are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of common stock are, and all un-issued shares when offered and sold will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of the existing stockholders may be diluted.

Preferred Stock

The total number of shares of preferred stock that the Company has authority to issue is 10,000,000 (Ten Million). The preferred stock has a par value of $0.01. As of May 21, 2009, there were no outstanding preferred shares. The preferred stock shall be entitled to preference over the common stock with respect to the distributions of assets of the Company in the event of liquidation, dissolution, or winding up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs. Shares of preferred stock of the Company may be issued from time to time in one or more series, each of which series shall have such distinctive designation or title and such number of shares as shall be fixed by the board of directors prior to the issuance of any shares thereof.

Each such series of preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series of preferred stock as may be adopted from time to time by the board of directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it. The board of directors is further authorized to increase or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock subsequent to the issuance of shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

INTEREST OF NAMED EXPERTS AND COUNSEL

None.

DESCRIPTION OF THE BUSINESS

General

We were incorporated in the State of Idaho on August 28, 1968 under the name Silver Crystal Mines, Inc., to engage in the business of exploring for precious metal deposits and advancing them toward production. We ceased exploration activities during the 1990s and became virtually inactive. In December 2003, a group of investors purchased 80-percent of the issued and outstanding common stock from the then-controlling management team. In January 2004, we affected a one-for-four reverse split of our issued and outstanding shares of common stock and increased the number of our authorized shares of common stock to 100 million with a par value of $.001. Unless otherwise indicated, all references herein to shares outstanding and share issuances have been adjusted to give effect to the aforementioned stock split. On February 2, 2004, our name was changed to Timberline Resources Corporation. Since the reorganization, we have been in an exploration stage evaluating, acquiring and exploring mineral prospects with potential for economic deposits of precious and base metals. A prospect is defined as a mining property, the value of which has not been determined by exploration. On August 27, 2008 we reincorporated into the State of Delaware pursuant to a merger agreement approved by our shareholders on August 22, 2008.

On March 6, 2006, we acquired Kettle Drilling, Inc. (which we refer to as Kettle) as a wholly owned subsidiary. Kettle was formed in 1996 and provides drilling services to the mining and mineral exploration industries across North America and worldwide. In September 2008, Kettle Drilling, Inc. changed its name to Timberline Drilling Incorporated (which we refer to as Timberline Drilling).

In July 2007, Timberline closed its purchase of the Butte Highlands Gold Project. In October 2008, the Company announced that it had agreed to form a 50/50 joint venture with Small Mine Development (SMD) at the Butte Highlands project. Under terms of the proposed agreement, Timberline will be carried to production by SMD, which will fund all mine development costs and begin development in the summer of 2009.

Unless otherwise indicated, any reference to Timberline, or "we", "us", "our", etc. refers to Timberline Resources Corporation and/or its wholly owned subsidiary, Timberline Drilling.

Our Competition

Both the mineral exploration and drilling industries are intensely competitive in all phases. In our mineral exploration activities, we will compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. We must overcome significant barriers to enter into the business of mineral exploration as a result of our limited operating history.

Similarly, in our drilling business, our competition includes many companies with significantly greater experience, larger client bases, and substantially greater financial resources. There are significant barriers to entry including large capital requirements and the recruitment and retention of qualified, experienced employees.

We cannot assure you that we will be able to compete in any of our business areas effectively with current or future competitors or that the competitive pressures faced by us will not have a material adverse effect on our business, financial condition and operating results.

Our Offices and Other Facilities

Timberline currently maintains its administrative office at 101 East Lakeside Ave., Coeur d'Alene, ID 83814. The telephone number is (208) 664-4859. Timberline Drilling maintains its administrative office at 2775 Howard Street, Suite 2, Coeur d'Alene, ID 83815. Timberline Drilling's telephone number is 208-665-7211. In addition, Timberline Drilling maintains a shop facility in Coeur d'Alene, ID and an operational facility in Elko, NV. Timberline Drilling's Mexican subsidiary, World Wide Exploration, S.A. de C.V., maintains an administrative office and warehouses in Hermosillo and Torreon, Mexico.

Our Employees

Timberline, the parent company, is an exploration company and currently has six employees, including certain officers and directors. Management expects to hire staff and additional management as necessary as implementation of our business plan requires.

Our subsidiaries, Timberline Drilling and World Wide Exploration, have approximately 65 full-time employees in the U.S. and 60 full-time employees in Mexico, respectively. We believe that our relationship with our employees is good.

Regulation

The exploration, drilling and mining industries operate in a legal environment that requires permits to conduct virtually all operations. Thus permits are required by local, state and federal government agencies. Federal agencies that may be involved include: The U.S. Forest Service (USFS), Bureau of Land Management (BLM), Environmental Protection Agency (EPA), National Institute for Occupational Safety and Health (NIOSH), the Mine Safety and Health Administration (MSHA) and the Fish and Wildlife Service (FWS). Individual states also have various environmental regulatory bodies, such as Departments of Ecology and so on. Local authorities, usually counties, also have control over mining activity. The various permits address such issues as prospecting, development, production, labor standards, taxes, occupational health and safety, toxic substances, air quality, water use, water discharge, water quality, noise, dust, wildlife impacts, as well as other environmental and socioeconomic issues.

Prior to receiving the necessary permits to explore or mine, the operator must comply with all regulatory requirements imposed by all governmental authorities having jurisdiction over the project area. Very often, in order to obtain the requisite permits, the operator must have its land reclamation, restoration or replacement plans pre-approved. Specifically, the operator must present its plan as to how it intends to restore or replace the affected area. Often all or any of these requirements can cause delays or involve costly studies or alterations of the proposed activity or time frame of operations, in order to mitigate impacts. All of these factors make it more difficult and costly to operate and have a negative and sometimes fatal impact on the viability of the exploration or mining operation. Finally, it is possible that future changes in these laws or regulations could have a significant impact on our business, causing those activities to be economically reevaluated at that time.

Overview of Timberline Drilling, Incorporated – Our Wholly-Owned Subsidiary

In March 2006, Timberline acquired Kettle Drilling, Inc., which in September 2008 changed its name to Timberline Drilling Incorporated. Timberline Drilling provides core drilling services to mining and mineral exploration companies throughout North America, combining state of the art equipment, world-class technical expertise, innovative thinking, and a strong safety record. Timberline Drilling specializes in underground drilling services in support of active mining operations and advanced exploration projects. Working primarily with established companies, its business is less cyclical than that of surface drillers at early-stage exploration sites, where supplies, infrastructure, and project funding are less predictable.

Timberline Drilling's long-term strategies of aggressive expansion, drill fleet modernization, and underground focus have resulted in revenue growth. Timberline Drilling, along with its wholly-owned Mexican subsidiary, World Wide Exploration, S.A. de C.V. (which we refer to as World Wide or WWE), now have a combined fleet of 26 drill rigs which generated revenues of approximately $7.2-million in the quarter ending September 2008, raising overall revenue for the 2008 fiscal year to more than $31 million.

Looking ahead to the 2009 fiscal year, the current credit and financial crisis affects the ability of some of our potential clients to raise funds for drilling programs. Our underground drilling operations in support of operating mines continue to perform well both in the U.S. and Mexico, however in recent months, even active mining operations - typically more resistant to market volatility - are in a mode of restraint and in some cases temporarily closing even though gold prices have remained more stable than many other commodities. Due to the downturn in surface drilling contracts, revenues at Timberline Drilling are expected to be lower in the foreseeable future. However, improved cash flows are expected as management focuses on profitability and customer service at Timberline Drilling.

Overview of Our Mineral Exploration Business

Our parent company is a mineral exploration company. Mineral exploration is essentially a research activity that does not produce a product. Successful exploration often results in increased project value that can be realized through the optioning or selling of the claimed site to larger companies. As such, we acquire properties which we believe have potential to host economic concentrations of minerals, particularly gold, silver and copper. These acquisitions have and may take the form of unpatented mining claims on federal land, or leasing claims, or private property owned by others. An unpatented mining claim is an interest that can be acquired to the mineral rights on open lands of the federally owned public domain. Claims are staked in accordance with the Mining Law of 1872, recorded with the federal government pursuant to laws and regulations established by the Bureau of Land Management (the Federal agency that administers America's public lands), and grant the holder of the claim a possessory interest in the mineral rights, subject to the paramount title of the United States.

We will perform basic geological work to identify specific drill targets on the properties, and then collect subsurface samples by drilling to confirm the presence of mineralization (the presence of economic minerals in a specific area or geological formation). We may enter into joint venture agreements with other companies to fund further exploration work. It is our plan to focus on assembling a high quality group of mid-stage mineral (gold, silver, and copper) exploration prospects, using the experience and contacts of the management group. By such prospects, we mean properties that may have been previously identified by third parties, including prior owners such as exploration companies, as mineral prospects with potential for economic mineralization. Often these properties have been sampled, mapped and sometimes drilled, usually with indefinite results. Accordingly, such acquired projects will either have some prior exploration history or will have strong similarity to a recognized geologic ore deposit model. Geographic emphasis will be placed on the western United States.

The focus of our activity has been to acquire properties that we believe to be undervalued; including those that we believe to hold previously unrecognized mineral potential. Properties have been acquired through the location of unpatented mining claims (which allow the claimholder the right to mine the minerals without holding title to the property), or by negotiating lease/option agreements. Our Vice-President of Exploration, Paul Dircksen, has experience in evaluating, staking and filing unpatented mining claims, and in negotiating and preparing mineral lease agreements in connection with those mining claims.

The geologic potential and ore deposit models have been defined and specific drill targets identified on the majority of our properties. Our property evaluation process involves using basic geologic fieldwork to perform an initial evaluation of a property. If the evaluation is positive, we seek to acquire it, either by staking unpatented mining claims on open public domain, or by leasing the property from the owner of private property or the owner of unpatented claims. Once acquired, we then typically make a more detailed evaluation of the property. This detailed evaluation involves expenditures for exploration work which may include rock and soil sampling, geologic mapping, geophysics, trenching, drilling, or other means to determine if economic mineralization is present on the property.

Portions of our mineral properties are owned by third parties, and leased to us. These agreements are held by David Miller and Howard Adams, Jim Ebisch, Sedi-Met, Inc, Hecla Mining Company, Snowshoe Mining Company and Diversified Inholdings. The contract with Mr. Ebisch, a former director, is an assignment of lease; the state of Idaho is the underlying owner. In addition, we own a number of unpatented mining claims outright. Approximately 38 of these claims are located near our Snowstorm Project in Shoshone County, Idaho, and have been included in the earn-in agreement with Hecla Mining Company. An "earn-in agreement" requires one party to spend a certain amount of money, usually in mineral exploration expenditures, to earn a specified percentage ownership in the property. On February 1, 2006, pursuant to the agreement, Hecla elected to withdraw from the venture but retains four percent (4%) net smelter return royalty on any mineral production from the subject claims. In conjunction with this withdrawal, Hecla assigned approximately 750 acres of mineral rights in the area to us. Four additional groups of unpatented claims owned by the Company are located in Sanders and Lincoln counties, Montana. Additionally, also in Montana, the Butte Highlands Property is located in Silver Bow County and is comprised of 8 patented and 61 unpatented claims.

All of the leases are contracts with varied terms, all of which provide for us to earn an interest in the property or receive a royalty. See Description of Property below.

Our strategy with properties deemed to be of higher risk or those that would require very large exploration expenditures is to present them to larger companies for joint venture. Our joint venture strategy is intended to maximize the abilities and skills of the management group, conserve capital, and provide superior leverage for investors. If we present a property to a major company and they are not interested, we will continue to seek an interested partner.

For our prospects where drilling costs are reasonable and the likelihood of success seems favorable, we will undertake our own drilling. The target depths, the tenor of mineralization on the surface, and the general geology of the area are all factors that determine the risk as calculated by us in conducting a drilling operation. Mineral exploration is a research and development activity and is, by definition, a high risk business that relies on numerous untested assumptions and variables. Accordingly, we make our decisions on a project by project basis. We do not have any steadfast formula that we apply in determining the reasonableness of drilling costs in comparison to the likelihood of success, i.e. in determining whether success seems "favorable."

The Commodities Market

The prices of gold, silver and copper have fluctuated during the last several years. The price of gold has risen steadily for the last few years. Through 2006, gold traded in a fairly narrow price range between roughly $520 and $720 per ounce, based on the London PM Fix Price. In 2007, gold traded between approximately $600 and $840, and in 2008 to date, gold has traded between approximately $690 and $1,025 (based on the London PM Fix Price). The price of gold based on the London PM Fix Price closed at $835.75 on December 19, 2008. In 2006, the price of silver per ounce ranged from

approximately $8.80 to $14.90, based on the London Fix Price. In 2007, the price of silver ranged from $11.70 to $15.80 per ounce, and in 2008, silver traded between approximately $8.80 and 20.90 (based on the London Fix Price). The price of silver based on the London Fix Price closed at $10.61 on December 19, 2008. During 2007, the approximate price per pound of copper ranged from $2.50 to $3.75, and in 2008, the approximate price per pound of copper ranged from approximately $1.20 to 4.10. The price of copper closed at $1.28 per pound on December 19, 2008, based on the London Metal Exchange price.

.

DESCRIPTION OF PROPERTY

Summary of Timberline's Mineral Exploration Prospects

As of February 2009, Timberline has acquired mineral prospects for exploration in Montana, Nevada and Idaho mainly for target commodities of gold, silver, zinc and copper. The prospects are held by both patented and unpatented mining claims owned directly by the Company or through legal agreements conveying exploration and development rights to the Company. Most of our prospects have had a prior exploration history and this is typical in the mineral exploration industry. Most mineral prospects go through several rounds of exploration before an economic ore body is discovered and prior work often eliminates targets or points to new ones. Also, prior operators may have explored under a completely different commodity price structure or technological regime. Mineralization which was uneconomic in the past may be ore grade at current market prices when extracted and processed with modern technology.

Montana Gold Properties

Butte Highlands Gold Project


Butte Highlands Project
Property Location
Silver Bow County, Montana
Timberline
Kalispell
Great Falls
Missoula
Helena
Butte
Bozeman
Billings
Butte Highlands Project
Major Cities
Major Highways
1:3,750,000
April, 2009

In July 2007, Timberline closed its purchase of the Butte Highlands Gold Project. The project is located approximately 15 miles south of Butte, Montana in Silverbow County. The property covers 1,142 acres consisting of a combination of patented and unpatented mining claims situated within Sections 31 and 32, Township 1 North, Range 7 West; Sections 5 and 6, Township 1 South, Range 7 West; and Section 1, Township 1 South, Range 8 West, Montana Principal Meridian.

The property can be accessed utilizing motor vehicle via State Highway 2 and County and US Forest Service maintained, improved surface roads.

Claim Name(s)	Claim Type	Land Type	Rights	Ownership
BHC 1 thru BHC 61	Unpatented lode	Federal	mineral	100 % Timberline Resources Corp.
J.B. Thompson	Patented lode	Private	mineral and surface	100 % Timberline Resources Corp.
Main Ripple	Patented lode	Private	mineral and surface	100 % Timberline Resources Corp.
Murphy	Patented lode	Private	mineral and surface	100 % Timberline Resources Corp.
Only Chance	Patented lode	Private	mineral and surface	100 % Timberline Resources Corp.
Purchance	Patented lode	Private	mineral and surface	100 % Timberline Resources Corp.
Red Mountain	Patented lode	Private	mineral and surface	100 % Timberline Resources Corp.
Main Chance	Patented lode	Private	mineral	100 % Timberline Resources Corp.
Island	Patented lode	Private	mineral	100 % Timberline Resources Corp.

All of the unpatented claims are exploration lode claims legally located under federal and state guidelines where each claim is 600 feet by 1500 feet encompassing 20 acres. Each claim is clearly marked with a 4 inch by 4 inch post or equivalent tree at each corner and a location monument is erected along the center line of the long direction of the claim. All BLM maintenance requirements have been met.

All of the private lands within the Butte Highlands property are historic lode claims which were patented through the U.S. Government patent process. Timberline Resources is responsible for paying yearly BLM maintenance fees on all unpatented mining claims and Montana State property taxes on all patented lands. All associated taxes and fees are paid up to date as of September 30, 2008. Electricity and water are readily available on the property. If necessary, additional electricity requirements may be met by augmenting the currently available electrical supply with generator power.

Gold mineralization at Butte Highlands is hosted primarily in lower Paleozoic Wolsey shale with higher-grade mineralization occurring within the sediments proximal to diorite sills and dikes. Between 1988 and 1996, prior operators Placer Dome, Battle Mountain, ASARCO, and Orvana Minerals demonstrated the presence of a wide and continuous mineralized zone by drilling 46 core holes (36,835 feet) and 132 reverse-circulation holes (61,338 feet) within the district. The vast majority of this drilling was conducted in the Nevin Hill area which is included in the Timberline property. Best gold intercepts achieved at Butte Highlands include 49.8 feet of 0.651 ounces per ton (oz/t) and 11.5 feet of 1.996 oz/t from surface and 31.0 feet of 1.060 oz/t from underground.

Since signing the Purchase Agreement for Butte Highlands in May, Timberline has expanded its land position to cover additional drill targets and has retained Klepfer Mining Services (Eric Klepfer, as affiliate of Klepfer Mining Services, is also a director to Timberline) to perform the environmental and permitting services necessary to advance the project. Timberline management believes that there is excellent potential to increase the historic resource estimates at Butte Highlands, both along strike and down-dip, as well as a realistic opportunity for near-term production.

Timberline purchased the Butte Highlands property, including 100-percent ownership of mineral rights, from Butte Highlands Mining Company for $405,000 cash and 108,000 shares of Timberline common stock.

In 2008, Timberline completed the first four holes (totaling 6,757 feet) of its planned 17-hole surface core drilling program before the early onset of heavy snowfall forced the cessation of exploration activities for the season. Assays have been received for the first three holes with results confirming known mineralized zones and identifying a new high-grade gold zone to the northwest. The program was designed to validate and expand the historic estimates, to obtain material for petrographic and metallurgical evaluation, and to assess 3-D control for planning and permitting the exploration decline and, ultimately, a producing mine.

The most encouraging hole to-date, BH-DDH 08-03, was drilled 100 feet northwest of previously-tested mineralization boundaries. The hole returned several mineralized gold intervals, including 2.0 feet of 0.62 ounces per ton (oz/t), 37.0 feet of 0.22 oz/t, 5.0 feet of 0.26 oz/t, 9.0 feet of 0.43 oz/t, and 35.0 feet of 0.14 oz/t. These results demonstrate the northwest extension of the Upper, Middle, and Lower zones, while the latter two intervals comprise a new discovery at depth, a potential offset portion of previously-identified zones. Both the extension and the discovery have the potential to greatly increase mineralization estimates at Butte Highlands.

Results for BH-DDH 08-02, intended to test a narrow gold zone proximal to a diorite dike, were also positive and encouraging. In addition to a 7.2-foot interval grading 0.11 oz/t gold within typical Wolsey shale host rock, the hole also intercepted a 267-foot zone of mineralized diorite, including 25.0 feet grading 0.10 oz/t gold. It is important to note that the identification of slightly higher-grade diorite material, or the delineation of similarly wide zones of lower-grade material with underground bulk mining potential, could have a significant positive impact on mineralization estimates as they do not currently include diorite-hosted gold. Additional testing of diorite targets will be considered for future drilling phases, most likely from underground.

2008 Butte Highlands Drilling Highlights

Drill Hole	From (ft)	To (ft)	Length (ft)	Gold (oz/t)[1]
BH-DDH 08-01	1335.6	1337.0	1.4	0.27
BH-DDH 08-02	1171.4	1178.6	7.2	0.11
Including	1326.0	1351.0	25.0	0.10
BH-DDH 08-03	1207.0	1209.0	2.0	0.62
	1242.0	1279.0	37.0	0.22
Including	1242.0	1260.0	18.0	0.24
Including	1272.7	1279.0	6.3	0.41
	1294.0	1299.0	5.0	0.26
	1404.0	1409.0	5.0	0.11
NW Extension	1560.2	1569.2	9.0	0.43
NW Extension	1580.0	1615.0	35.0	0.14

(1)   All values represent either a single interval or were composited using a weighted average based on sample interval length.

In October 2008, the Company announced that it had agreed to form a 50/50 joint venture with Small Mine Development (SMD) at the Butte Highlands project. Under terms of the proposed agreement, Timberline will be carried to production by SMD, which will fund all mine development costs and begin development in the summer of 2009. Both Timberline's and SMD's 50-percent share of costs will be paid out of proceeds from future mine production.

In addition to the drilling program described above, the Company has completed a reverse circulation drill hole in order to collect data for a hydrological study of the property. A comprehensive hydrology report has been prepared by an outside consulting firm using data collected from the drill hole as well as surface water sample sites on, and adjacent to, the property. As of September 30, 2008 the Company has incurred exploration costs to date of approximately $700,000.

Timberline plans to continue the current exploration plan and geologic modeling of the Butte Highlands project. Timberline will also begin permitting additional exploration. Additional exploration will consist of installing an underground exploration ramp to access mineralization for underground drilling, bulk sampling and metallurgical testing. The permit application is expected to be submitted in the second quarter 2009 and should take approximately 60 days for regulatory approval.

Upon approval, construction of the underground ramp and associated development on the project will begin. Completion of the underground ramp, underground drilling and bulk sampling will take approximately 12 to 18 months in total. During this time Timberline will be submitting an application for an Operating Permit with the state of Montana to commence gold mining operations. Timberline will be conducting or contracting all base line studies to facilitate the permit. The state of Montana has indicated to Timberline that this process and regulatory approval will take approximately 12 to 18 months. Therefore, Timberline expects to transition directly from exploration to gold mining operations within the specified time frame.

SMD, our 50/50 joint venture partner on the project, will carry all costs incurred on the project until mining operations commence. The Company expects that the total costs incurred on the project to reach this milestone will be between $12 and $18 million.

Nevada Gold Properties

The Long Canyon Prospect

In July 2006, Timberline signed a Letter of Intent to enter a Lease / Option to Purchase Agreement on the Long Canyon Project, along the Walker Lane Mineral Belt in south-central Nevada. Long Canyon is located 7 miles southeast of Mina in Mineral County, Nevada.

The Long Canyon project covers 22 mining claims and represents the upper levels of a low-sulfidation, quartz-adularia gold system. The project area contains a series of narrow quartz veins cutting a broad, undefined, zone of gold bearing siliceous breccias associated with a poorly defined intrusive mafic sill. Additionally, a regional rhyolite dike swarm appears to control some of the gold mineralization. The property demonstrates the potential for porphyry-style mineralization similar to other systems found along Walker Lane.

A recent magnetic survey has revealed significant magnetic highs on the property, indicating a possible structural control for mineralization. The survey, combined with geologic mapping and sampling results, has led to the selection of drill targets which will be tested later this year.

The Agreement requires Timberline to make annual advance royalty payments of $20,000 increasing $5,000 annually to a cap of $50,000. Upon a production decision, Timberline may purchase the Property for $500,000 subject to a 2-percent Net Smelter Returns (NSR) royalty, of which 1-percent may be purchased for $1,000,000.

As of September 30, 2008, Timberline does not consider the Long Canyon prospect to be a material property. No future expenditures are planned on the prospect at this time.

Idaho Copper-Silver Property

The Snowstorm Prospect

The Snowstorm Project is located in north Idaho's "Silver Valley" and features the Snowstorm Mine, a historic operation that produced 800,000 tons of ore averaging 4-percent copper and 6 ounces per ton (oz/t) silver. Snowstorm mineralization occurred as disseminated copper and silver found in the same Revett Formation quartzites that host the Troy, Rock Creek, and Montanore deposits on the Montana Copper Sulfide Belt, but was of a much higher grade. The Snowstorm property, which is 2 miles northeast of the Lucky Friday Mine near Mullan in Shoshone County, Idaho, lies in the southwest corner of the Montana Copper Sulfide Belt where it overlaps the northeast corner of the Coeur d'Alene Mining District. Timberline controls 100-percent of the Snowstorm Project.

Exploration work has been conducted in the project area for decades. U.S. Borax conducted a program focusing on the nearby Military Gulch area during the 1980s. Later, Silver Mountain Lead Mines, The Bunker Hill Company, and Hecla held the project area and also conducted significant exploration. Timberline has obtained access to most of this data, which represents hundreds of thousands of dollars worth of work. This data was reviewed and assembled to aid in the development of the 2005 exploration program.

In late-2005, Timberline completed a Phase I exploration program at Snowstorm, designed as an initial evaluation of the potential for copper-silver mineralization in Upper Revett quartzite within the large project area. The program consisted of 10 core holes totaling 4,104 feet, drilled at nine widely-spaced sites along the projected mineralized horizon at depths ranging from 149 to 712 feet.

Mineralization was found to occur within the lower unit of the Upper Revett quartzite, with all ten drill holes encountering the quartzite in thicknesses varying from 37 to 57 feet. Six holes encountered narrow irregular bands of copper and silver mineralization over a two-foot interval within the stratigraphic unit, with two additional holes returning anomalous values. Although the continuity of the stratigraphy and the mineralized horizon was demonstrated, bulk grades across the horizon were sub-economic, with copper values typically less than 0.3-percent and silver values typically less than 0.25 oz/t. Much of the mineralization in the shallower intercepts was oxidized with leaching contributing to the lower grades. In the sulfide zones, chalcopyrite was the predominate sulfide rather than bornite or chalcocite. Results of the drilling were reported in the Company's 8-K report dated January 3, 2006.

Timberline submitted a technical report on the Phase I exploration program at Snowstorm, along with a Phase II exploration proposal, to Hecla as required by an earn-in agreement. Hecla has subsequently elected not to participate in future expenditures at Snowstorm and thus retains a 4-percent net smelter returns (NSR) royalty on any future production from the project. Timberline now controls 100-percent of the Snowstorm prospect.

The mineralized horizon at the Snowstorm Mine was discovered in outcrop and subsequently developed with four adits, each driven at lower elevations to access its nearly vertical structure. The horizon appears to have been offset by a structure near the lowest adit and little systematic exploration has been conducted for this lower portion of the ore body. No stratabound copper-silver deposit has since been discovered that approached the grades of the Snowstorm.

In May 2005, the Company signed a Mineral Lease Agreement with Snowshoe Mining Co. for additional ground adjacent to the Snowstorm project area. The property subject to the Snowshoe Agreement includes the patented claims of Mineral Survey 2224, encompassing an area of approximately 76 acres, just west of the Snowstorm claims. The Agreement calls for an initial payment of $8,000, with annual payments increasing to $15,000 by May 2009, and remaining at that level thereafter. The Company will pay a 3-percent NSR royalty on any production from the Snowshoe property, and will perform a minimum of $10,000 worth of exploration work upon it annually. The work may be performed on or for the benefit of the Snowshoe claims. Hecla previously elected to include the Snowshoe claims within the area of interest, and will consequently receive a 1-percent NSR royalty on any production from the Snowshoe property.

As of September 30, 2008, Timberline does not consider the Snowstorm prospect to be a material property. No material future expenditures are planned on the prospect at this time.

Idaho Gold Property

The Spencer Prospect

The Spencer prospect covers 640 acres on the western end of the Kilgore-Spencer Trend, a northeast-trending belt of rhyolite volcanics known to host epithermal gold-silver mineralization, just south of a privately-held opal mine about nine miles northeast of near the town of Spencer, Idaho. The Company believes that the property has the potential to host both open-pit and underground gold deposits.

The geochemistry at Spencer is consistent with the upper levels of an epithermal system. Although there was considerable interest in the region during the 1980s and 1990s following the Kilgore discovery, the Spencer property has never been drill tested.

The Company has performed a phase-one exploration program consisting of reconnaissance-scale geological mapping along with rock chip and soil geochemical sampling. Future work may include more detailed mapping and sampling, and possibly a geophysical survey to help define drill targets.

The Spencer Prospect is held by State of Idaho Department of Lands Mineral Lease No. 9347. The Mineral Lease was issued to a prior Director of Timberline, who assigned it to the Company for consideration of common stock and approximately $3,000 in expenses.

The prospect is located in Section 16, Township 12 North, Range 37 East, in Clark County, Idaho. The lease covers an area of approximately 640 acres and calls for annual payments to the State of Idaho of $640. Royalties on production of previous metals are 5-percent of the gross receipts from the sale of minerals produced, less reasonable transportation, smelting and treatment costs.

As of September 30, 2008, Timberline does not consider the Spenser prospect to be a material property. No future expenditures are planned on the prospect at this time.

Overview of Regulatory, Economic and Environmental Issues

Hard rock mining and drilling in the United States is a closely regulated industrial activity. Mining and drilling operations are subject to review and approval by a wide variety of agencies at the federal, state and local level. Each level of government requires applications for permits to conduct operations. The approval process always involves consideration of many issues including but not limited to air pollution, water use and discharge, noise issues, and wildlife impacts. Mining operations always involve preparation of an environmental impact statement that examines the probable effect of the proposed site development. Federal agencies that may be involved include: The U.S. Forest Service (USFS), Bureau of Land Management (BLM), Environmental Protection Agency (EPA), National Institute for Occupational Safety and Health (NIOSH), the Mine Safety and Health Administration (MSHA) and the Fish and Wildlife Service (FWS). Individual states also have various environmental regulatory bodies, such as Departments of Ecology and so on. Local authorities, usually counties, also have control over mining activity. An example of such regulation is the State of Montana's ban on the use of cyanide in mining activities within the state. Cyanide is used in the mining of gold. However, since some of our prospects in Montana are for silver and copper this ban does not affect those properties. Our Butte Highlands project in Montana is partially on patented ground and is an underground gold prospect. It is anticipated that any production from this property would be shipped to nearby mills for processing as opposed to building our own mills and processing facilities, thus this ban should not affect our plans in Montana. The Elkhorn project is nearby and similar to Butte Highlands and is following a similar plan with public support. We are not aware of any other states that plan to enact similar legislation.

Gold, silver and copper are mined in a wide variety of ways, both in open pit and underground mines. Open pit mines require the gold deposit to be relatively close to the surface. These deposits tend to be low grade (such as 0.01-0.03 ounces per ton gold) and are mined using large, costly earth moving equipment, usually at very high tonnages per day.

Open pit operations for gold usually involve heap leaching as a metallurgical method to remove the gold. Heap leaching involves stacking the ore on pads which are lined with an impenetrable surface, then sprinkling the gold with a weak cyanide solution to extract the gold. The particle impregnated solution is collected and the gold recovered through further processing.

Underground metal mines generally involve higher grade ore bodies. Less tonnage is mined underground, and generally the higher grade ore is processed in a mill or other refining facility. This process results in the accumulation of waste by-products from the washing of the ground ore. Mills require associated tailings ponds to capture waste by-products and treat water used in the milling process.

Capital costs for mine, mill and tailings pond construction can easily run into the hundreds of millions of dollars. These costs are factored into the profitability of a mining operation. Metal mining is sensitive to both cost considerations and to the value of the metal produced. Metals prices are set on a world-wide market and are not controlled by the operators of the mine. Changes in currency values or exchange rates can also impact metals prices. Thus changes in metals prices or operating costs can have a huge impact on the economic viability of a mining operation.

Environmental protection and remediation is an increasingly important part of mineral economics. In some cases, particularly in Montana, with its concern for its grizzly bear population, mining companies have been required to acquire and donate additional land to serve as a substitute habitat for this endangered species.

Estimated future costs of reclamation or restoration of mined land are based principally on legal and regulatory requirements. Reclamation of affected areas after mining operations may cost millions of dollars. Often governmental permitting agencies are requiring multi-million dollar bonds from mining companies prior to granting permits, to insure that reclamation takes place. All environmental mitigation tends to decrease profitability of the mining operation, but these expenses are recognized as a cost of doing business by modern mining and exploration companies.

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. We conduct our operations so as to protect the public health and environment and believe our operations are in compliance with applicable laws and regulations in all material respects. We have made, and expect to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Every mining activity has an environmental impact. In order for a proposed mining project to be granted the required governmental permits, mining companies are required to present proposed plans for mitigating this impact. In the United States, where our properties are located, no mine can operate without obtaining a number of permits. These permits address the social, economic, and environmental impacts of the operation and include numerous opportunities for public involvement and comment.

We intend to focus on exploration and discovery of mineral resources, not their production. If we are successful, the ore bodies discovered will be attractive to production companies. The mining industry is, like agriculture, a fundamental component of modern industrial society, and minerals of all sorts are needed to maintain our way of life. If we are successful in finding an attractive ore body, be it gold, silver or copper, sufficient value will be created to reward the Company's shareholders and allow for all production and reclamation expenses to be paid by the actual producer to whom we convey, assign or joint venture the project.
.

LEGAL PROCEEDINGS

On January 16, 2009, the Company filed a complaint in the United States District Court for the District of Idaho (the "Court") against American Drilling, LLC, American Drilling Corporation (along with American Drilling, LLC referred to as "American Drilling"), and Steven Elloway ("Elloway"). Timberline Drilling alleged that when Elloway left employment with the Company he immediately started American Drilling, and that Elloway and American Drilling have subsequently violated Elloway's Supplemental Income Agreement with Timberline Drilling, which restricted his post-termination competitive activities. Timberline Drilling also asserted that Elloway and American Drilling have converted confidential and proprietary Timberline Drilling information and documents, misappropriated trade secrets, tortiously and negligently interfered with Timberline Drilling's contractual relations with its business relationships and its prospective economic advantage, and that Elloway breached fiduciary duties to Timberline Drilling and unjustly enriched himself. In addition to seeking monetary damages, Timberline Drilling has asked the Court to issue an injunction to prohibit future improper competition or use of Timberline Drilling trade secrets by Elloway or American Drilling.

A temporary restraining order was issued and arguments regarding the entry of a preliminary injunction were heard by the Court on February 11, 2009. On March 2, 2009, the Court denied Timberline Drilling's request for a preliminary injunction, stating that while Timberline Drilling had demonstrated a likelihood of success at trial on the merits, there was no showing of irreparable harm. The Court also stated that given the probable success of Timberline Drilling at trial, Timberline Drilling would have a claim for damages related to its loss of business extending to the trial date of July 11, 2010. We are currently in the discovery phase and expect that Timberline Drilling will prevail at trial. Rather than incur elevated legal costs at this time, and given that damages are ongoing and expected to continue, we plan to accelerate our legal expenditures and preparations closer to the trial date.

No director, officer or affiliate of Timberline and no owner of record or beneficial owner of more than 5.0% of our securities or any associate of any such director, officer or security holder is a party adverse to Timberline or has a material interest adverse to Timberline in reference to pending litigation.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock was listed on the NYSE Amex, formerly the American Stock Exchange, on May 12, 2008 and is quoted under the trading symbol "TLR".

On February 13, 2009, the Company received a notice from the NYSE Amex (the "NYSE Amex") indicating that the Company was not in compliance with Section 1003(a)(ii) of the NYSE Amex Company Guide (the "Company Guide") due to the Company's stockholders' equity being less than $4,000,000 and the Company having losses from continuing operations and net losses in three of its four most recent fiscal years and Section 1003(a)(iii) of the Company Guide due to the Company's stockholders' equity being less than $6,000,000 and the Company having losses from continuing operations and net losses in its five most recent fiscal years. Therefore the Company has become subject to Section 1009 of the Company Guide regarding continued listing evaluations.

In order to maintain our NYSE Amex listing, we were required to submit a plan of compliance to the NYSE Amex by March 13, 2009 (the "Plan"), addressing how we intend to regain compliance with Sections 1003(a)(ii) and 1003(a)(iii) of the Company Guide within a maximum of 18 months (the "Plan Period"). The Company filed the Plan with the NYSE Amex on March 13, 2009. The NYSE Amex Corporate Compliance Department management evaluated the Plan, and on May 4, 2009 the Company was informed that the Plan was accepted by the NYSE Amex and our Plan Period will end on August 13, 2010. Although the Plan was accepted and we are able to continue our listing during the Plan Period, we will be subject to periodic review to determine whether we are making progress consistent with the Plan. If we are not in compliance with the continued listing standards at the conclusion of the Plan Period or do not make progress consistent with the Plan during the Plan Period, we may become subject to delisting proceedings in accordance with Section 1010 and Part 12 of the Company Guide.

The high and low sale prices for our common stock as quoted on the NYSE Amex and the OTCBB were as follows:

Period[1]	High	Low
2009		
First Quarter	$1.50	$0.19
2008		
First Quarter	$4.35	$2.50
Second Quarter[2]	$4.40	$2.65
Third Quarter	$2.99	$0.80
Fourth Quarter	$1.50	$0.23
2007		
First Quarter	$2.94	$1.25
Second Quarter	$4.35	$2.21
Third Quarter	$5.70	$3.01
Fourth Quarter	$5.15	$3.03

(1) Quarters indicate calendar year quarters.
(2) Our common stock began trading on the American Stock Exchange on May 12, 2008

The above quotations for the OTCBB reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

On May 20, 2009, the closing sale price for our common stock was $0.39 on the NYSE Amex.

As of May 21, 2009, we had 34,920,111 shares of common stock issued and outstanding, held by approximately 725 registered shareholders. In many cases, shares are registered through intermediaries, making the precise number of shareholders difficult to obtain.

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any further determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant. We have never declared a dividend.

Purchases of Equity Securities by the Small Business Issuer and Affiliates

There were no purchases of our equity securities by us or any of our affiliates during the year ended September 30, 2008.

Stock Incentive Plans

In February 2004, our Board adopted the 2004 Non-Qualified Stock Grant and Option Plan in order to provide incentives to Directors, employees and others rendering services to the Company. In February 2005, our Board adopted the 2005 Stock Incentive Plan which was approved by a vote of shareholders at our Annual Meeting of Shareholders on September 23, 2005. On August 31, 2006, our Board of Directors approved an amendment to the Timberline Resources Corporation 2005 Equity Incentive Plan (the "Amended 2005 Plan") for the purposes of increasing the total number of shares of common stock that may be issued pursuant to Awards granted under the original 2005 Plan from seven-hundred and fifty thousand (750,000) shares to two million (2,750,000) shares and allowing "Ten Percent Shareholders" (as defined in the Amended 2005 Plan) to participate in the plan on the same basis of any other participant. The Amended Plan was approved by a vote of shareholders at our Annual Meeting of Shareholders on September 22, 2006. See Exhibit 10.19 herein which incorporates by reference Exhibit A of our DEF 14A (Proxy Statement) filed on September 8, 2006.

On August 22, 2008, our shareholders approved a proposal for the increase in the total number of shares of common stock that may be issued pursuant to awards granted under the original 2005 Plan as previously amended. Following the increase, the plan provides for 7,000,000 shares of common stock for awards under the plan.

Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	4,769,169 (1)	$1.07	1,692,664
Equity compensation plans not approved by security holders			
TOTAL	4,769,169 (1)	$1.07	1,692,664

(1) In February 2005, our Board adopted the 2005 Equity Incentive Plan which was approved by shareholders on September 23, 2005. This plan authorizes the granting of up to 750,000 non-qualified 10 year stock options to Officers, Directors and consultants. In August 2006, the Board adopted the Amended 2005 Equity Incentive Plan which was approved by shareholders on September 22, 2006. This amended plan increases the number of non-qualified 10 year stock options that are authorized to be issued to Officers, Directors and consultants to 2,750,000. On August 22, 2008, our shareholders approved a proposal for the increase in the total number of shares of common stock that may be issued pursuant to awards granted under the original 2005 Plan as previously amended. Following the increase, the plan provides for 7,000,000 shares of common stock for awards under the plan.

As to the options granted to date, there were none exercised during the year ended September 30, 2008. For the year ended September 30, 2007, 409,167 options were exercised.

Sale of Unregistered Securities

All sales of unregistered securities were previously reported in the Company's quarterly and current reports filed with the Securities and Exchange Commission.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2008 and 2007

Timberline Resources Corporation and Subsidiaries

Contents

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
1105 W. Francis, Suite A
Spokane, Washington 99205

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Timberline Resources Corporation

We have audited the accompanying consolidated balance sheets of Timberline Resources Corporation ("the Company") as of September 30, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Timberline Resources Corporation as of September 30, 2008 and 2007, and the results of its consolidated operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DeCoria, Maichel & Teague P.S.

December 23, 2008
Spokane, Washington

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		September 30, 2008		September 30, 2007
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	737,503	$	3,949,988
Accounts receivable, net of allowance for doubtful accounts of				
$150,740 and none , respectively		3,499,371		3,882,275
Materials and supplies inventory		2,045,223		1,925,392
Deferred offering and acquisition costs		923,957		-
Deferred financing cost, net		202,550		-
Prepaid expenses and other current assets		481,529		380,361
TOTAL CURRENT ASSETS		7,890,133		10,138,016
PROPERTY, MINERAL RIGHTS AND EQUIPMENT:				
Property, mineral rights and equipment, net		9,224,550		8,008,928
OTHER ASSETS:				
Restricted cash		286,410		802,860
Deposits and other assets		160,170		147,058
Intangible assets, net of accumulated amortization		-		105,557
Goodwill		2,808,524		2,808,524
TOTAL OTHER ASSETS		3,255,104		3,863,999
TOTAL ASSETS	$	20,369,787	$	22,010,943
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Note payable to bank	$	-	$	599,065
Accounts payable		2,159,857		3,617,165
Accrued expenses		945,809		220,578
Accrued offering and acquisition costs		923,957		-
Accrued payroll and benefits		566,177		532,591
Notes payable - related parties		-		787,000
Put option on common stock		92,336		-
Accrued taxes		2,089,899		191,458
Accrued severance		400,000		-
Deferred revenue		27,315		250,000
Current portion of capital leases		448,127		476,032
Current portion of notes payable		250,638		300,638
TOTAL CURRENT LIABILITIES		7,904,115		6,974,527
LONG-TERM LIABILITIES:				
Bridge loan financing		8,000,000		-
Obligation under capital leases, net of current portion		577,534		647,416
Notes payable, net of current portion		337,731		571,534
TOTAL LONG-TERM LIABILITIES		8,915,265		1,218,950
COMMITMENTS AND CONTINGENCIES (NOTE 13)		-		-
TEMPORARY EQUITY				
Series A Preferred stock, $0.01 par value; liquidation and redemption				
value none and $2,738,500, respectively; 5,000,000 shares authorized,				
none and 4,700,000 shares issued and outstanding, respectively		-		1,880,000
STOCKHOLDERS' EQUITY:				
Preferred stock, $0.01 par value; 5,000,000 shares authorized,				
none issued and outstanding		-		-
Common stock, $0.001 par value; 100,000,000 shares				
authorized, 28,739,903 and 24,801,108 shares issued				
and outstanding, respectively		28,739		24,801
Common stock subscribed		-		(802,761)
Additional paid-in capital		21,343,416		20,433,478
Accumulated deficit		(17,821,748)		(7,718,052)
TOTAL STOCKHOLDERS' EQUITY		3,550,407		11,937,466
TOTAL LIABILITIES, TEMPORARY EQUITY AND				
STOCKHOLDERS' EQUITY	$	20,369,787	$	22,010,943

See accompanying notes to consolidated financial statements.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended September 30,		
		2008		2007
REVENUES	$	31,728,617	$	19,233,406
COST OF REVENUES		24,939,499		14,741,588
GROSS PROFIT		6,789,118		4,491,818
OPERATING EXPENSES:				
Mineral exploration expenses		2,387,862		530,137
Salaries and benefits		4,639,291		2,562,214
Insurance expense		1,502,914		560,402
Professional fees		1,207,834		450,119
Severance benefits		1,880,590		-
Other general and administrative expenses		3,227,753		2,612,977
Loss on sale of equipment		209,444		31,402
TOTAL OPERATING EXPENSES		15,055,688		6,747,251
LOSS FROM OPERATIONS		(8,266,570)		(2,255,433)
OTHER INCOME (EXPENSE):				
Other income		59,415		54,638
Interest income		167,637		31,797
Interest expense		(1,331,928)		(409,380)
TOTAL OTHER EXPENSE		(1,104,876)		(322,945)
NET LOSS BEFORE INCOME TAXES		(9,371,446)		(2,578,378)
INCOME TAX EXPENSE		(732,250)		(110,000)
NET LOSS	$	(10,103,696)	$	(2,688,378)
EXCESS CONSIDERATION PAID ON REDEMPTION OF PREFERRED STOCK		(6,090,000)		-
NET LOSS AVAILABLE TO COMMON STOCKHOLDERS	$	(16,193,696)	$	(2,688,378)
NET LOSS PER SHARE AVAILABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED	$	(0.60)	$	(0.15)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED		27,212,826		19,155,693

See accompanying notes to consolidated financial statements.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	Common Stock		Common Stock Subscribed	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance, September 30, 2006	14,356,921	$ 14,357	$ -	$ 8,479,403	$ (5,029,674)	$ 3,464,086
Common stock and warrants issued for cash ast $0.65 per unit, net of offering costs	4,200,000	$ 4,200	$ -	$ 2,415,360	$ -	$ 2,419,560
Common stock and warrants issued for cash at $2.75 per unit, net of offering costs	1,780,972	1,781	-	4,858,400	-	4,860,181
Stock subscription receivable	-	-	(802,761)			(802,761)
Common stock issued for warrants exercised	2,772,271	2,772	-	2,658,393	-	2,661,165
Common stock issued for conversion of Series A preferred stock	300,000	300	-	119,700	-	120,000
Common stock issued for options exercised	347,544	347	-	20,669	-	21,016
Common stock issued for services	757,600	758	-	947,432	-	948,190
Common stock issued for land purchase payments	108,000	108	-	215,892	-	216,000
Common stock issued for mineral rights	200,000	200		404,800	-	405,000
Common stock issued for land lease payments	2,000	2	-	4,998	-	5,000
Common stock bonuses to employees	25,800	26	-	88,564	-	88,590
Cancel duplicate shares	(50,000)	(50)	-	50	-	-
Vested portion of stock options granted	-	-	-	219,817	-	219,817
Net loss	-	-	-	-	(2,688,378)	(2,688,378)
Balance, September 30, 2007	24,801,108	$ 24,801	$ (802,761)	$ 20,433,478	$ (7,718,052)	$ 11,937,466

See accompanying notes to consolidated financial statements.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	Common Stock		Common Stock Subscribed	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Common stock and warrants issued for cash at $2.75 per unit, net of offering costs	845,722	846	-	2,190,120	-	2,190,966
Cash received on stock subscription	-	-	802,761	-	-	802,761
Excess cash paid on redemption of Series A preferred stock	-	-	-	(6,090,000)	-	(6,090,000)
Common stock issued for warrants exercised	1,708,273	1,708	-	1,706,565	-	1,708,273
Correction of shares outstanding	9,800	9	-	(10)	-	(1)
Common stock bonuses to employees	40,000	40	-	135,960	-	136,000
Common stock issued for conversion of Series A preferred stock	1,175,000	1,175	-	468,825	-	470,000
Common stock issued in connection with bridge loan financing	160,000	160	-	484,640	-	484,800
Vested portion of stock options granted	-	-	-	2,013,838	-	2,013,838
Net loss	-	-	-	-	(10,103,696)	(10,103,696)
Balance, September 30, 2008	28,739,903	$ 28,739	$ -	$ 21,343,416	$ (17,821,748)	$ 3,550,407

See accompanying notes to consolidated financial statements.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,		
	2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (10,103,696)	$	(2,688,378)
Adjustments to reconcile net loss to net cash			
used by operating activities:			
Depreciation and amortization	1,445,295		1,144,695
Allowance for doubtful accounts	150,740		-
Loss on sale of equipment	209,444		31,402
Inventory writedown	535,658		-
Share based compensation	2,149,839		1,028,597
Change in fair value of put option	92,336		-
Common stock issued for mineral agreement and leases	-		5,000
Impairment of mineral rights	578,391		-
Changes in assets and liabilities:			
Accounts receivable	(518,396)		(2,576,779)
Materials and supplies inventory	(655,489)		(1,059,826)
Prepaid expenses and other current assets, deposits and other assets	(64,280)		(201,509)
Accounts payable	(1,457,308)		2,295,313
Accrued expenses	774,895		272,325
Accrued payroll and benefits	33,586		-
Accrued taxes	1,898,441		-
Accrued severance	400,000		-
Deferred revenue	(222,685)		250,000
Deferred offering costs	(923,957)		-
Accrued offering costs	923,957		-
Accrued interest - related party payables	-		(23,121)
Deferred lease income	-		(23,272)
Net cash used by operating activities	(4,753,229)		(1,545,553)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of equipment	(2,044,385)		(2,246,703)
Change in restricted cash	516,450		(802,860)
Purchase of land	(51,477)		(405,000)
Purchase of mineral rights	(139,391)		(150,000)
Purchase of investment in equity security	(50,000)		-
Proceeds from sale of equipment	71,923		16,294
Net cash used by investing activities	(1,696,880)		(3,588,269)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from bridge loan financing	8,000,000		-
Redemption of Series A preferred stock	(7,500,000)		-
Deferred financing cost	320,000		-
Net proceeds from line of credit	-		599,065
Proceeds from related party notes payable	60,000		-
Payments on related party notes payable	(847,000)		(660,525)
Payments on notes payable	(413,226)		(254,608)
Payments on capital leases	(485,084)		(491,529)
Payment of note payable to bank	(599,065)		-
Proceeds from exercise of options	-		21,017
Proceeds from exercise of warrants	1,608,873		2,661,165
Collection of common stock subscriptions	802,761		-
Proceeds from issuances of stock and warrants,			
net of stock offering costs	2,290,364		6,476,980
Net cash provided by financing activities	3,237,623		8,351,565
Net increase (decrease) in cash	(3,212,486)		3,217,743
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,949,988		732,245
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 737,503	$	3,949,988

See accompanying notes to consolidated financial statements.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL CASH FLOW DISCLOSURES

Interest paid in cash	$	606,000	$	409,380
Income taxes paid in cash		202,964		-

NON-CASH FINANCING AND INVESTING ACTIVITIES:

Common stock issued for land	$	-	$	216,000
Common stock issued for mineral rights		-		405,000
Common stock issued for prepaid expenses and deposits		-		228,000
Account receivable exchanged for equipment		700,895		-
Capital lease for equipment purchase		387,297		412,797
Note payable issued for equipment purchase		129,423		686,416
Series A preferred stock exchanged for common stock		470,000		3,000
Common stock issued in connection with bridge loan financing		484,800		-

See accompanying notes to consolidated financial statements.

Timberline Resources Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Timberline Resources Corporation ("Timberline" or "the Company") was incorporated in August of 1968 under the laws of the State of Idaho as Silver Crystal Mines, Inc., for the purpose of exploring for precious metal deposits and advancing them to production.

In 2006, the Company acquired Kettle Drilling, Inc. ("Kettle") and its Mexican subsidiary, World Wide Exploration S.A. de C.V. ("World Wide"). Kettle provides drilling services to the mining and mineral exploration industries across North America and worldwide. In September 2008, Kettle Drilling, Inc. changed its name to Timberline Drilling Incorporated ("Timberline Drilling").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. *Basis of presentation* – This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

b. *Principles of Consolidation* – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Timberline Drilling and World Wide after elimination of the intercompany accounts and transactions.

c. *Exploration Expenditures* – All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned.

d. *Fair Value of Financial Instruments* – The Company's financial instruments include cash, accounts receivable, accounts payable, and accrued expenses, and are carried at fair value. The carrying value of restricted cash, notes payable, capital leases, related party notes payable, bridge loan financing and derivatives approximate fair value based on the contractual terms of those instruments at September 30, 2008 and 2007.

e. *Cash Equivalents* – For the purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

f. *Restricted Cash* – Restricted cash represents investments in money market funds and are restricted as collateral for various financing arrangements and bonds held for exploration permits.

g. *Estimates and Assumptions* – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions and could have a material effect on the Company's reported financial position and results of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued):

h. *Investments* – We determine the appropriate classification of our investments at the time of purchase. The Company owns 1,240,000 restricted shares of Rae Wallace Mining Company, a private corporation and related party. The investment is recorded in deposits and other assets at cost ($50,000) which management believes approximates fair market value at September 30, 2008.

i. *Revenue Recognition* – The Company recognizes drilling service revenues as the drilling services are provided to the customer based on the actual amount drilled for each contract on a per foot or per hour drilled basis. In some cases, the customer is responsible for mobilization and stand-by costs. Mobilization is charged to a customer when the Company deploys its personnel and equipment to a specific drilling site. Stand-by is charged to a customer when the Company deploys its personnel and equipment to a specific drilling site but, for reasons beyond the Company's control, drilling activities are not able to take place. Revenue related to reimbursement of mobilization and stand-by costs is recognized in the same period as the costs of mobilization or stand-by costs are incurred by the Company. The specific terms of each drilling job are agreed to by the customer and the Company prior to the commencement of drilling. Contract losses are not recognized as the Company's agreements with its customers do not put the Company at a risk of loss.

j. *Intangible Assets* – Intangible assets, including employment contracts and customer drilling contracts, arose from the acquisition of Kettle Drilling in 2006 and are stated at estimated fair value at the date of acquisition. Amortization of employment contracts was initially calculated on a straight-line basis over a useful life of three years. Amortization of the drilling contracts was calculated on a straight-line basis over the life of the contracts (typically one year or less). The value of intangible assets is periodically tested for impairment. At September 30, 2008 all intangible assets (excluding goodwill) were fully amortized.

k. *Accounts Receivable* – Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions.   Trade receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as income when received. The allowance for doubtful accounts was $150,740 and $0 at September 30, 2008 and 2007, respectively.

l. *Materials and supplies inventory* –- The Company values its materials and supplies inventory at the lower of average cost or market. Allowances are recorded for inventory considered to be in excess or obsolete. Inventories consist primarily of parts, operating supplies, drill rods and drill bits. The value of used inventory, if considered still usable, is valued at 25-90% of cost depending on remaining life expectancy. During the year ended September 30, 2008 the Company undertook a detailed materials and supplies inventory analysis and determined that a charge to cost of revenues of $535,658 was appropriate to reflect the net realizable value of the materials and supplies inventory. At September 30, 2008 and 2007, the Company had materials and supplies inventories of $2,045,223 and $1,925,392, respectively.

m. *Property and Equipment* –- Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which is approximately three to fifteen years. Maintenance and repairs are charged to operations as incurred. Significant improvements are capitalized and depreciated over the useful life of the assets. Gains or losses on disposition or retirement of property and equipment are recognized in operating expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued):

n. *Assets Held under Capital Leases* – Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased assets at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

o. *Review of Carrying Value of Property, Mineral Rights and Equipment for Impairment* – The Company reviews the carrying value of property, mineral rights and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, it was determined that an impairment in the value of our Conglomerate Mesa property existed at September 30, 2008. As a result, the entire carrying value of the property of $578,391 was written off to mineral exploration expenses during the year. No other properties were determined to be impaired at September 30, 2008.

p. *Provision for Taxes* – Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"*. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized (See Note 9).

q. *Translation of Foreign Currencies* – All amounts are presented in US dollars. World Wide's operations in Mexico are translated at average rates of exchange for the year. The assets and liabilities of the Mexico operations are translated at the exchange rate in effect at the balance sheet date. Foreign translation and transaction gains/(losses) of $(58,865) and $12,435 for the years ended September 30, 2008 and 2007, respectively, have been included in the current period net income (loss) as other income (expense).

r. *Stock-based compensation* – The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment ("SFAS 123(R)") The Company has chosen to use the modified prospective transition method under SFAS 123(R).

Under SFAS 123(R), the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard. At present, the Company is continuing to use the Black-Scholes model, which requires the input of some subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected life"), the estimated volatility of the Company's common stock price over the expected term ("volatility"), employee forfeiture rate, the risk-free interest rate and the dividend yield. Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued):

s. *Goodwill* – Goodwill relates to the acquisition of Timberline Drilling. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets,"* at least annually goodwill is tested for impairment by applying a fair value based test. In assessing the value of goodwill, assets and liabilities are assigned to the reporting units and a discounted expected cash flow analysis is used to determine fair value. There was no impairment loss revealed by this test as of September 30, 2008 or 2007.

t. *Net Loss per Share* – Basic EPS is computed as net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities.

On June 27, 2008, the Company redeemed and cancelled 3,525,000 of the 4,700,000 Series A Preferred Stock for $7,500,000 (see Note 13). Due to the lack of retained earnings, the excess amount paid is recorded as a reduction in Additional Paid-in Capital of $6,090,000. This excess is treated similarly to a dividend for purposes of calculating EPS.

The dilutive effect of convertible and exercisable securities as of September 30, 2008, is as follows:

Stock options	3,946,668
Warrants	2,301,734
Total possible dilution	6,248,402

At September 30, 2008 and 2007, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

u. *Derivative Instruments* – The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related amendments and interpretations. These authoritative pronouncements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. At September 30, 2008 the Company has a written put option related to a bridge loan financing agreement that is recognized as a liability of $92,336 based on its estimated fair value (See Note 5).

v. *New accounting pronouncements* – In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements, ("SFAS 157"), which will become effective in our 2008 financial statements. SFAS 157 establishes a framework for measuring fair value and expands disclosure about fair value measurements, but does not require any new fair value measurements. The Company has not yet determined the effect that adoption of SFAS 157 may have on the results of operations or financial position.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued):

The FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115,* in the first quarter 2007. The statement allows entities to value financial instruments and certain other items at fair value. The statement provides guidance over the election of the fair value option, including the timing of the election and specific items eligible for the fair value accounting. Changes in fair values would be recorded in earnings. The Company is evaluating the impact the adoption of this statement will have, if any, on its financial statements.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements"* ("SFAS No. 160"). This statement's objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require ownership interests in the subsidiaries held by parties other than the parent be clearly identified. The Statement is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively as of the beginning of the fiscal year in which the Statement is initially applied, except for the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. Earlier adoption is not permitted. The Company is currently evaluating the impact of the adoption of SFAS No. 160.

In December 2007, the FASB issued SFAS No. 141R "Business Combinations" effective for fiscal years beginning after December 15, 2008. SFAS 141R, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 141R.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of FASB Statement 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") to require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The Statement is effective for consolidated financial statements issued for fiscal years and periods beginning after November 15, 2008. Early application is encouraged. The Company is currently evaluating the impact of the adoption of SFAS No. 161.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company is currently evaluating the potential impact of the adoption of SFAS No. 162.

w. *Reclassifications* – Certain reclassifications have been made to the 2007 financial statements in order to conform to the 2008 presentation. These reclassifications have no effect on net loss, total assets or accumulated deficit as previously reported.

NOTE 3 – PROPERTY, MINERAL RIGHTS AND EQUIPMENT:

The following is a summary of property, mineral rights and equipment and accumulated depreciation at September 30, 2008 and 2007:

	Expected Useful Lives (years)		**2008**		**2007**
Equipment and vehicles	5-10	$	10,421,807	$	7,652,275
Office equipment and furniture	3-10		258,259		162,320
Land	-		672,477		621,000
Mineral rights	-		116,000		555,000
Leasehold improvements	5-15		145,401		161,450
Total property, mineral rights and equipment			11,613,944		9,152,045
Less accumulated depreciation			(2,389,394)		(1,143,117)
Property, mineral rights and equipment, net		$	9,224,550	$	8,008,928

Property and equipment includes assets (primarily core drilling equipment) held under capital leases of $2,054,038 and $2,156,861 at September 30, 2008 and 2007. Related amortization of assets held under capital leases included in accumulated depreciation was $482,213 and $229,967 at September 30, 2008 and 2007, respectively (See Note 6).

Depreciation expense for the years ended September 30, 2008 and 2007 was $1,377,488 and $882,196, respectively.

During the year ended September 30, 2008, the Company acquired $700,895 in equipment and vehicles in exchange for outstanding accounts receivable from customers.

NOTE 4 – LINE OF CREDIT:

The Company entered into a line of credit agreement for $600,000 with bankcda on October 13, 2006. The loan bears interest at the bank's prime lending rate plus 1%. The loan is collateralized by a money market account. The outstanding balance on the line of credit at September 30, 2007 was $599,065.

On June 13, 2008, the Company repaid all amounts outstanding and closed the line of credit as well as the money market account used for collateral.

**TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2008**

NOTE 5 – BRIDGE LOAN FINANCING:

On June 24, 2008, the Company entered into a bridge loan financing arrangement for $8,000,000 with Auramet Trading, LLC ("Auramet") under which the Company could draw funds at any time before June 30, 2008. On June 27, 2008 the Company withdrew $8,000,000, net of a loan origination fee equal to 4% of the principal amount of the loan ($320,000), to redeem the Company's outstanding Series A Preferred Shares (See Note 13). The origination fee was recorded as deferred financing costs and is being amortized over the life of the loan.

The loan bears interest at 12% per annum, with interest payable monthly in arrears commencing August 1, 2008, and the principal amount outstanding is due October 31, 2008. The loan is secured by the stock of Timberline Drilling, Inc. The loan agreement includes certain affirmative covenants including a requirement that we maintain current all tax balances owing by the Company. At September 30, 2008, we were not in compliance with the tax covenant. As discussed below, the loan was paid in full on October 31, 2008.

Pursuant to the loan's terms, the Company also issued 160,000 shares of the Company's common stock to Auramet after the Company's drawdown of the loan on June 27, 2008. The fair market value of the 160,000 common shares ($484,800) was recorded on the balance sheet in common stock, additional paid-in capital and deferred financing cost, net. The deferred financing costs are being ratably charged to interest expense over the term of the loan. In addition, Auramet received a written put option for the 160,000 shares of common stock issued. Ninety days from the maturity date of the bridge loan, on January 29, 2009, Auramet has a onetime option to put some or all of the 160,000 common shares back to the Company at a redemption price of $2.00 per share. The option had no value at the date of issuance. The following assumptions were made in estimating fair value: risk-free interest rate of 0.90%; volatility of 99.00%; expected life of 119 days; dividend yield of zero. Based upon the Company's share price at September 30, 2008, a liability of $92,336 for this put option has been recognized by the Company and the change in fair value of the option was recorded as interest expense. The effective annual interest rate of the loan, including origination fees, the fair market value of common shares issued and the fair value of the put option, is 46%

Subsequent to year end, the outstanding bridge loan principal amount was repaid in full. At September 30, 2008 the $8 million bridge loan was classified as a long term liability on the Company's financial statements because the loan was repaid with proceeds from a $5 million long term financing obligation and proceeds from a $5 million financing obligation that was converted to common shares of the Company subsequent to year end. See Note 15 for additional information on the financing obligations incurred subsequent to year end.

NOTE 6 – CAPITAL LEASES:

The Company finances a substantial portion of their core drilling equipment purchases through capital leases. Future minimum lease payments at September 30, 2008 for the related obligations under capital leases were:

Year Ending September 30,

2009	$	516,519
2010		417,916
2011		190,180
2012		5,592
Total minimum lease payments		1,130,207
Less amount representing interest		(104,546)
Present value of minimum lease payments		1,025,661
Less obligations due within one year		(448,127)
Obligations under capital leases, due after one year	$	577,534

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2008

NOTE 7 – NOTES PAYABLE:

Notes payable at September 30, 2008 and 2007 consist of the following:

	2008	2007
Notes payable to various lenders for vehicles and equipment, in monthly payments totaling $31,066 per month, at rates ranging from 0.9% to 9.5% with a weighted average interest rate of approximately 7%. The notes are collateralized by vehicles, equipment and restricted cash.	$ 588,369	$ 872,172
Less current portion	(250,638)	(300,638)
	$ 337,731	$ 571,534

Debt outstanding will mature as follows:
Year ending September 30,

2009	$ 250,638
2010	204,191
2011	106,582
2012	21,013
2013	5,945
Total	$ 588,369

NOTE 8 – RELATED PARTY TRANSACTIONS:

On March 10, 2008, the Company entered into an agreement with Douglas Kettle and David and Margaret Deeds providing for severance arrangements relating to the resignation of Messrs. Kettle and Deeds, the President and CEO, respectively, of Timberline Drilling.

Messrs. Kettle and Deeds resigned from Timberline Drilling on May 15, 2008. In connection with the resignations, the Company paid each of Mr. Kettle and Mr. Deeds a cash severance amount of $600,000 at the time of their resignation, as well as the balance of their 2007 bonuses ($135,822 each) and will pay additional cash severance of $300,000 in $25,000 installments from June through November 2008 and a $150,000 payment in December 2008. Additionally, the Company also transferred certain personal property to Mr. Kettle and Mr. Deeds.

Related party notes payable consist of the following at September 30, 2008 and 2007:

	2008	2007
Doug & Brenda Kettle	$ -	$ 627,000
David Deeds	-	160,000
Less current portion	-	(787,000)
	$ -	$ -
Related party interest expense	$ 15,704	$ 111,004

NOTE 8 – RELATED PARTY TRANSACTIONS, (continued):

Subsequent to year end, the Company entered into two convertible notes; one with Ronald Guill, a director of the Company, and his wife Stacey Guill, and the other with Small Mine Development, LLC ("SMD"). The Company also announced its intention to enter into a joint venture agreement, with SMD, a company wholly owned by Mr. Guill (See Note 15).

NOTE 9 – INCOME TAXES:

At September 30, 2008 and 2007, the Company had a net deferred tax asset calculated at an expected rate of 41% (34% Federal and 7% Idaho state) of approximately $7,123,000 and $3,216,000 respectively, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at September 30, 2008 and 2007.

	2008	**2007**
Net operating loss carryforwards	$ 14,060,000	$ 9,470,000
Deferred tax asset:		
Properties, plants and equipment	(242,000)	(250,000)
Allowance for doubtful accounts	62,000	-
Put option related to bridge loan financing	38,000	-
Deferred compensation	123,000	-
Intangibles	22,000	61,000
Vested share-based compensation	711,000	75,000
Foreign income tax credit carryforwards	643,000	110,000
Net operating losses	5,766,000	3,220,000
Total deferred tax asset	$ 7,123,000	$ 3,216,000
Deferred tax asset valuation allowance	$ (7,123,000)	$ (3,216,000)

Income (loss) from continuing operations before income taxes for September 30, 2008 and 2007 are as follows:

	2008	**2007**
Current:		
Domestic	$ (11,367,974)	$ (3,158,404)
Foreign	1,996,528	580,026
	$ (9,371,446)	$ (2,578,378)

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2008

NOTE 9 – INCOME TAXES, (continued):

Significant components of income tax expense as of September 30, 2008 and 2007 are as follows:

	2008	2007
Current:		
Federal	$ -	$ -
State	-	-
Foreign	732,250	110,000
Total current income tax provision	732,250	110,000
Deferred:		
Federal	-	-
Foreign	-	-
Total deferred income tax provision	-	-
Total income tax provision	$ 732,250	$ 110,000

	2008	2007
Statutory Federal income tax rate	34%	34%
Expected income tax expense (benefit) based on statutory rate	$ (3,186,300)	$ (876,650)
Permanent differences	225,000	110,000
Non-recognition of tax benefits related to losses	2,961,300	766,650
Foreign tax expense	732,250	110,000
Total income tax provision	$ 732,250	$ 110,000

On October 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Tax Positions* ("FIN48"). FIN48 prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FIN48 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. In the course of our assessment in adopting FIN 48, we determined that we were subject to examination of our income tax filings in the United States and various state jurisdictions for the 2003 – 2006 tax years. Within each of these jurisdictions we examined our material tax positions to determine whether we believed they would be sustained under the more-likely-than-not guidance provided by FIN48. If interest and penalties were to be assessed, we would charge interest to interest expense, and penalties to other operating expense. As a result of our assessment, we have concluded that the adoption of FIN48 had no significant impact on the Company's results of operations or balance sheet for the year ended September 30, 2008, and required no adjustment to opening balance sheet accounts as of October 1, 2007.

NOTE 9 – INCOME TAXES, (continued):

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions and in the assessment of the recoverability of future tax assets. Potential liabilities are recognized for anticipated tax audit issues in various tax jurisdictions based on the Company's estimate of whether, and the extent to which, additional taxes will be due. If payment of the accrued amounts ultimately proves to be unnecessary, the elimination of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities no longer exist. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense will result. In addition, a valuation allowance has been provided against a portion of the Company's future tax assets based on a current assessment of recoverability of these future tax assets. If the Company's assessment changes, any increases or decreases in the valuation allowance will result in decreases or increases in net earnings, respectively.

Income tax payable is included with accrued payroll benefits and taxes at September 30, 2008. At September 30, 2008, the Company has a net operating loss carryforward of approximately $14,060,000 which will expire in the years September 30, 2009 through September 30, 2027. Additionally, at September 30, 2008 the Company had $643,000 of foreign tax credit carryforwards that expire in 2012 and 2013.

The Tax Reform Act of 1986 substantially changed the rules relative to the use of net operating loss and general business credit carryforwards in the event of an "ownership change" of a corporation. Due to the change in ownership during January 2004, the Company is restricted in the future use of net operating loss and tax credit carryforwards generated before the ownership change. As of September 30, 2008, this limitation is applicable to accumulated net operating losses of approximately $2,040,000

NOTE 10 – COMMON STOCK AND WARRANTS:

Private Placements

During December 2006, the Company initiated a private placement of the Company's restricted common stock. Under the private placement agreement, the Company can sell up to 4,200,000 shares of stock for a total of $2,730,000. The stock was being offered in units, with each unit offered consisting of one share of common stock and one-half of one common stock purchase warrant, with each full warrant exercisable to purchase one share of the Company's common stock for $1.00 per share, through December 31, 2008. The units were sold for $0.65 each, representing management's estimate of the fair value of the Company's unregistered common stock and warrants at the time of sale. The Company sold 4,200,000 units for a total of $2,730,000 as of September 30, 2007.

In connection with the private placement, 477,600 units were granted to a consultant for services associated with the offering. The units are valued at $0.65 per unit or $310,440, and were recognized as stock issuance costs in the year ended September 30, 2007.

NOTE 10 – COMMON STOCK AND WARRANTS, (continued):

During September, 2007, the Company initiated a second private placement of the Company's restricted common stock. Under the private placement subscription agreement, the Company can sell up to 2,545,455 units for a total of $7,000,000, plus up to 5% in over-subscriptions. Each unit consists of one share of common stock and one half of one Class A Warrant; with each whole warrant exercisable to acquire one additional share of common stock at an exercise price of $3.50 per share for the period of twenty-four months from the Issue Date. The units were sold for $2.75 each, representing management's estimate of the fair value of the Company's unregistered common stock and warrants at the time of sale. In connection with this offering, the Company agreed to use commercially reasonable efforts to file a resale registration on Form SB-2 (or such other available form) no later than 60 days after the Closing Date and cause such registration to be declared effective no later than 120 days of the Closing Date (150 days if reviewed by the SEC). The registration statement is to register for resale the shares of common stock and the shares of common stock acquirable upon exercise of the warrants. On October 16, 2008 the resale registration was declared effective by the SEC. The Company sold a total of 2,626,694 units for total proceeds of $7,223,408; with 1,780,972 units for gross proceeds of $4,897,673 closing on September 30, 2007, 288,182 units for proceeds of $792,500 closing on October 1, 2007, and 557,540 units for gross proceeds of $1,533,235 closing on October 11, 2007.

Stock Issued for Services

During the fiscal year ended September 30, 2007, the Company entered into agreements under which consultants agreed to provide investor relations consulting services for a twenty-four month period ending on April 30, 2009. As compensation, in addition to cash, the Company agreed to issue shares of restricted common stock. As of September 30, 2007, 757,600 shares of restricted common stock have been issued for consulting services rendered.

The shares issued were valued at the Company's common stock trading price as of the close of business on the date of each issuance. As of September 30, 2007, there was a total of $948,190 recorded to expense.

During the year ended September 30, 2007, 347,544 shares of common stock were issued pursuant to exercises of stock options previously issued to employees and consultants under the 2005 Equity Incentive Plan (Amended). Of the options exercised, 310,044 were exercised via the cashless exercise provisions of the plan. Another 37,500 were exercised resulting in proceeds of $21,000 to the Company

Stock Issued for Property and Mineral Interests

During the year ended September 30, 2007, the Company purchased the Butte Highlands Gold Project from Butte Highlands Mining Company. The Company agreed to pay $405,000 cash and 108,000 shares of common stock in exchange for the Butte Highlands property. The shares of common stock were valued at $2.00 per share for a total price of $216,000 based on management's estimate of the fair value of the shares at the time of issue. The total purchase price was $621,000.

NOTE 10 – COMMON STOCK AND WARRANTS, (continued):

In 2007, the Company finalized a Lease/Option to Purchase Agreement for the Conglomerate Mesa Project in Inyo County, California. In the first year of the Agreement, Timberline is obligated to make an option payment of $75,000 and 100,000 shares of its common stock to the property owners. The shares were valued at $0.75 per share, or $75,000, based on management's estimate of the fair value of the shares at the time of issue. In September 2007, the Company issued 100,000 shares as the second annual option share payment. The shares were valued at $3.30 per share, or $330,000 based on management's estimate of the fair value of the shares at the time of issue. During the year ended September 30, 2007, $555,000 of these payments were capitalized as mineral rights. During the year ended September 30, 2008 the Conglomerate Mesa property was determined to be impaired and these payments were charged to mineral exploration expense.

Warrants

The following is a summary of the Company's warrants outstanding:

	Shares		Weighted Average Exercise Price
Outstanding at September 30, 2006	3,186,045	$	1.00
Issued	3,204,287		1.70
Exercised	(2,772,271)		(1.00)
Outstanding at September 30, 2007	3,618,061		1.62
Issued	447,447		3.50
Exercised	(1,708,273)		(1.00)
Expired	(55,501)		(1.00)
Outstanding at September 30, 2008[1]	2,301,734	$	2.45

[1] These warrants expire as follows:

Shares	Price	Expiration Date
963,800	$1.00	December 31, 2008
1,337,934	$3.50	September 30, 2009
2,301,734		

NOTE 11 – STOCK OPTIONS:

The Company has established an Equity Incentive Plan (as amended August 31, 2006) to authorize the granting of up to 7,000,000 (as amended by shareholders of the Company August 22, 2008) stock options to employees, directors and consultants. Upon exercise of options, shares are issued from the available authorized shares of the Company. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. The fair value of each option award is estimated on the date of grant using the assumptions noted in the following table.

NOTE 11 – STOCK OPTIONS, (continued):

	2008	**2007**
Expected volatility	77.30% -82.30%	84.70% - 95.00%
Weighted-average volatility	77.97%	91.95%
Expected dividends	-	-
Expected term (in years)	3	2 - 5
Risk-free rate	1.67% - 3.75%	4.50% - 4.84%

The following is a summary of the Company's options issued under the Stock Incentive Plan:

	Shares		**Weighted Average Exercise Price**
Outstanding at September 30, 2006	1,047,500	$	0.67
Granted	1,435,000		2.78
Exercised	(409,167)		(0.56)
Expired	-		-
Outstanding at September 30, 2007	2,073,333	$	2.13
Exercisable at September 30, 2007	525,001	$	0.83
Weighted average fair value of options granted during the period ended September 30, 2007		$	1.53
Outstanding at September 30, 2007	2,073,333	$	2.13
Granted	2,475,000		2.99
Exercised	-		-
Expired	(630,831)		(2.30)
Outstanding at September 30, 2008	3,917,502	$	2.65
Exercisable at September 30, 2008	1,825,428	$	2.38
Weighted average fair value of options granted during the period ended September 30, 2008		$	1.07

The weighted average remaining contractual term of options outstanding and exercisable at September 30, 2008 and 2007 was 3.86 and 3.50 years, respectively.

Over the next twelve months, the Company expects to recognize an additional $1,398,059 in other general and administrative expense for unvested options. The aggregate intrinsic value of options outstanding and exercisable as of September 30, 2008 before applicable income taxes was $592,401 and $483,154, respectively, based on our closing price of $1.70 per common share at September 30, 2008.

NOTE 12 – PREFERRED STOCK:

Timberline is authorized to issue up to 10,000,000 shares of preferred stock, $.01 par value. The Board of Directors of Timberline is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock.

Series A Preferred Stock

On February 26, 2006, our Board of Directors adopted a resolution creating a series of Five Million Shares (5,000,000) shares of voting, convertible Preferred Stock designated as Series A Preferred Stock. The Preferred Stock was issued to the Doug Kettle and Dave Deeds (the "Kettle Shareholders") as a part of the consideration delivered to them for the acquisition of Timberline Drilling in the following proportion: 1,250,000 shares to David Deeds and Margaret Deeds, husband and wife, and 3,750,000 shares to Doug Kettle.

In March 2007, the two holders of the Company's Series A Preferred Stock converted a total of 300,000 shares of the Company's Series A Preferred Stock into 300,000 shares of Common Stock pursuant to the conversion rights of the Series A Preferred Stock Resolution. The Series A Preferred Stock were convertible into common stock at the rate of one share of common stock for one share of preferred stock subject to certain exceptions and adjustments including anti-dilution provisions. There was no expense associated with this conversion.

At September 30, 2007 the Series A Preferred Stock was classified as temporary equity on the Company's Balance Sheet because of its redemption provisions.

On June 27, 2008, the Company redeemed and cancelled 3,525,000 of the 4,700,000 Series A Preferred Stock from the Kettle Shareholders for $7,500,000. The difference of $6,090,000 between the purchase price and the $1,410,000 carrying value of the Series A Preferred Stock was recognized as a reduction to Additional paid-in capital. The remaining 1,175,000 Series A Preferred Stock were converted to Common Stock by the Kettle Shareholders and sold to a third party investor.

As of September 30, 2008, none of the Series A Preferred stock remains outstanding.

NOTE 13 – COMMITMENTS AND CONTINGENCIES:

Real Estate Lease Commitments

The Company has real estate lease commitments related to its main office in Coeur d'Alene, Idaho, a facility in Butte, Montana, offices of Timberline Drilling in Coeur d'Alene, Idaho, a storage shop in Coeur d'Alene, Idaho, and its operational facility in Elko, Nevada. The Company's Mexico subsidiary also leases facilities for its administrative office and warehouse under defined term lease agreements which are for one year. Total office and storage rental expense aggregated $294,553 and $91,273 for the years ended September 30, 2008 and 2007, respectively.

Annual lease obligations until the termination of the leases are as follows:

NOTE 13 – COMMITMENTS AND CONTINGENCIES, (continued):

For the year ending September 30,

2009	$304,206
2010	$177,765
2011	$107,790
2012	$101,220
2013	$ 34,305

Environmental Contingencies

The Company has in past years been engaged in mining in northern Idaho, which is currently the site of a federal Superfund cleanup project. Although the Company is no longer involved in mining in this or other areas at present, the possibility exists that environmental cleanup or other environmental restoration procedures could remain to be completed or mandated by law, causing unpredictable and unexpected liabilities to arise. At the date of these financial statements, the Company is not aware of any environmental issues or litigation relating to any of its current or former properties.

NOTE 14 – SEGMENT INFORMATION:

The Company has three operating segments at September 30, 2008 and 2007: drilling revenues from Timberline Drilling; drilling revenues in Mexico through Timberline Drilling's subsidiary, World Wide Exploration; and Timberline's exploration activities.

Segment information (after intercompany eliminations) for the years end September 30, 2008, and 2007 is as follows:

NOTE 14 – SEGMENT INFORMATION (continued):

	2008	2007
Revenues:		
Timberline Resources	$ -	$ -
Timberline Drilling	22,660,556	15,440,806
World Wide Exploration	9,068,061	3,792,600
Total revenues	$ 31,728,617	$ 19,233,406
Income / (Loss) before income taxes:		
Timberline Resources	$ (7,966,645)	$ (2,142,663)
Timberline Drilling	(3,401,329)	(1,015,741)
World Wide Exploration	1,996,528	580,026
Loss before income taxes	$ (9,371,446)	$ (2,578,378)
Identifiable assets:		
Timberline Resources	$ 2,803,202	$ 5,994,102
Timberline Drilling	12,456,114	14,359,200
World Wide Exploration	5,110,471	1,657,641
Total identifiable assets	$ 20,369,787	$ 22,010,943
Depreciation and amortization:		
Timberline Resources	$ 110,896	$ 274,936
Timberline Drilling	1,011,451	795,035
World Wide Exploration	322,948	74,724
Total depreciation and amortization	$ 1,445,295	$ 1,144,695
Expenditures for additions to capital assets		
Timberline Resources	$ 261,485	$ 1,437,536
Timberline Drilling	2,527,606	2,225,183
World Wide Exploration	663,777	859,197
Total expenditures for additions to capital assets	$ 3,452,868	$ 4,521,916

The accounting policies of the segments are the same as those described in the notes to the consolidated financial statements included in the Company's annual report filed on Form 10-KSB for the fiscal year ended September 30, 2008, after considering newly adopted accounting pronouncements described elsewhere herein. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

During the year ended September 30, 2008, revenues from transactions with five customers each amounted to 10% or more of our consolidated revenues. Customer A accounted for revenue of $8,229,007, Customer B accounted for revenue of $6,252,679, Customer C accounted for revenue of $3,856,818, Customer D accounted for revenue of $3,599,040 and Customer E accounted for revenue of $3,219,499. The revenue for customers A, C, D and E is reported through Timberline Drilling, while the revenue for customer B is reported through World Wide Exploration.

During the year ended September 30, 2007, revenues from transactions with three customers each amounted to 10% or more of our consolidated revenues. One such customer accounted for revenue of $2,707,248 and another accounted for revenue of $2,549,751, both to Timberline Drilling. One other customer accounted for revenue of $2,933,396 to World Wide Exploration.

NOTE 14 – SEGMENT INFORMATION (continued):

The assets of Timberline are located in the United States. The assets of Timberline Drilling are also located in the United States and their revenues are derived from drilling contracts in the United States. The assets of World Wide Exploration are located in Mexico and their revenues are derived from drilling contracts in Mexico.

Timberline is not an operating entity at this point insofar as they are not generating revenues from the sales of their properties, but they are actively exploring several properties for their mining potential.

Certain reclassifications have been made to the 2007 segment information in order to conform to the 2008 presentation. These reclassifications have no effect on total revenues, loss before income taxes, depreciation and amortization, identifiable assets or expenditures for additions to capital assets as previously reported.

NOTE 15 – SUBSEQUENT EVENTS:

On October 31, 2008, Timberline Resources Corporation (the "Company") entered into two convertible notes as described below; one with Ronald Guill, a director of the Company, and his wife, Stacey Guill, and the other with Small Mine Development, LLC ("SMD"), an Idaho limited liability company owned by Mr. Guill. The Company used the proceeds of the notes to pay off the $8.0 million bridge loan previously provided to the Company by Auramet Trading, LLC ("Auramet") (See Note 5) and for general working capital purposes.

Convertible Term Note

On October 31, 2008, the Company entered into a series of agreements with SMD in connection with a $5 million loan from SMD. The loan documents included: a convertible note (the "Convertible Term Note"), a credit agreement (the "Credit Agreement"), a collateral assignment and pledge of stock and security agreement (the "Pledge Agreement"), a security agreement (the "Security Agreement") and a right of first refusal over the Company's Butte Highlands property (the "Right of First Refusal").

The Convertible Term Note has a principal amount of $5.0 million and is secured pursuant to the Security Agreement by a pledge of all of the stock of Timberline Drilling, Inc. ("TDI"), a wholly-owned Company subsidiary incorporated in Idaho, pursuant to the Pledge Agreement, the shares of which were previously pledged to Auramet but were released upon payment of the Auramet Loan on October 31, 2008, and a deed of trust to be entered into covering the Company's Butte Highlands property in Silver Bow county, Montana (the "Butte Highlands Property").

Pursuant to the terms of the Credit Agreement, the Convertible Term Note bears interest at 10% annually, compounded monthly, with interest payments due at maturity. The Convertible Term Note is convertible by SMD at any time prior to payment of the note in full, at a conversion price of $1.50 per share. Should the Company issue any form of equity security other than the Company's common stock, SMD may also convert all or any portion of the outstanding amount under the Convertible Term Note into the new form of equity security at the issuance price of the new form of equity security. Management analyzed the conversion features contained in this note considering EITF No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments", EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", and APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." Management's conclusion was that these convertible features are conventional convertible instruments and thus would qualify for equity classification under EITF 00-19. As conventional convertible instruments, the embedded conversion options qualify for the scope exception under FAS 133, and therefore would not be bifurcated from the host instrument. The Convertible Term Note must be repaid on or before October 31, 2010, and may be prepaid in whole or in part at any time without premium or penalty. If the Company defaults on the Convertible Term Note or any of the

NOTE 15 – SUBSEQUENT EVENTS (continued):

related agreements, SMD may declare the Convertible Term Note immediately due and payable, and the Company must pay SMD an origination fee in the amount of $50,000.

Under the Right of First Refusal, the Company granted SMD a right of first refusal to purchase the Butte Highlands Property on the same terms as those of any bona fide offer from a third-party upon 60 days' notice from the Company of any such offer. In addition, the Company granted SMD a right to develop the Butte Highlands Property on the same terms as those of any bona fide offer to develop the property from a third-party upon 60 days' notice from the Company of any such offer.

Short-Term Convertible Note

In addition, on October 31, 2008, the Company entered into a short-term convertible note (the "Short-Term Convertible Note"), a subscription agreement (the "Subscription Agreement"), a collateral assignment and pledge of stock and security agreement (the "STN Pledge Agreement"), and a security agreement (the "STN Security Agreement") with Ronald and Stacey Guill in connection with a loan for $5 million. Upon approval for listing of the shares issuable under the Short-Term Convertible Note from the NYSE Amex, the Short-Term Convertible Note will be automatically converted into common stock as described below.

The Short-Term Convertible Note principal automatically converted into 5,555,556 shares of Company stock (valued at $0.90 per share) upon approval of the issuance of the additional shares for listing by NYSE Amex. Regulatory approval was received December 19, 2008. The Short-Term Convertible Note is secured pursuant to the STN Security Agreement by a pledge of all stock of TDI pursuant to the STN Pledge Agreement. The unpaid balance of the Short-Term Convertible Note bears interest at a rate of 10% per year, compounded monthly. The Short-Term Convertible Note may be prepaid in whole or in part at any time without premium or penalty. If the Company defaults under the Short-Term Convertible Note, the STN Security Agreement, or any related agreements, the amount owing under the Short-Term Convertible Note will become immediately due and payable after a 10-day cure period.

Under the Subscription Agreement, Mr. and Mrs. Guill subscribed to purchase 5,555,556 shares of the Company's common stock at a price of $0.90 per share. Should the Company decide to issue and sell any equity securities or securities convertible into equity securities, the Subscription Agreement also obligates the Company to offer a pro rata share of such securities to Mr. and Mrs. Guill on the same terms and conditions as the proposed sale and issuance.

Butte Highlands Joint Venture Agreement

On October 27, 2008 the Company announced it had entered into discussions with Mr. Guill to form a 50/50 joint venture with SMD at Timberline's 100-percent owned Butte Highlands Gold Project. Under contemplated terms of the joint venture, which remains subject to completion of definitive documentation, SMD will fund all future mine development costs. Development is anticipated to begin next summer. Both Timberline's and SMD's share of costs will be paid out of proceeds from future mine production.

NOTE 15 – SUBSEQUENT EVENTS (continued):

Offering Costs Arising From the Proposed Acquisition of SMD

On October 24, 2008, Timberline Resources Corporation (the "Company") and Ronald Guill mutually agreed by written consent to terminate the Stock Purchase Agreement ("Stock Purchase Agreement") previously entered into between the Company and Mr. Guill on February 23, 2008, which would have provided for the purchase of all of Mr. Guill's membership interests in SMD by the Company.

The Company had engaged a full service investment banking and institutional securities firm to render an opinion to the Company's Board as to whether the consideration to be paid by the Company for the membership interests of SMD was fair, from a financial point of view. The Company also engaged this firm to arrange for financing of the acquisition of SMD's membership interests. All fees to be paid by the Company for these services were contemplated to be paid out of proceeds raised during the financing.

Subsequent to the termination of the acquisition of SMD and the failure of the investment banking firm to arrange financing, an invoice was received by the Company from the investment banking firm for the provision of the fairness opinion, as well as legal fees incurred by the firm during the course of the financing. The total charged for the services provided was $923,957. Company management disputes the amount of the fees charged for the services provided, however the Company expects to recognize some portion of these fees as a charge to operations in the first quarter of fiscal 2009.

The $923,857 of costs are categorized as deferred offering and acquisition costs in current assets, as well as being included in accrued offering and acquisition costs in current liabilities at September 30, 2008.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

March 31, 2009

Timberline Resources Corporation and Subsidiaries

Contents

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		March 31, 2009 (unaudited)		September 30, 2008 (audited)
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	2,138,286	$	737,503
Accounts receivable, net of allowance for doubtful accounts of				
$250,740 and $150,740, respectively		779,644		3,499,371
Materials and supplies inventory		1,437,459		2,045,223
Deferred offering and acquisition costs		-		923,957
Deferred financing cost, net		-		202,550
Prepaid expenses and other current assets		1,201,070		481,529
TOTAL CURRENT ASSETS		5,556,459		7,890,133
PROPERTY, MINERAL RIGHTS AND EQUIPMENT:				
Property, mineral rights and equipment, net		7,609,726		9,224,550
TOTAL PROPERTY, MINERAL RIGHTS AND EQUIPMENT		7,609,726		9,224,550
OTHER ASSETS:				
Restricted cash		42,382		286,410
Deposits and other assets		193,939		160,170
Goodwill		2,808,524		2,808,524
TOTAL OTHER ASSETS		3,044,845		3,255,104
TOTAL ASSETS	$	16,211,030	$	20,369,787
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	2,181,769	$	2,159,857
Accrued expenses		937,437		945,809
Accrued offering and acquisition costs		923,957		923,957
Accrued payroll and benefits		218,726		482,714
Accrued taxes		1,843,122		2,173,362
Accrued severance		-		400,000
Deferred revenue		-		27,315
Current portion of capital leases		436,345		448,127
Current portion of long term debt		88,544		250,638
TOTAL CURRENT LIABILITIES		6,629,900		7,811,779
LONG-TERM LIABILITIES:				
Bridge loan financing		-		8,000,000
Long term debt, net of current portion		237,129		337,731
Long term debt owed to related party		5,000,000		-
Accrued interest on long term debt owed to related party, due at maturity		211,835		-
Put option on common stock		-		92,336
Obligation under capital leases, net of current portion		311,728		577,534
TOTAL LONG-TERM LIABILITIES		5,760,692		9,007,601
COMMITMENTS AND CONTINGENCIES (NOTE 10)		-		-
STOCKHOLDERS' EQUITY:				
Preferred stock, $0.01 par value; 10,000,000 shares authorized,				
none issued and outstanding		-		-
Common stock, $0.001 par value; 100,000,000 shares				
authorized, 34,905,111 and 28,739,903 shares issued				
and outstanding, respectively		34,905		28,739
Additional paid-in capital		27,554,800		21,343,416
Accumulated deficit		(23,769,267)		(17,821,748)
TOTAL STOCKHOLDERS' EQUITY		3,820,438		3,550,407
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	16,211,030	$	20,369,787

See accompanying notes to consolidated financial statements.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,		Six Months Ended March 31,	
	2009 (unaudited)	2008 (unaudited)	2009 (unaudited)	2008 (unaudited)
REVENUES	$ 3,493,384	$ 8,386,327	$ 8,184,080	$ 14,821,452
COST OF REVENUES	3,708,701	6,333,894	8,616,747	11,283,559
GROSS PROFIT (LOSS)	(215,317)	2,052,433	(432,667)	3,537,893
OPERATING EXPENSES:				
Mineral exploration expenses	44,731	422,968	312,619	999,720
Salaries and benefits	513,708	682,692	1,566,271	2,847,618
Insurance expense	59,526	116,720	312,664	220,579
Professional fees	269,467	294,077	1,561,678	530,771
Severance recovery	(350,000)	-	(350,000)	-
Other general and administrative expenses	406,367	738,197	1,045,731	1,133,842
TOTAL OPERATING EXPENSES	943,799	2,254,654	4,448,963	5,732,530
LOSS FROM OPERATIONS	(1,159,116)	(202,221)	(4,881,630)	(2,194,637)
OTHER INCOME (EXPENSE):				
Other income	19,337	16,625	37,779	27,866
Foreign exchange gain (loss)	11,095	85,084	(97,084)	143,043
Interest income	14,872	45,351	22,025	120,440
Interest expense	(278,325)	(106,372)	(1,173,698)	(251,940)
TOTAL OTHER INCOME (EXPENSE)	(233,021)	40,688	(1,210,978)	39,409
NET LOSS BEFORE INCOME TAXES	(1,392,137)	(161,533)	(6,092,608)	(2,155,228)
INCOME TAX RECOVERY (EXPENSE)	179,891	(325,520)	145,089	(325,520)
NET LOSS	$ (1,212,246)	$ (487,053)	$ (5,947,519)	$ (2,480,748)
NET LOSS PER SHARE AVAILABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED	$ (0.03)	$ (0.02)	$ (0.19)	$ (0.09)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	34,651,992	27,072,145	32,036,879	26,428,180

See accompanying notes to consolidated financial statements.

TIMBERLINE RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended	
	March 31,	
	2009 (unaudited)	2008 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (5,947,519)	$ (2,480,748)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation and amortization	704,185	659,698
Allowance for doubtful accounts	100,000	-
Gain on sale of equipment	(47,040)	(9,824)
Amortization of deferred financing cost	202,550	-
Deferred offering and acquisition costs	923,957	-
Severance recovery	(350,000)	-
Change in fair value of put option on common stock	154,064	-
Impairment of mineral rights	55,000	-
Stock based compensation	971,150	711,943
Changes in assets and liabilities:		
Accounts receivable	2,515,507	(703,388)
Materials and supplies inventory	607,764	(1,033,078)
Prepaid expenses and other current assets, deposits and other assets	(753,310)	(13,915)
Accounts payable	21,912	(139,207)
Accrued expenses	(8,372)	66,982
Accrued payroll and benefits	(263,988)	334,277
Accrued taxes	(330,240)	417,405
Accrued severance	(50,000)	-
Deferred revenue	(27,315)	277,709
Accrued interest on long term debt due at maturity	211,835	-
Net cash used by operating activities	(1,309,860)	(1,912,146)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(21,437)	(1,398,004)
Change in restricted cash	244,028	1,001
Purchase of investment in equity security	-	(50,000)
Proceeds from sale of equipment	1,028,336	14,641
Net cash provided (used) by investing activities	1,250,927	(1,432,362)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of bridge loan financing	(8,000,000)	-
Proceeds from long term debt	5,000,000	-
Proceeds from related party notes payable	-	60,000
Payments on related party notes payable	-	(807,000)
Payments on long term debt	(262,696)	(162,415)
Payments on capital leases	(277,588)	(204,803)
Proceeds from short term convertible note	5,000,000	-
Proceeds from exercise of warrants	-	1,483,873
Proceeds from issuances of stock and warrants, net of stock offering costs	-	3,093,129
Net cash provided by financing activities	1,459,716	3,462,784
Net increase in cash	1,400,783	118,276
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	737,503	3,949,988
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 2,138,286	$ 4,068,264
NON-CASH FINANCING AND INVESTING ACTIVITIES:		
Account receivable exchanged for equipment	$ 104,220	$ 600,895
Settlement of put option with common stock	246,400	-
Capital lease for equipment purchase	-	387,297
Long term debt issued for equipment purchase	-	129,423
Conversion of short term convertible note into stock	5,000,000	-

See accompanying notes to consolidated financial statements.

Timberline Resources Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Timberline Resources Corporation ("Timberline" or "the Company") was incorporated in August of 1968 under the laws of the state of Idaho as Silver Crystal Mines, Inc., for the purpose of exploring for precious metal deposits and advancing them to production.

In 2006, the Company acquired Kettle Drilling, Inc. ("Kettle Drilling" or "Kettle") and its Mexican subsidiary, World Wide Exploration S.A. de C.V. ("World Wide"). Kettle provides drilling services to the mining and mineral exploration industries in North America. In September 2008, Kettle Drilling, Inc. changed its name to Timberline Drilling Incorporated ("Timberline Drilling").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. *Basis of presentation* – The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information, as well as the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the three and six month periods ended March 31, 2009 are not necessarily indicative of the results that may be expected for the full year ending September 30, 2009.

   For further information refer to the financial statements and footnotes thereto in the Company's Annual Report on Form 10-KSB for the year ended September 30, 2008.

b. *Exploration Expenditures* – All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned.

c. *Estimates and Assumptions* – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions and could have a material effect on the company's reported financial position and results of operations.

d. *Accounts Receivable* – Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as income when received.

e. *Materials and supplies inventory* – Inventories consist primarily of parts, operating supplies, drill rods and drill bits. The Company values its materials and supplies inventory, with the exception of drill rods, at the lower of average cost or market. Drill rods are valued using their average cost less an allowance for rod usage on a per foot drilled basis. Allowances are recorded for inventory considered to be in excess or obsolete.

Timberline Resources Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued):

f. *Goodwill* - Goodwill relates to the acquisition of Timberline Drilling. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," at least annually goodwill is tested for impairment by applying a fair value based test. In assessing the value of goodwill, assets and liabilities are assigned to the reporting units and a discounted cash flow analysis is used to determine fair value. There was no impairment loss revealed by this test as of September 30, 2008.

g. *Reclassifications* – Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform to current period presentation with no effect on previously reported net loss.

h. *Provision for Taxes* – Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (hereafter "SFAS No. 109"). Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized.

i. *Stock-based compensation* – The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment ("SFAS 123(R)")

Under SFAS 123(R), the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard. At present, the Company is continuing to use the Black-Scholes model, which requires the input of some subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected life"), the estimated volatility of the Company's common stock price over the expected term ("volatility"), employee forfeiture rate, the risk-free interest rate and the dividend yield. Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation.

j. *Net loss per share* –Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities.

The dilutive effect of convertible and exercisable securities, in periods of future income as of March 31, 2009 and 2008, is as follows:

	March 31, 2009	March 31, 2008
Stock options	4,675,835	3,215,001
Warrants	1,337,934	2,426,734
Convertible debt	3,474,556	-
Convertible preferred stock	-	4,700,000
Total possible dilution	9,488,325	10,943,650

At March 31, 2009 and 2008, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive.

Timberline Resources Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued):

k. New Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, fair value measurements, ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value and expands disclosure about fair value measurements, but does not require any new fair value measurements. Effective October 1, 2008, the Company adopted the provisions of SFAS 157 for our financial assets and financial liabilities without a material effect on the company's consolidated financial statements. In February 2008, FASB issued Staff position 157-2 which delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting SFAS 157 for non-financial assets and non-financial liabilities on our consolidated financial statements.

FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115,* in the first quarter 2007. This statement allows entities to value financial instruments and certain other items at fair value. The statement provides guidance over the election of the fair value option, including the timing of the election and specific items eligible for the fair value accounting. Changes in fair values would be recorded in earnings. The adoption of this statement on October 1, 2008 did not have a material effect on the Company's consolidated financial statements.

In December 2007, FASB issued SFAS No. 141R "*Business Combinations*", ("SFAS 141R"). The revised standard is effective for transactions where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141R will change the accounting for the assets acquired and liabilities assumed in a business combination.

- Acquisition costs will be generally expensed as incurred;

- Noncontrolling interests (formally known as "minority interests") will be valued at fair value at the acquisition date;

- Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

- Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

- Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

It does not appear that the adoption of SFAS No. 141R will have a material effect on our Consolidated Financial Statements. However, any future business acquisitions occurring on or after the beginning of the first annual reporting period on or after December 15, 2008 will be accounted for in accordance with the statement. In December 2007, FASB also issued SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB 51* ("SFAS 160"). SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Timberline Resources Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued):

In March 2008, FASB issued SFAS 161 *Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133*. This Statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In May 2008, FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It was effective November 15, 2008, following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS:

On March 10, 2008, the Company entered into an agreement with Douglas Kettle and David and Margaret Deeds providing for severance arrangements relating to the resignation of Messrs. Kettle and Deeds, the President and CEO, respectively, of Timberline Drilling.

Messrs. Kettle and Deeds resigned from Timberline Drilling on May 15, 2008. In connection with the resignations, the Company transferred certain personal property to Messrs. Kettle and Deeds and paid Mr. Kettle and Mr. Deeds a cash severance amount of $600,000 each at the time of their resignation, as well as the balance of their 2007 bonuses ($135,822 each) and additional cash severance of $300,000 in $25,000 monthly installments from July through November 2008. The remaining $175,000 payment due to each of Messrs. Kettle and Deeds in December 2008 was not paid when due.

During the quarter ended March 31, 2009, the Company entered into a Settlement and Release Agreement with Douglas Kettle and David and Margaret Deeds ("Kettle Affiliates"). Pursuant to the agreement, the Kettle Affiliates agreed to purchase certain non-utilized assets from the Company and to release any claims against the Company, including their claim to the remaining $350,000 of severance owing to them on December 31, 2008. The Company released any claims against the Kettle Affiliates, including releasing Mr. Kettle and Mr. Deeds from the remainder of the term of their previous non-competition agreements. See Note 10.

On October 31, 2008, the Company entered into two convertible notes (see Notes 5 and 7); one with Ronald Guill, a director of the Company, and his wife, Stacey Guill, and the other with Small Mine Development, LLC ("SMD"), an Idaho limited liability company owned by Mr. Guill. The Company used the proceeds of the notes to pay off the $8.0 million bridge loan previously provided to the Company by Auramet Trading, LLC ("Auramet") (See Note 4) and for general working capital purposes.

NOTE 4 – BRIDGE LOAN FINANCING:

On June 24, 2008, the Company entered into a bridge loan financing arrangement for $8,000,000 with Auramet Trading, LLC ("Auramet") under which the Company could draw funds at any time before June 30, 2008. On June 27, 2008 the Company withdrew $8,000,000, net of a fee equal to 4% of the principal amount of the loan, to repurchase the Company's then outstanding Series A Preferred Shares.

The loan incurred interest at 12% per annum, with interest payable monthly in arrears commencing August 1, 2008, and the principal amount outstanding was due October 31, 2008. On October 31, 2008 the bridge loan principal amount was repaid in full.

Timberline Resources Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4 – BRIDGE LOAN FINANCING, (continued):

Pursuant to the loan's terms, the Company also issued 160,000 shares of the Company's common stock to Auramet after the Company's drawdown of the loan on June 27, 2008. The fair market value of the 160,000 common shares ($484,800) was recorded on the balance sheet in common stock, additional paid-in capital and deferred financing cost, net. The deferred financing costs were ratably charged to interest expense over the term of the loan. In addition, Auramet received a put option for the 160,000 shares of common stock issued, exercisable ninety days from the maturity date of the bridge loan. On January 29, 2009, Auramet had a onetime option to put some or all of the 160,000 common shares back to the Company at a redemption price of $2.00 per share.

During the quarter ended March 31, 2009, Auramet indicated its intention to exercise the put option and return the shares to the Company. The Company and Auramet agreed that the Company would issue an additional 535,652 shares of common stock, valued at the trailing 30 day average closing price of the Company's stock of $0.46 per share, to Auramet in lieu of settling the option with a cash payment. These shares were issued in March 2009.

NOTE 5 – LONG TERM DEBT:

On October 31, 2008, the Company entered into a series of agreements with SMD in connection with a $5 million loan from SMD. The loan documents included: a convertible note (the "Convertible Term Note"), a credit agreement (the "Credit Agreement"), a collateral assignment and pledge of stock and security agreement (the "Pledge Agreement"), a security agreement (the "Security Agreement") and a right of first refusal over the Company's Butte Highlands property (the "Right of First Refusal").

The Convertible Term Note has a principal amount of $5 million and is collateralized with all of the stock of Timberline Drilling, Inc., and a Deed of Trust covering the Company's Butte Highlands property in Silver Bow County, Montana (the "Butte Highlands Property").

Pursuant to the terms of the Credit Agreement, the Convertible Term Note bears interest at 10% annually, compounded monthly, with interest due at maturity. The Convertible Term Note is convertible by SMD at any time prior to payment of the note in full, at a conversion price of $1.50 per share. Should the Company issue any form of equity security other than the Company's common stock, SMD may also convert all or any portion of the outstanding amount under the Convertible Term Note into the new form of equity security at the issuance price of the new form of equity security. Management analyzed the conversion features contained in this note considering EITF No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments", EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", and APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." Management's conclusion was that these convertible features are conventional convertible instruments and thus would qualify for equity classification under EITF 00-19.

Timberline Resources Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 5 – LONG TERM DEBT, (continued):

As conventional convertible instruments, the embedded conversion options qualify for the scope exception under FAS 133, and therefore would not be bifurcated from the host instrument.

The Convertible Term Note must be repaid on or before October 31, 2010, including interest due at maturity, and may be prepaid in whole or in part at any time without premium or penalty. If the Company defaults on the Convertible Term Note or any of the related agreements, SMD may declare the Convertible Term Note immediately due and payable, and the Company must pay SMD an origination fee in the amount of $50,000.

Under the Right of First Refusal, the Company granted SMD a right of first refusal to purchase the Butte Highlands Property on the same terms as those of any bona fide offer from a third-party upon 60 days' notice from the Company of any such offer. In addition, the Company granted SMD a right to develop the Butte Highlands Property on the same terms as those of any bona fide offer to develop the property from a third-party upon 60 days' notice from the Company of any such offer.

NOTE 6 – INCOME TAXES:

During the quarter ended March 31, 2009, the Company realized an income tax recovery of $179,891. This recovery represents the difference between the accrued and actual amount of Mexican income taxes paid by the Company's Mexican subsidiary, World Wide Exploration, for the 2008 calendar year.

For the fiscal year ended September 30, 2009 The Company anticipates an effective income tax rate of 31% in Mexico and 0% in the United States due to the availability of accumulated net operating losses to offset any U.S. income taxes.

NOTE 7 – COMMON STOCK AND WARRANTS:

In October, 2008, the Company entered into a short-term convertible note (the "Short-Term Convertible Note") for $5 million (see Note 3). The Short-Term Convertible Note principal automatically converted into 5,555,556 shares of Company stock (valued at $0.90 per share) pursuant to the Subscription Agreement described below upon approval of the issuance of the additional shares for listing by the NYSE Amex which occurred in December 2008.

Under the Subscription Agreement, Mr. and Mrs. Guill subscribed to purchase 5,555,556 shares of the Company's common stock at a price of $0.90 per share.

The following is a summary of the Company's warrants outstanding:

	Warrants		Weighted Average Exercise Price
Outstanding at September 30, 2008	2,301,734	$	2.45
Issued	-		-
Expired	(963,800)		(1.00)
Outstanding at March 31, 2009	1,337,934		3.50

Timberline Resources Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 7 – COMMON STOCK AND WARRANTS, (continued):

These warrants expire as follows:

Warrants	Price	Expiration Date
1,337,934	$3.50	September 30, 2009
1,337,934		

NOTE 8 – STOCK OPTIONS:

The Company has established the 2005 Equity Incentive Plan (as amended August 31, 2006 and August 22, 2008) to authorize the granting of up to 7,000,000 stock options to employees, directors and consultants. Upon exercise of options, shares are issued from the available authorized shares of the Company. Option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant.

The fair value of option awards granted on December 19, 2008 and October 24, 2007 (the only grants during the six months ended March 31, 2009 and 2008, respectively) was estimated on the date of grant using the assumptions noted in the following table. Total compensation cost charged against operations under the plan for employees was $89,043 and $24,917 for the three months ended March 31, 2009 and 2008, respectively. Total compensation cost charged against operations under the plan for employees was $789,787 and $499,361 for the six months ended March 31, 2009 and 2008, respectively. These costs are classified under salaries and benefits expense. Total compensation cost charged against operations under the plan for directors and consultants was $60,750 and $5,684 for the three months ended March 31, 2009 and 2008, respectively. Total compensation cost charged against operations under the plan for directors and consultants was $164,203 and $76,582 for the six months ended March 31, 2009 and 2008, respectively. These costs are classified under other general and administrative expenses.

	December 19, 2008	October 24, 2007
Expected volatility	106.60%	82.30%
Weighted-average volatility	106.60%	82.30%
Expected dividends	-	-
Expected term (in years)	3	3
Risk-free rate	0.02%	3.75%

Timberline Resources Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 8 – STOCK OPTIONS, (continued):

The following is a summary of the Company's options issued under the Amended 2005 Equity Incentive Plan:

	Options	Weighted Average Exercise Price
Outstanding at September 30, 2008	3,917,502	$ 2.65
Granted	2,855,000	0.33
Exercised	75,000	0.80
Expired and forfeited	(2,021,667)	3.04
Outstanding at March 31, 2009	4,675,835	$ 1.09
Exercisable at March 31, 2009	2,235,434	$ 1.30
Weighted average fair value of options granted during the six months ended March 31, 2009		$ 0.20

The average remaining contractual term of the options outstanding and exercisable at March 31, 2009 is 4.10 and 3.60 years, respectively. Options exercised were on a cashless basis, resulting in the issuance of 35,000 shares based on the current price of the Company's stock on the date of exercise. As of March 31, 2009, total unrecognized compensation expense related to options was $1,069,931 and the related weighted-average period over which it is expected to be recognized is approximately 0.91 years. The aggregate intrinsic value of options exercised during the six months ended March 31, 2009 and 2008 was $52,500 and none, respectively. The aggregate intrinsic value of options outstanding and exercisable as of March 31, 2009 is none and none, respectively.

NOTE 9 – PREFERRED STOCK:

Timberline is authorized to issue up to 10,000,000 shares of preferred stock, $.01 par value. The Board of Directors of Timberline is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock.

NOTE 10 – COMMITMENTS AND CONTINGENCIES:

Real Estate Lease Commitments

The Company has real estate lease commitments related to its main office in Coeur d'Alene, Idaho, a facility in Butte, Montana, offices and a shop of Timberline Drilling in Coeur d'Alene, Idaho; and its operational facility in Elko, Nevada. The Company's Mexico subsidiary also leases facilities for its administrative office and warehouse under defined term lease agreements which are for one year. Total office and storage rental expense aggregated $68,039 and $73,340 for the three months ended March 31, 2009 and 2008, respectively, and $147,662 and $125,146 for the six months ended March 31, 2009 and 2008, respectively.

Timberline Resources Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10 – COMMITMENTS AND CONTINGENCIES, (continued):

Offering Costs Arising From the Proposed Acquisition of SMD

On October 24, 2008, the Company and Ronald Guill mutually agreed by written consent to terminate the Stock Purchase Agreement previously entered into between the Company and Mr. Guill on February 23, 2008, which would have provided for the purchase by the Company of all of Mr. Guill's membership interests in SMD.

The Company had engaged a full service investment banking and institutional securities firm to render an opinion to the Company's Board as to whether the consideration to be paid by the Company for the membership interests of SMD was fair, from a financial point of view. The Company also engaged this firm to arrange for financing of the acquisition of SMD's membership interests. All fees to be paid by the Company for these services were contemplated to be paid out of proceeds raised during the financing.

Subsequent to the termination of the acquisition of SMD and the failure of the investment banking firm to arrange financing, an invoice was received by the Company from the investment banking firm for the provision of the fairness opinion, as well as legal fees incurred by the firm during the course of the financing. The total charged for the services provided was $923,957. Company management continues to negotiate the amount of the fees charged for the services provided. However, the Company recognized these fees as a charge to operations during the quarter ended December 31, 2008. The expense has been classified with professional fees in the statement of operations.

Unpaid IRS Payroll Taxes, Interest and Penalties

The Company has received notice from the Internal Revenue Service ("IRS") that Timberline Drilling has been assessed late filing penalties for payroll taxes not paid on a timely basis during the period from October 1, 2007 through May 15, 2008. As of March 31, 2009, the balance of those unpaid payroll taxes was $1,000,000. During the quarter ended March 31, 2009, the Company entered into an Asset Purchase Agreement with Douglas Kettle and David and Margaret Deeds ("Kettle Affiliates"). As part of the Asset Purchase Agreement, the Kettle Affiliates agreed to purchase from the Company four non-utilized drilling rigs and related equipment for $1,000,000. The proceeds of the sales were to be used to pay the unpaid balance of payroll taxes. At March 31, the $1,000,000 was in escrow pending closing of the Asset Purchase Agreement. Subsequent to quarter end, the closing occurred and the $1,000,000 was released from escrow and paid to the IRS. No further balance of payroll tax remains unpaid by the Company.

The Company has negotiated a payment plan with the IRS relating to $471,948 in interest and penalties owed as of March 31, 2009. In April 2009, the Company began making monthly installment payments on the outstanding balance of interest and penalties. During the six months ended March 31, 2009, Timberline Drilling's assets became subject to a tax lien until all interest and penalties assessed by the IRS are satisfied. If the Company fails to comply with the negotiated payment plan or is otherwise unable to pay the interest and penalties owed to the IRS, the IRS could force the sale of certain assets of Timberline Drilling to satisfy the interest and penalties due.

Environmental Contingencies

The Company has in past years been engaged in mining in northern Idaho, which is currently the site of a federal Superfund cleanup project. Although the Company is no longer involved in mining in this or other areas at present, the possibility exists that environmental cleanup or other environmental restoration procedures could remain to be completed or mandated by law, causing unpredictable and unexpected liabilities to arise. At the date of these financial statements, the Company is not aware of any environmental issues or litigation relating to any of its current or former properties.

Timberline Resources Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 11 – SEGMENT INFORMATION:

The Company has three operating segments at March 31, 2009: drilling revenues from Timberline Drilling; drilling revenues in Mexico through Timberline Drilling's subsidiary, World Wide Exploration; and Timberline's exploration activities.

Segment information (after intercompany eliminations) for the three months and six months ended March 31, 2009 and 2008 are as follows:

| | Three months ending March 31 | | Six months ending March 31 | |
	2009	2008	2009	2008
Revenues:				
Timberline	$ -	$ -	$ -	$ -
Timberline Drilling	2,802,070	5,722,242	5,230,915	10,664,421
World Wide Exploration	691,314	2,664,085	2,953,165	4,157,031
Total revenues	$ 3,493,384	$ 8,386,327	$ 8,184,080	$ 14,821,452
Income / (Loss) before income taxes:				
Timberline	$ (904,085)	$ (1,056,007)	$ (3,980,848)	$ (2,734,884)
Timberline Drilling	(69,437)	135,913	(1,807,272)	(189,502)
World Wide Exploration	(418,615)	758,561	(304,488)	769,158
Loss before income taxes	$ (1,392,137)	$ (161,533)	$ (6,092,608)	$ (2,155,228)

	March 31, 2009	September 30, 2008
Total assets:		
Timberline	$ 1,574,800	$ 2,803,202
Timberline Drilling	11,157,158	12,456,114
World Wide Exploration	3,479,072	5,110,471
Total assets	$ 16,211,030	$ 20,369,787

The accounting policies of the segments are the same as those described in the notes to the consolidated financial statements included in the Company's annual report filed on Form 10-KSB for the fiscal year ended September 30, 2008, after considering newly adopted accounting pronouncements described elsewhere herein. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

During the three months and six months ended March 31, 2009, revenues from transactions with two customers each amounted to 10% or more of our total revenues. Customer A accounted for revenue of $2,632,246 and customer B accounted for revenue of $691,314 during the three months ended March 31, 2009. Customer A accounted for revenue of $4,308,392 and customer B accounted for revenue of $2,888,318 during the six months ended March 31, 2009. The revenue for customer A is reported through Timberline Drilling, while the revenue for customer B is reported through World Wide Exploration.

The assets of Timberline are located in the United States. The assets of Timberline Drilling are also located in the United States and their revenues are derived from drilling contracts in the United States. The assets of World Wide Exploration are located in Mexico and their revenues are derived from drilling contracts in Mexico.

Timberline is not an operating entity at this point insofar as they are not generating revenues from the sales of their properties, but they are actively exploring several properties for their mining potential.

MANAGEMENT'S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors and Uncertainties" and elsewhere in this prospectus.

Overview

We commenced our exploration stage in January 2004 with the change in the management of the Company. From January 2004 until March 2006, we were strictly a mineral exploration company. Beginning with the management appointments of John Swallow and Paul Dircksen, the addition of Randal Hardy, our acquisition of a drilling services company, and the acquisition of Butte Highlands, we continue to advance our business plan.   Prior to our new business model, the addition of new management, the purchase of Timberline Drilling (formerly known as Kettle Drilling), and a more active and focused exploration division, the Company had accumulated losses and no reported revenues.

Our 2008 results demonstrate our objectives: become listed on the NYSE Amex, formerly the American Stock Exchange, advance the acquisition of Small Mine Development, moderate the growth of our drilling services business with a focus on responsible management and sustained profitability, and focus our exploration efforts on the advancement of the Butte Highlands project.

The year commenced with seemingly unprecedented demand within our industry. That environment became overshadowed as the credit crisis, global deleveraging, and hedge fund blow-ups gained momentum and adversely impacted the plans of many companies – including Timberline. In addition to the economic challenges, our industry dealt with rising input costs, high oil prices, increased labor costs, a dearth of experienced labor/management, and a number of other challenges. Toward the end of the year and subsequent to year end, decreased demand and deteriorating economic conditions have resulted in a more balanced level of input costs and availability of labor. It should be noted that the price of gold, our main focus, has remained relatively steady over the past year while other commodities have experienced extreme price corrections.

During the fiscal year ended September 30, 2008, after a lengthy application and review process, the Company became listed on the NYSE Amex, formerly the American Stock Exchange, and began trading under the symbol TLR. Also during the year, and after another lengthy process, we received approval from the SEC to move forward with the Small Mine Development (SMD) acquisition. In August we received approval from shareholders to proceed with funding and consummation of the acquisition. In October 2008, based on deteriorating market conditions, the proposed SMD acquisition was terminated.

In August, the Company began the first of what would become a four-hole drill program on the Butte Highlands Gold project. Subsequent to year end, the Company announced that the most encouraging hole-to-date, BH-DDH 08-03, was drilled 100 feet northwest of previously-tested mineralization boundaries. The hole returned several mineralized gold intervals, including 2.0 feet of 0.62 ounces per ton (oz/t), 37.0 feet of 0.22 oz/t, 5.0 feet of 0.26 oz/t, 9.0 feet of 0.43 oz/t, and 35.0 feet of 0.14 oz/t. These results demonstrate the northwest extension of the Upper, Middle, and Lower zones, while the latter two intervals comprise a new discovery at depth, a potential offset portion of previously-identified zones. Our exploration staff believes both the extension and the discovery have the potential to greatly increase mineralization estimates at Butte Highlands. Subsequent to year end, the Company announced plans for a 50/50 JV with Small Mine Development on the development and advancement of the project into production.

In October, we announced plans to form a 50/50 joint-venture with SMD at Butte Highlands. Under terms of the agreement, Timberline will be carried to production by SMD which will fund all project development costs and begin development in the summer of 2009. Timberline's 50-percent share of project costs will be paid out of proceeds from future mine production. The partnership is mutually regarded by Timberline and SMD as a model for future opportunities in underground mine development and mining.

Pending proper approvals and permitting, we anticipate by late summer of this year, SMD will begin development of the Decline to access the mineralized areas to allow for additional underground drilling and exploration. The exploration and development phase of the program is expected to take approximately one year and, assuming acceptable permitting and results, is expected to be followed by production in mid to late 2010.

It is the opinion of management that projects similar to Butte Highlands are a good fit for the current environment and the unique qualifications of our people and strategic partners. As a result, subsequent to year end, the Company announced it will not focus on early stage properties or continue to expend capital or time on the Conglomerate Mesa project, unless it can be done at a minimal cost to the company. Company management believes these projects have value, however, given the complexities and challenges of some of the property agreements, the current economic environment and our strategic partnership with Small Mine Development, a more refined focus is warranted at this time.

Subsequent to fiscal year end, the Company announced termination of the agreement to acquire SMD. For most of the year, management expended considerable effort, focus and expense on the acquisition process. However, in these unprecedented market conditions, it proved extremely difficult to complete the acquisition of SMD under acceptable terms. Therefore, we jointly agreed that the unpredictability in the current economic climate presented too great of a risk to the Company and our shareholders. Given the uncertainty of the marketplace and credit markets, we believe that our strategic partnership with SMD at Butte Highlands provides an excellent opportunity for our shareholders by placing our most-advanced project on a development track with considerably less share dilution. We believe this partnership is a model for future opportunities in underground mine development and mining with SMD.

Also subsequent to year-end, in conjunction with its announced plans to form a 50/50 Joint Venture with Small Mine Development for the advancement of the Butte Highlands project, the Company announced the completion of a $10 million debt/equity financing to retire the $8 million bridge loan facility and for working capital. See the discussion under the section heading "Management's Discussion and Analysis – Financial Condition and Liquidity" below for a more detailed description of the financing.

Management Forecast for 2009: Key Issues, Challenges, and Opportunities

Recap of 2008 Goals and Objectives:

- Complete the listing process and begin trading on the NYSE Amex, formerly the American Stock Exchange. *(Completed listing process and began trading.)*

- Complete due diligence and close the acquisition of SMD. *(Received shareholder approval in August, however economic crisis and changes within our industry prevented completion of acquisition. Acquisition terminated subsequent to year-end.).*

- Achieve substantially increased profitability to further our business model. *(Management transition and focus on proper corporate culture supportive of profitable operations.)*

- Complete exploration and drilling programs at several project sites. *(Drilled and dropped the Downeyville project. Explored a number of early stage properties. Drilled Butte Highlands early in year and more successfully later in year.)*

- Increase our exploration activity with reduced financial risk through increased use of strategic partnerships with larger mining and exploration companies. *(Announced 50/50 Joint Venture with SMD subsequent to year end.)*

- Continue evaluating additional merger and acquisition opportunities in both mining services and mineral exploration. *(This is an ongoing and active process and, where appropriate, utilizing our exploration and drilling personnel as well as SMD.)*

Looking at the year ahead, Company management believes, at this time, the industry slowdown and lack of available funding will adversely impact the ability for many companies to advance early stage properties and/or larger projects requiring significant capital expenditures. Furthermore, it is our opinion, that companies with no source of current or future revenue, overly leveraged balance sheets, diluted share structures, or the need to go to the equity markets to raise capital could have a difficult time going forward. While we anticipated certain structural issues we felt would be bullish for precious metals, notably gold, the magnitude and all-encompassing nature of the current crisis and deleveraging have impacted our business along with many others. We have not escaped the impact of the industry downturn or economic crisis; however we feel that our business model remains a viable alternative for our shareholders especially given the current economic conditions.

Timberline has a "revenue backed" exploration model. Share structure is important to management and our shareholders. We focused on having sources of revenue, other than the continual sale of equity, to finance the Company and/or its projects. Firms with larger cash positions are to be commended at this time, as it can be assumed their money was raised at higher stock prices, however most do not have a source of revenue other than those stock sales. They may be able to advance their projects to production without additional and potentially dilutive financings. A main strategic difference between Timberline and many other "exploration only" companies is that we chose to invest our resources and cash flow into ongoing revenue generating entities.

At Timberline we have two sources of revenue and have focused our efforts mainly on underground drilling for developing or producing companies. While this strategy has allowed us to continue providing services to our largest customers, we have been and are focused on "right sizing" the operations to fit the current demand in the industry. This is an ongoing process that is becoming more refined as we move into 2009.

Many companies are greatly reducing their operating and capital costs and Timberline is no exception. We anticipate this mindset will remain in place for the foreseeable future until we recognize legitimate and meaningful signs of recovery in the segment of the market we serve. The challenges within our industry are many and varied, yet we remain confident that our cost cutting measures and underground focus in our drilling divisions will allow us to maintain our position within the marketplace. Our refined exploration focus on nearer term production situations fits with our strategic partner, SMD, and will allow us to evaluate projects that many companies are not in the position to evaluate.

We believe the global economic environment and monetary situation favor a solid and relatively steady gold price for the foreseeable future. Volatility is to be expected, however our view is that we don't necessarily need a higher gold price in order for our business model to move forward. As a company we are focused on our drilling subsidiaries, advancing Butte Highlands and evaluating new opportunities. We are not waiting around and working (or reworking) old ideas or projects. We have evaluated a number of projects and opportunities in both the services and production sides of the business and will continue to do so in 2009. Our industry and the world have changed in the past year and we anticipate a number of changes in the year ahead. We will continue to look for opportunity at every turn.

As we have previously stated and firmly believe, our corporate objective is to provide investors with significant exposure to both the 'picks and shovels' and 'blue sky' aspects of our industry. We believe that our business model is highly scalable and uniquely well-positioned to take advantage of the environment that currently exists in the mining and exploration industries and provides us the flexibility to evaluate a wide range of opportunities going forward. We feel we have the knowledge base to continue to evaluate opportunities – either organically or through mergers and acquisitions – and continue to do so.

Mine Services

Timberline Drilling and its subsidiary, World Wide Exploration S.A. de C.V. ("WWE"), provide both surface and underground drilling services, with their two largest clients being Newmont Mining and Exploraciones Mineras Penoles S.A. de C.V., respectively. Both units specialize in underground, hardrock core drilling – a niche business that we believe is well-positioned as the industry matures and exploration projects are advanced into producing mines. Our underground focus has also provided a solid base of operations as a large percentage of the above-ground and more speculative exploration drilling has been cut back and/or delayed during the current industry slowdown.

Revenue growth at Timberline Drilling and WWE were substantial over the past year, and it was WWE that once again demonstrated strong performance under the management of Paul Elloway. It became apparent over the past year that while growth was aggressive at the U.S. operations, a more moderate rate of growth - or no growth - would be prudent, and that a focus on proper management and sustainable profitability was warranted. In May we undertook a management transition at the U.S. operations, which included a severance package for, and the resignations of, David Deeds and Doug Kettle. Martin Lanphere was hired as the new President of Timberline Drilling effective May 15.

On June 27, 2008, the Company redeemed and cancelled 3,525,000 of the 4,700,000 Series A Preferred Stock from David Deeds and Doug Kettle for $7,500,000. The remaining 1,175,000 Series A Preferred Stock were converted to Common Stock by the Kettle Shareholders and sold to a third party investor.

At Timberline Drilling, there is a significant liability on the Company's balance sheet related to unpaid delinquent payroll taxes for payrolls dated during the period from January 1, 2008 through May 15, 2008. This liability was generated during a period of substantial company growth when the drilling company management used available funds to pay other liabilities of the subsidiary rather than paying the payroll taxes and resulting penalties and interest. At September 30, 2008, the Company booked an accrual of $1,392,659 in unpaid taxes and related penalties and interest and the Company did not expect any further penalties related to these unpaid payroll taxes. Subsequent to December 31, 2008 the Company received notice from the Internal Revenue Service (IRS) that it has also been assessed $116,847 in late filing penalties for payroll taxes not paid on a timely basis during the quarter ended December 31, 2007 and $158,159 in additional penalties relating to the period from January 1, 2008 through May 15, 2008. These penalties were accrued in the Company's financial statements included in Form 10-Q for the quarter ended December 31, 2008. The Company has confirmed with a representative from the IRS that all quarterly periods prior to December 31, 2008 have been assessed by the IRS and that there are no other outstanding penalties from prior periods that will be assessed against the Company relating to unpaid payroll taxes aside from interest accruing on the unpaid balance.

In April 2009, the Company paid off the entire $1,146,189 balance of unpaid payroll taxes to the IRS. The Company has made timely payments on all payroll taxes since May 15, 2008 and has been paying down the payroll tax, penalty and interest balance by $50,000 per month from August 2008 through January 2009 . The remaining unpaid penalty and interest balance of approximately $460,000 is being paid through a monthly payment arrangement with the IRS over the next two years beginning in April 2009.

We began the year with rapid growth and potential for drilling services throughout the industry and concluded the year with global economic crisis and deleveraging impacting virtually every business category – including the demand for drilling services. Proper management is important at all times, but is especially important during the challenges we faced during the previous year.

Mineral Exploration

We began the year with a drill program at Butte Highlands. That program was concluded early due to the inability to reach required hole depth, poor weather conditions, and the onset of winter. Later in the year, we evaluated, drilled, tested and subsequently dropped our early stage Downeyville property. For most of the year we spent considerable time and expense on the advancement of the Conglomerate Mesa project in California. While we feel there is still potential in the area, the lack of flexibility by the property owners in restructuring our agreement to recognize the economic crisis, changing industry dynamics, challenges in California, and the prevailing political climate did now allow for us to continue advancement of the project. Thus, we decided subsequent to year end to drop the property and take a write-down of the project. Also during the year, we continued to evaluate and advance the East Camp Douglas project through not only our own staff, but through the use of consulting geologists. In addition to the larger, more advanced properties, we also evaluated a number of early stage properties.

During the year we continued to advance the Butte Highlands project with additional geological evaluation and began a drill program in August that was concluded subsequent to year end. Results from that program are very promising, with the potential for the extension of known mineralized areas as well as a potential new discovery. Our exploration staff believes both the extension and the discovery have the potential to greatly increase mineralization estimates at Butte Highlands. In addition to evaluation, exploration and drilling, we announced subsequent to year end a joint venture and strategic partnership with SMD on the Butte Highlands project.

Timberline plans to continue the current exploration plan and geologic modeling of the Butte Highlands project. Timberline will also begin permitting additional exploration. Additional exploration will consist of installing an underground exploration ramp to access mineralization for underground drilling, bulk sampling and metallurgical testing. The permit application is expected to be submitted in the second quarter 2009 and should take approximately 60 days for regulatory approval.

Upon approval, construction of the underground ramp and associated development on the project will begin. Completion of the underground ramp, underground drilling and bulk sampling will take approximately 12 to 18 months in total. During this time Timberline will be submitting an application for an Operating Permit with the state of Montana to commence gold mining operations. Timberline will be conducting or contracting all base line studies to facilitate the permit. The state of Montana has indicated to Timberline that this process and regulatory approval will take approximately 12 to 18 months. Therefore, Timberline expects to transition directly from exploration to gold mining operations within the specified time frame.

SMD, our 50/50 joint venture partner on the project, will carry all costs incurred on the project until mining operations commence. The Company expects that the total costs incurred on the project to reach this milestone will be between $12 and $18 million.

Our management and geologists have a more refined focus and remain committed to providing exploration "blue sky" and potential for discovery to our investors. We were much more active on our projects in 2008, however our industry (and the world) changed considerably over the past year and our focus has changed accordingly.

Looking ahead, it is the opinion of management that our primary commodity focus should be on gold, and to a lesser extent on silver in the precious metals area. Furthermore, we believe that projects similar to Butte Highlands are a good fit for the current environment and the unique qualifications of our people, drilling subsidiaries and strategic partners. We do not plan to focus on early stage properties or expend capital or time on the larger Conglomerate Mesa type projects unless it can be done at a minimal cost to the Company, and not at the cost of advancing or acquiring more advanced stage properties. We have evaluated, and will continue to evaluate, projects that may fit our new focus although we do not expect to spend material amounts of money in the near term on any of our projects other than Butte Highlands.

Results of Operations for Years Ended September 30, 2008 and 2007

Combined Results – Timberline Corporate, Timberline Exploration, Timberline Drilling and WWE

For the year ended September 30, 2008, we reported $31,728,617 in revenue compared to $19,233,406 in fiscal 2007. Our revenues are derived entirely from our drilling subsidiaries and are comprised of $22,660,556 from Timberline Drilling and $9,068,061 from WWE. Our revenue increase was primarily due to an increased number of drill rigs in service during this year. Gross profit from Timberline Drilling and WWE was $3,989,352 and $2,799,766, respectively for the year ended September 30, 2008.

Our overall after tax net loss for the year ended September 30, 2008 was $10,103,696 compared to an overall net loss of $2,688,378 for the year ended September 30, 2007. Our net loss after income taxes for the year ended September 30, 2008 is comprised of a loss of $7,966,645 for Timberline Corporate and Exploration, a loss of $3,401,329 for Timberline Drilling, offset by a gain of $1,264,278 at WWE.

Timberline Corporate and Exploration Division

The after tax net loss of $7,966,645 combined for Timberline Corporate and the Exploration division is comprised of exploration expenditures of $2,387,862, non-cash charges of $2,149,839, other general and administrative costs of $2,569,727, and interest expense of $975,586 less interest income of $116,369. Exploration expenditures include a $578,391 writedown of previously capitalized costs related to our Conglomerate Mesa property. A significant portion of other general and administrative costs during the year were related to legal and accounting costs associated with our proposed acquisition of SMD and our definitive proxy. Included in the non-cash charges are expenses related to common stock issuances to employees and stock options that vested during the year. Also included in the non-cash charges is $148,646 in Depreciation and Amortization.

Timberline Drilling and WWE

For the year ended September 30, 2008, Timberline Drilling had revenues of $22,660,556 as compared to $15,440,806 for the year ended September 30, 2007. WWE had revenues of $9,068,061 for the year ended September 30, 2008 as compared to $3,792,600 for the year ended September 30, 2007.

For the year ended September 30, 2008, Gross profit from Timberline Drilling and WWE was $3,989,352 and $2,799,766, respectively, as compared to $3,018,656 for Kettle and $1,473,162 for WWE for the year ended September 30, 2007.

Timberline Drilling and WWE had general and administrative expenses of $7,001,869 and $736,947 respectively for the year ended September 30, 2008 as compared to $3,644,750 for Timberline Drilling and $900,815 for WWE for the year ended September 30, 2007. Timberline Drilling's general and administrative expenses include $1,880,590 in one-time severance costs related to the management transition that was undertaken during the year.

Results of Operations for the Three Month and Six Month Periods ended March 31, 2009 and 2008

Combined Results – Timberline Corporate, Timberline Exploration, Timberline Drilling and WWE

For the three months ended March 31, 2009, we reported $3,493,384 in revenue compared to $8,386,327 in the same period of 2008. For the six months ended March 31, 2009, we reported revenues of $8,184,080 versus revenues of $14,821,452 in the same period of 2008. Our revenues are derived entirely from our drilling subsidiaries and are comprised of $2,802,070 from Timberline Drilling and $691,314 from WWE for the three months ended March 31, 2009. For the six months ended March 31, 2009 Timberline Drilling and WWE reported revenues of $5,230,915 and $2,953,165, respectively. Gross profit (loss) from Timberline Drilling and WWE was $4,565 and $(219,882), respectively, for the three months ended March 31, 2009, and $(659,103) and $226,436, respectively, for the six months ended March 31, 2009. Overall the demand for drilling services has declined due to the current economic crisis. Junior resource and exploration stage companies have been adversely affected by the state of the capital markets and many have scaled back or eliminated exploration and development activities. As a result, the demand for drilling services began a steep decline during the second half of 2008 and into 2009. The decline for drilling services and the resulting reduction in the number of Timberline Drilling's drill rigs operating this year versus last year has had an adverse affect on our revenues compared to last year, and we expect revenues for the remainder of 2009 to be less than our corresponding revenues the previous year.

Our overall after tax net loss for the three months ended March 31, 2009 was $1,212,246 compared to an overall net loss of $487,053 for the three months ended March 31, 2008. For the six months ended March 31, 2009, our overall net loss was $5,947,519 compared to $2,480,748 for the same period in 2008. Our net loss for the three months ended March 31, 2009 is comprised of $904,085 for Timberline Corporate and Exploration, $69,437 for Timberline Drilling and $238,724 at WWE. Our net loss for the six months ended March 31, 2009 is comprised of $3,980,848 for Timberline Corporate and Exploration, $1,807,272 for Timberline Drilling, and $159,399 at WWE.

Timberline Corporate and Exploration Division

The after tax net loss of $904,085 for the combined Timberline Corporate and the Exploration division during the three months ended March 31, 2009 is comprised of non-cash charges of $175,976, exploration expenditures of $44,731, salaries and benefits of $138,711, professional fees of $227,552, other general and administrative costs of $182,544 and interest expense of $138,628, less interest income of $4,057. Included in the non-cash charges are $149,793 in expenses related to stock options that vested during the quarter. Also included in the non-cash charges are $9,023 in depreciation and amortization.

The after tax net loss of $3,980,848 for the combined Timberline Corporate and the Exploration division during the six months ended March 31, 2009 is comprised of non-cash charges of $989,597, exploration expenditures of $312,619, salaries and benefits of $266,233, professional fees of $1,422,122, other general and administrative costs of $341,612, and interest expense of $659,135, less interest income of $10,470. $923,957 of our professional fees during the six months ended March 31, 2009 was related to legal and financial advisory costs associated with our proposed acquisition of SMD. Included in the non-cash charges are $953,990 in expenses related to stock options that vested during the year to date. Also included in the non-cash charges are $18,447 in depreciation and amortization.

Timberline Drilling and WWE

For the three months ended March 31, 2009, Timberline Drilling had revenues of $2,802,070 as compared to $5,722,242 for the three months ended March 31, 2008. WWE had revenues of $691,314 for the three months ended March 31, 2009 as compared to $2,664,085 for the three months ended March 31, 2008. Overall the demand for drilling services has declined due to the current economic crisis. Junior resource and exploration stage companies have been adversely affected by the state of the capital markets. As a result, the overall demand for drilling services decreased during the second half of 2008 and into 2009. The decrease in revenues at both Timberline Drilling and WWE is attributable to the reduced demand for drilling services and the resulting reduction in the number of operating drill rigs compared to the previous year. We expect that our revenue for the remainder of 2009 will be less than the corresponding revenue in 2008 due to the reduced number of drill rigs operating.

For the three months ended March 31, 2009, net loss before taxes from Timberline Drilling was $69,417 while net loss before taxes at WWE was $418,615 as compared to a net income before taxes of $135,913 for Timberline Drilling and net income before taxes of $758,561 for WWE for the three months ended March 31, 2008. At Timberline Drilling and WWE, the current quarter loss is primarily attributable to significantly decreased drilling revenue despite decreased operating and general and administrative expenses.

For the six months ended March 31, 2009, Timberline Drilling had revenues of $5,230,915 as compared to $10,664,421 for the six months ended March 31, 2008. WWE had revenues of $2,953,165 for the six months ended March 31, 2009 as compared to $4,157,031 for the six months ended March 31, 2008. The decrease in revenues at Timberline Drilling and WWE is attributable to a reduction in the number of operating drill rigs.

For the six months ended March 31, 2009, net loss before taxes from Timberline Drilling was $1,807,272 while net loss before taxes at WWE was $304,488 as compared to a net loss before taxes of $189,502 for Timberline and net income before taxes of $769,158 for WWE for the six months ended March 31, 2008. At Timberline Drilling and WWE, the year to date loss is primarily attributable to significantly decreased drilling revenue despite decreased operating and general and administrative expenses.

We expect that the extension of our drilling contract for Newmont Mining and the resulting revenue stability, coupled with our ongoing cost-cutting, and performance efficiencies will result in positive earnings and cash flow despite drilling revenues that are not expected to be as strong as last year,

Financial Condition and Liquidity

At September 30, 2008, we had assets of $20,369,787 consisting of cash in the amount of $737,503; restricted cash of $286,410; accounts receivable, net of allowance for doubtful accounts, in the amount of $3,499,371; materials and supplies inventory valued at $2,045,223; property, mineral rights, and equipment, net of depreciation of $9,224,550; goodwill related to the acquisition of Timberline Drilling in the amount of $2,808,524; and other assets of $1,768,206.

At March 31, 2009, we had assets of $16,211,030 consisting of cash in the amount of $2,138,286; accounts receivable, net of allowance for doubtful accounts, in the amount of $779,644; materials and supplies inventory valued at $1,437,459; property, mineral rights and equipment, net of depreciation of $7,609,726; goodwill related to the acquisition of Timberline Drilling in the amount of $2,808,524; and other assets of $1,437,391.

The deteriorating economic conditions experienced in the second half of 2008 in the U.S. housing market and the credit quality of mortgage backed securities have continued during 2009 to date. This situation has caused a loss of confidence in the broader U.S. and global credit and financial markets and has resulted in the collapse of, and government intervention in, several major banks, financial institutions and insurers. The contraction and unavailability of credit has created a climate of greater volatility, less liquidity, widening of credit spreads, and a lack of price transparency, increased credit losses and tighter credit conditions. These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations if needed. Access to additional capital may not be available on terms acceptable to us or at all if the current economic situation persists.

Economic conditions have had an adverse affect on junior resource and exploration stage companies. Market declines have adversely affected the ability to raise capital on acceptable terms, if at all, and many companies are significantly reducing investments in exploration, including drilling services. We expect to rely upon the cash flow generated by our drilling subsidiaries. However, the recent economic instability makes it difficult for the Company's management to accurately predict revenues from these services through the remainder of the 2009 fiscal year. While the majority of Timberline Drilling's underground drilling rigs remained active during the fiscal year to date, surface drilling by our customers has been negatively impacted by the current economic instability. While we do not expect fiscal 2009 revenues to match 2008 levels, we also believe that revenues will increase above the year to date levels in future quarters and profitability will be attained. Subsequent to the quarter ended March 31, 2009, Timberline Drilling has mobilized two additional underground drilling rigs in Nevada, and has received indications of interest in mobilizing additional drills from both current and potential new customers.

At September 30, 2008 and March 31, 2009 the Company has a working capital deficiency of $13,982 and $1,073,441, respectively. Management expects to address this working capital deficiency through efforts to improve operating cash flows at the Company's drilling subsidiaries, reduction of exploration expenditures, reduced professional and consulting expenses, and, potentially, additional sales of capital assets.

Management expects to improve operating cash flows at the Company's drilling subsidiaries by reducing hourly and salaried payroll expenses, reducing supplies inventory levels, and eliminating non-essential general and administrative costs. The Company plans to curtail exploration expenditures to focus on only our material exploration properties. This curtailment is expected to include a reduction in geological staff salaries expense and reduced use of outside geological consultants. The Company also expects to incur significantly reduced legal, accounting and financial advisor expenses in future periods as compared to the past fiscal year during our proposed acquisition of SMD. Finally, the Company's capital assets include drills, drilling related equipment and vehicles for which a resale market exists. The Company will consider sales of a portion of these capital assets, if necessary, to fund working capital.

Management believes that these remedies will provide it with sufficient working capital to meet the Company's ongoing operating expenses for the next 12 months. Additional financing may be required if the Company seeks to undertake further property acquisitions or expand its exploration or mine services operations.

If cash flow from our drilling subsidiaries is insufficient, our exploration activities and other operations will be reliant upon equity financings, or other outside funding, to continue into the future. The current market conditions could make it difficult or impossible for us to raise necessary funds to meet our capital requirements. We will continue to evaluate all available avenues to generate cash including, but not limited to, equity placements, asset sales, credit facilities or debt issuances.

Auramet Bridge Loan Financing

In June of 2008, the Company and Auramet Trading, LLC (which we refer to as Auramet) signed an indicative term sheet under which Auramet would provide an $8.0 million loan to the Company, at the Company's request, at any time before June 30, 2008. Pursuant to the fee terms of the term sheet, the Company paid a fee equal to 4% of the principal amount of the loan and issued 160,000 common shares of the Company to Auramet after the Company's drawdown of the loan on June 27, 2008. Pursuant to the section of the Term Sheet entitled "Closing Fee to Lender", Auramet was granted a put right (the "Put Right") of $2.00 on the Fee Shares, entitling Auramet to payment of $320,000 (the "Put Value") from Timberline upon notice of exercise of the Put Right to Timberline. Auramet submitted a notice of exercise of its Put Right to Timberline on January 9, 2009. On February 10, 2009, Timberline and Auramet entered into a Stock Purchase and Put Right Release Agreement (the "Agreement"), stating that the Put Right could be converted into shares on common stock of the Company at a deemed conversion price of $0.46 per share. Timberline and Auramet further agreed that the previously issued 160,000 common shares could be credited to the Put Value, leaving the Put Value at $246,400, which will be converted by the Company by issuance of 535,652 shares of common stock of Timberline immediately upon final approval of the NYSE Amex.

In June of 2008, pursuant to the term sheet and subject to the terms laid out in a promissory note between the Company and Auramet, Auramet provided $8.0 million to the Company, $7.5 million of which was used to repurchase 3,525,000 shares of Series A Preferred Stock from Douglas Kettle, the sole holder of the Series A Preferred Shares, pursuant to a repurchase agreement between the Company, Douglas Kettle and Auramet. Of the 4,700,000 Series A Preferred Shares held by Mr. Kettle, the Company repurchased and cancelled 3,525,000 Series A Preferred Shares for $7.5 million. Pursuant to the Series A Preferred Shares Agreement, the remaining 1,175,000 Series A Preferred Shares were converted to 1,175,000 common shares of the Company and purchased from Mr. Kettle by a private investor. Upon closing of the above transactions, no Series A Preferred Shares remain outstanding.

In accordance with Auramet providing the Company with $8.0 million ($7.5 million of which was paid to Mr. Kettle as described above), the Company entered into a promissory note with Auramet. Our recent financing with Ron Guill and SMD, as described below, permitted us to pay-off the $8.0 million loan from Auramet.

On October 31, 2008, the Company entered into two convertible notes (as described below), one with Ron Guill, a director of the Company, and his wife, Stacey Guill, and the other with SMD, a company owned by Mr. Guill. Each of the notes was made for a principal amount of $5 million dollars for an aggregate of $10 million, and both are convertible into the Company's common stock, as described below. The Company used the proceeds of the notes to pay off the $8.0 million loan (plus any applicable interest) previously provided to the Company by Auramet Trading, LLC ("Auramet") and described in the Company's Form 8-K filed on July 3, 2008 (such loan is hereafter referred to as the "Auramet Loan") and for general working capital purposes.

The Convertible Term Note

On October 31, 2008, the Company entered into a series of agreements with SMD in connection with a $5 million loan from SMD. The loan documents included: a convertible note (the "Convertible Term Note"), a credit agreement (the "Credit Agreement"), a collateral assignment and pledge of stock and security agreement (the "Pledge Agreement"), a security agreement (the "Security Agreement") and a right of first refusal over the Company's Butte Highlands property (the "Right of First Refusal").

The Convertible Term Note has a principal amount of $5.0 million and is secured pursuant to the Security Agreement by a pledge of all of the stock of Timberline Drilling, Inc. ("TDI"), a wholly-owned Company subsidiary incorporated in Idaho, pursuant to the Pledge Agreement, the shares of which were previously pledged to Auramet but were released upon payment of the Auramet Loan on October 31, 2008, and a deed of trust to be entered into covering the Company's Butte Highlands property in Silver Bow county, Montana (the "Butte Highlands Property").

Pursuant to the terms of the Credit Agreement, the Convertible Term Note bears interest at 10% annually, compounded monthly, with interest payments due at maturity. The Convertible Term Note is convertible by SMD at any time prior to payment of the note in full, at a conversion price of $1.50 per share. SMD may also convert all or any portion of the outstanding amount under the Convertible Term Note into any equity security other than the Company's common stock issued by the Company at the issuance price. The Convertible Term Note must be repaid on or before October 31, 2010, and may be prepaid in whole or in part at any time without premium or penalty. If the Company defaults on the Convertible Term Note or any of the related agreements, SMD may declare the Convertible Term Note immediately due and payable, and the Company must pay SMD an origination fee in the amount of $50,000.

Under the Right of First Refusal, the Company granted SMD a right of first refusal to purchase the Butte Highlands Property on the same terms as those of any bona fide offer from a third-party upon 60 days' notice from the Company of any such offer. In addition, the Company granted SMD a right to develop the Butte Highlands Property on the same terms as those of any bona fide offer to develop the property from a third-party upon 60 days' notice from the Company of any such offer.

The Short-Term Convertible Note

In addition, on October 31, 2008, the Company entered into a short-term convertible note (the "Short-Term Convertible Note"), a subscription agreement (the "Subscription Agreement"), a collateral assignment and pledge of stock and security agreement (the "STN Pledge Agreement"), and a security agreement (the "STN Security Agreement") with Ron and Stacey Guill in connection with a loan for $5 million dollars. Upon approval for listing of the shares issuable under the Short-Term Convertible Note from the NYSE Amex, the Short-Term Convertible Note will be automatically converted into common stock as described below.

The Short-Term Convertible Note automatically converted into 5,555,556 shares of Company stock (valued at $0.90 per share) upon approval of the issuance of the additional shares for listing by the NYSE Amex on December 19, 2008. Under the Subscription Agreement, Mr. and Mrs. Guill subscribed to purchase 5,555,556 shares of the Company's common stock at a price of $0.90 per share as "accredited investors" as defined under Regulation D of the Securities Act of 1933, as amended. Should the Company decide to issue and sell any equity securities or securities convertible into equity securities, the Subscription Agreement also obligates the Company to offer a pro rata share of such securities to Mr. and Mrs. Guill on the same terms and conditions as the proposed sale and issuance.

NYSE Amex Notification Letter

On February 13, 2009 the Company received a notice from the NYSE Amex indicating that the Company was not in compliance with the continued listing requirements of the exchange. See the disclosure under the section heading "Market for Common Equity and Related Shareholder Matters" below. If we are unable to maintain our listing on the NYSE Amex and are unable to obtain a comparable listing, the liquidity of our common stock could decrease significantly and our ability to raise additional capital through equity or convertible debt could be impaired.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Critical Accounting Policies and Estimates

See Note 2 to the financial statements contained elsewhere in this registration statement for a complete summary of the significant accounting policies used in the presentation of our financial statements. The summary is presented to assist the reader in understanding the financial statements. The accounting policies used conform to accounting principals generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Our critical accounting policies are as follows:

Exploration Expenditures

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned.

Revenue Recognition

The Company recognizes drilling service revenues as the drilling services are provided to the customer based on the actual amount drilled for each contract on a per foot or per hour drilled basis. In some cases, the customer is also responsible for mobilization and stand-by costs. Mobilization is charged to a customer when the Company deploys its personnel and equipment to a specific drilling site. Stand-by is charged to a customer when the Company deploys its personnel and equipment to a specific drilling site, but for reasons beyond the Company's control, drilling activities are not able to take place. Revenue related to reimbursement of mobilization and "stand-by" costs is recognized in the same period as the costs of mobilization or stand-by costs are incurred by the Company. The specific terms of each drilling job are agreed to by the customer and the Company prior to the commencement of drilling. Contract losses are not recognized as the Company's agreements with its customers do not put the Company at a risk of loss.

Intangible Assets

Intangible assets from the acquisition of Kettle Drilling, including employment contracts and customer drilling contracts, are stated at the estimated fair value at the date of acquisition. Amortization of employment contracts was initially calculated on a straight-line basis over a useful life of three years. Amortization of the drilling contracts was calculated on a straight-line basis over the life of the contracts (typically one year or less). The value of employment and customer drilling contracts will be periodically tested for impairment. At September 30, 2008 all intangible assets (excluding goodwill) were fully amortized.

Materials and Supplies Inventory

The Company values its inventories at the lower of average cost or market. Allowances are recorded for materials and supplies inventory considered to be in excess or obsolete. Materials and supplies inventories consist primarily of parts, operating supplies, drill rods and drill bits.

Review of Carrying Value of Property and Equipment for Impairment

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the asset. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Goodwill

Goodwill relates to the acquisition of Kettle Drilling. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," at least annually goodwill is tested for impairment by applying a fair value based test. In assessing the value of goodwill, assets and liabilities are assigned to the reporting units and a discounted cash flow analysis is used to determine fair value. There was no impairment loss revealed by this test as of September 30, 2008.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value, with changes in the fair value reported as charges or credits to income. For option-based derivative financial instruments, we use the Black-Scholes option pricing model to value the derivative instruments.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*, ("SFAS 157"), which will become effective in our 2008 financial statements. SFAS 157 establishes a framework for measuring fair value and expands disclosure about fair value measurements, but does not require any new fair value measurements. The adoption of SFAS 157 on October 1, 2008 did not have a material effect on the Company's consolidated financial statements.

The FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115,* in the first quarter 2007. The statement allows entities to value financial instruments and certain other items at fair value. The statement provides guidance over the election of the fair value option, including the timing of the election and specific items eligible for the fair value accounting. Changes in fair values would be recorded in earnings. The adoption of this statement on October 1, 2008 did not have a material effect on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements"* ("SFAS No. 160"). This statement's objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require ownership interests in the subsidiaries held by parties other than the parent be clearly identified. The Statement is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively as of the beginning of the fiscal year in which the Statement is initially applied, except for the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. Earlier adoption is not permitted. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R "*Business Combinations*" effective for fiscal years beginning after December 15, 2008. SFAS 141R, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities"* ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of FASB Statement 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS No. 133") to require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The Statement is effective for consolidated financial statements issued for fiscal years and periods beginning after November 15, 2008. Early application is encouraged. The Company is currently evaluating the impact of the adoption of SFAS No. 161.

In May 2008, the FASB issued SFAS No. 162, *"The Hierarchy of Generally Accepted Accounting Principles."* SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company is currently evaluating the potential impact of the adoption of SFAS No. 162.

Contractual Obligations

As of September 30, 2008, we had the following non-cancelable contractual obligations:

The Company finances a substantial portion of their core drill purchases through capital leases. The capital lease obligations as of September 30, 2008 and 2007 were $1,130,207 and $1,257,875, respectively. Future minimum lease payments at September 30, 2008 for the related obligations under capital leases were:

Year Ending September 30,	
2009	$ 516,519
2010	417,916
2011	190,180
2012	5,592
Total Minimum Lease Payments	1,130,207
Less Amount Representing Interest	(104,546)
Present Value of Minimum Lease Payments	1,025,661
Less Obligations Due within One Year	(448,127)
Obligations Under Capital Leases, Due after One Year	$ 577,534

Long-term debt at September 30, 2008 and 2007, respectively, consisted of the following:

	September 30, 2008	September 30, 2007
Notes payable to various lenders for vehicles and equipment, in monthly payments totaling $31,066 per month, at rates ranging from 0.9% to 9.5% with a weighted average interest rate of approximately 7%. The notes are collateralized by the vehicles and equipment that they represent.	$588,369	$872,172
Less Current Portion	(250,638)	(300,638)
	$337,731	$571,534

As of September 30, 2008, debt outstanding will mature as follows:

2009	$ 250,638
2010	204,191
2011	106,582
2012	21,013
2013	5,945
Total	$ 588,369

A substantial portion of the Company's core drill purchases are financed through capital leases. Payment for the fiscal year ending September 30, 2008 under these capital leases was $485,084. The following fiscal year payments are due under these leases: $516,519 (2009), $417,916 (2010), $190,180 (2011) and $5,592 (2012).

Timberline Drilling also owns a fleet of vehicles, trucks and fork-lifts for its drilling operations. Other equipment and vehicles were financed with notes collateralized by the equipment or vehicles. Monthly payments under the notes at September 30, 2008 were $413,226. The following fiscal year payments are due under these financing arrangements: $250,638 (2009), $204,191 (2010), $106,582 (2011) and $21,013 (2012).

Timberline and its subsidiaries lease office space and storage facilities. All of these facilities, which we believe are adequate for our needs for the foreseeable future, are leased. Under the current leases, we paid rental payments of $294,553 in the fiscal year ending September 30, 2008. The current leases call for total payments of $304,206 in fiscal year 2009.

Certain information contained in this "Management Discussion and Analysis" constitutes forward looking information and actual results could differ from estimates, expectations or beliefs contained in such statements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

The following table sets forth certain information with respect to our current Directors and executive officers. The term for each Director expires at our next Annual Meeting or until his or her successor is appointed and qualified. The ages of the Directors and officers are shown as of March 31, 2009.

Name	Current Office	Principal Occupation	Director/Officer Since	Age
John Swallow	Executive Chairman	Executive Chairman, Director to Timberline Resources	September 22, 2006	42
Randal Hardy	Chief Executive Officer; Chief Financial Officer; Director	Chief Executive Officer; Chief Financial Officer; Director to Timberline Resources	August 27, 2007	48
Paul Dircksen	Vice President, Exploration; Director	Vice President, Exploration; Director to Timberline Resources	September 22, 2006	63
Craig Crowell	Chief Accounting Officer	Chief Accounting Officer	September 5, 2008	37
Vance Thornsberry*	Director	Consulting geologist	September 22, 2006	63
Eric Klepfer*	Director	Principal of Klepfer Mining Services	September 22, 2006	51
Ron Guill*	Director	Founder, General Manager of Small Mine Development, LLC	November 9, 2007	60
James Moore*	Director	Chief Financial Officer to Mines Management, Inc.	January 1, 2008	63

* Indicates that the director is "independent" in accordance with Rules 121 and 803A of the NYSE Amex Company Guide.

The following is a description of the business background of the Directors and executive officers of Timberline Resources Corporation.

Randal Hardy – Chief Executive Officer, Chief Financial Officer & Director

Mr. Hardy (48) was appointed as our Chief Executive Officer, Chief Financial Officer and to our board of directors in August 2007. Prior to his appointment by us, since September 2006, Mr. Hardy was the President of HuntMountain Resources, a publicly held U.S.-based junior exploration company. Prior to that, from August 2005, he was HuntMountain's Chief Financial Officer. Previously, from 1997 to 2005, he held positions as President and CEO of Sunshine Minting, Inc. a privately held, precious metal custom minting and manufacturing firm. Prior to his tenure at Sunshine Minting, Inc., Mr. Hardy has served as Treasurer of the NYSE-listed Sunshine Mining and Refining Company. Mr. Hardy has a Business Administration degree from Boise State University and has attained certifications as a Certified Management Accountant and a Certified Cash Manager. Mr. Hardy is currently a director of HuntMountain Resources.

John Swallow – Executive Chairman

Mr. Swallow (42) served as Timberline's CEO from January 2006 through August 2007 and is largely responsible for enacting the Company's current business plan. From 1994 to December 2005, Mr. Swallow founded and ran Coeur d'Alene Appraisals, Inc., a real estate appraisal firm. He was formerly the President of Sterling Mining Corporation in 1998 and served on its board of directors until November 2003. He brings wide-ranging experience from within the local mineral exploration industry as well as extensive knowledge of the junior equity markets. Mr. Swallow holds a B.S. in Finance from Arizona State University.

Paul Dircksen – Vice President, Exploration & Director

Mr. Dircksen (63) has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has been a director since January 2005 and our Vice President of Exploration since May 1, 2006. Working in the United States and internationally, he has a strong technical background, serving as a team member on approximately nine gold discoveries, seven of which later became operating mines. From January 2005 to May 2006 he was self employed as a consulting geologist until joining Timberline Resources. Mr. Dircksen was the president of Brett Resources from January 2004 to December 2004, and prior to that, from January 2003 to December 2003, he was President of Bravo Venture Group, a junior exploration company. During 2002 he was self employed as an independent mineral geologist. Between 1987 and 2001, Mr. Dircksen was Senior Vice-President of Exploration for Orvana Minerals Corp. He holds an M.S. in Geology from the University of Nevada. Mr. Dircksen currently serves as a director of Bravo Venture Group and is employed on a full-time basis with Timberline Resources.

Craig Crowell – Chief Accounting Officer

Mr. Crowell (37) was appointed as our Chief Accounting Officer in September 2008. Prior to his appointment, since February 2008, Mr. Crowell was corporate controller of the Company. Prior to that, from January 2003, he was a supervising accountant at Potlatch Corporation. Previously, from 1998 to 2003, he served in several accounting roles with Nexen, Inc. a NYSE-listed international energy company. Prior to his tenure at Nexen, Inc., Mr. Crowell was employed by Price Waterhouse. Mr. Crowell has a Commerce degree from the University of Alberta and is a Certified Public Accountant (Illinois) and a Canadian Chartered Accountant (Alberta).

Eric Klepfer – Director

Mr. Klepfer (51) has over 23 years of experience in the mining industry, serving in environmental, engineering and management positions at Placer Dome, Newmont Mining, Coeur d'Alene Mines, and Mines Management. He has been a director since January 2004. Since November 2003, he has been the President of Klepfer Mining Services. In addition, from August 2004 to August 2007 he was the Vice President of Operations at Mines Management, Inc. From 1995 to November 2003, Mr. Klepfer was simultaneously the Director of Environmental Affairs for Coeur d'Alene Mines Corporation and the Vice President of Operations and Technical Services of its subsidiary Earthworks Technology, Inc. He holds B.S. degrees in Mining Engineering and Engineering Administration from Michigan Technological University.

Ron Guill – Director

Mr. Guill (60) is the founder, owner, and general manager of Small Mine Development ("*SMD*"), one of the largest underground mine contractors in the United States. He was appointed to the Board in November 2007. Mr. Guill founded and has been fully employed by SMD since 1982. SMD now has more than 300 full-time employees working at five mine sites, serving world-class clients such as Newmont Mining. He has served as a trustee for the Northwest Mining Association which recognized him, and SMD, with their 2006 Platinum Award for Corporate Excellence. He holds a degree in Mining Engineering from the Mackay School of Mines at the University of Nevada.

Vance Thornsberry – Director

Mr. Thornsberry (63) has been a director since January 2004 and is a Registered Professional Geologist with over 35 years of experience in the mining and exploration industry. Since December 2007, Mr. Thornsberry has worked as a consulting geologist, but has not been a consultant for Timberline at any time in the past three years. From January 2005 until December 2007, Mr. Thornsberry served as a consulting geologist and Vice-President of Exploration for TSX-listed Northland Resources. He also served as Vice President of Exploration for Timberline from January 2004 to May 2006. From 1997 through December 2004, Mr. Thornsberry consulted for a variety of exploration companies, including Golden Queen Mining Company, Beartooth Mining Company, Thunder Mountain LLC and Romarco Minerals. He held senior positions with Inspiration Development Company in the 1970s and 1980s, and has since worked as a consulting geologist for over fifteen mining companies worldwide. He holds a B.S. in Geology from the University of Missouri.

James Moore – Director

Mr. Moore (63) has been a director since January 2008, and since March 2004 has been Chief Financial Officer of Mines Management, Inc. Mr. Moore has over 30 years of senior level experience in financial management with the mining sector. Prior to joining Mines Management, from November 2002 to March 2004, Mr. Moore was an independent mining consultant for Idaho General Mining Inc. From September 1997 through August 2003 he was the Vice President of Business Development for RAHCO International, Inc., a heavy mining equipment designer and manufacturer in Spokane, Washington. Prior to that time Mr. Moore was employed by Barrick Gold Corporation in Santiago, Chile as Vice

President and Chief Financial Officer for its Latin American division. Other experience includes service as Division Controller Mobil Oil, Energy Minerals Division, and Operations Controller for United Nuclear Corporation. Mr. Moore attended Stanford University and graduated from University of Utah with a B.S. in accounting.

Family Relationships

None of our Directors are related by blood, marriage, or adoption to any other Director, executive officer, or other key employees. To our knowledge, there is no arrangement or understanding between any of our officers and any other person, including Directors, pursuant to which the officer was selected to serve as an officer.

Involvement In Certain Legal Proceedings

To the knowledge of the Company, none of its officers or directors has been personally involved in any bankruptcy or insolvency proceedings within the last five years. Similarly, to the knowledge of the Company, none of the directors or officers, within the last five years, have been convicted in any criminal proceedings (excluding traffic violations and other minor offenses) or are the subject of a criminal proceeding which is presently pending, nor have such persons been the subject of any order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining them from acting as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or insurance company, or from engaging in or continuing in any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security, nor were any of such persons the subject of a federal or state authority barring or suspending, for more than 60 days, the right of such person to be engaged in any such activity, which order has not been reversed or suspended.


EXECUTIVE COMPENSATION


The following summary compensation tables set forth information concerning the annual and long-term compensation for services in all capacities to the Company for the year ended September 30, 2008 of those persons who were, at September 30, 2008 (i) the chief executive officer (Randal Hardy) and (ii) the other most highly compensated executive officers of the Company, whose annual base salary and bonus compensation was in excess of $100,000 (John Swallow – Executive Chairman, Paul Dircksen—Vice President of Timberline, Craig Crowell---Chief Accounting Officer):


SUMMARY COMPENSATION TABLE


Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards Vested ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Randal Hardy, Chief Executive Officer and Chief Financial Officer	2008	162,000	50,000[9]	0	347,379[1]	0	0	3,835[6]	563,214
	2007	13,500	37,000[7]	0	0	0	0	0	50,500
John Swallow, Executive Chairman, Former CEO	2008	162,000	50,000[9]	0	483,073[2]	0	0	3,835[6]	698,908
	2007	144,750	0	0	0	0	0	0	144,750
Paul Dircksen, Vice President	2008	162,000	0	0	193,794[3]	0	0	2,775[6]	355,794
	2007	162,000	0	0	130,000[8]	0	0	0	292,000
Craig Crowell, Chief Accounting Officer	2008	58,173	0	0	11,000[4]	0	0	5,986[5]	75,159
	2007	0	0	0	0	0	0	0	0

(1) 216,667 stock options vested, with exercise prices ranging from $2.48 to $3.70 per share. The valuation of the option award is calculated using the Black-Scholes method in accordance with FAS 123(R). Vesting dates for the option awards range from October 2007 through August 2008. None of the vested options, valued for accounting purposes at $347,379, were exercised or sold and no benefit or gain was recognized by Mr. Hardy thereon.

(2) 333,334 stock options vested, with exercise prices ranging from $2.48 to $3.40 per share. The valuation of the option award is calculated using the Black-Scholes method in accordance with FAS 123(R). Vesting dates for the option awards range from October 2007 through August 2008. None of the vested options, valued for accounting purposes at $483,073, were exercised or sold and no benefit or gain was recognized by Mr. Swallow thereon.

(3) 250,001 stock options vested, with exercise prices ranging from $0.75 to $3.40 per share. The valuation of the option award is calculated using the Black-Scholes method in accordance with FAS 123(R). Vesting dates for the option awards range from October 2007 through September 2008. None of the vested options, valued for accounting purposes at $193,794, were exercised or sold and no benefit or gain was recognized by Mr. Dircksen thereon.

(4) 10,000 stock options vested in August 2008, with an exercise price of $3.20 per share. The valuation of the option award is calculated using the Black-Scholes method in accordance with FAS 123(R). None of the vested options, valued for accounting purposes at $11,000, were exercised or sold and no benefit or gain was recognized by Mr. Crowell thereon.

(5) Reimbursement of moving expenses incurred.

(6) Employee portion of health insurance benefits paid by the Company on the employee's behalf.

(7) A signing bonus of 10,000 shares of common stock awarded on August 27, 2007 with a fair value of $3.70 per share. The fair value of stock awarded was determined using the closing market value of the Company's common shares on the award date.

(8) 250,001 stock options vested. The valuation of the option award is calculated using the Black-Scholes method in accordance with FAS 123(R). Vesting dates for the option awards range from March 2007 through September 2007.

(9) Bonus received in November 2007 for prior performance.

Executive Compensation Agreements and Summary of Executive Compensation

Report on Executive Compensation

During the year ended September 30, 2008, the Company's Board and the Company's Compensation Committee, once appointed, was responsible for establishing a compensation policy and administering the compensation programs of our executive officers.

The amount of compensation paid by the Company to each of our officers and the terms of those persons' employment is determined by the Compensation Committee. The Compensation Committee evaluates past performance and considers future incentive and retention in considering the appropriate compensation for the Company's officers. The Company believes that the compensation paid to the Company's directors and officers is fair to the Company.

Our Compensation Committee believes that the use of direct stock awards is at times appropriate for employees, and in the future intends to use direct stock awards to reward outstanding service or to attract and retain individuals with exceptional talent and credentials. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of our stockholders. In this regard, on October 24, 2007, our Compensation Committee and the Board of Directors authorized the issuance of 1,230,000 stock option awards. Pursuant to his employment agreement, Mr. John Swallow was awarded 500,000 options. In addition, the following stock option issuances were made in the normal course of business: 100,000 options to Mr. John Swallow; 300,000 options to Mr. Randal Hardy; 100,000 to Mr. Dircksen; and 50,000 options each to our directors Eric Klepfer, Ron Guill and Vance Thornsberry. An additional 80,000 options were granted to non-executive employees at this time. All options issued are exercisable at $3.40 until October 24, 2012, and are subject to different vesting schedules, with all options vesting by two years from the date they were granted.

On August 22, 2008, our Compensation Committee and the Board of Directors authorized the issuance of 700,000 stock option awards. The following stock option issuances were made in the normal course of business: 100,000 options each to Mr. John Swallow, Mr. Randal Hardy and Mr. Paul Dircksen; and 100,000 options each to our directors Eric Klepfer, Ron Guill, Jim Moore, and Vance Thornsberry. All options issued are exercisable at $2.48 until August 22, 2013, with all options vesting by two years from the date they were granted.

Executive Compensation Agreements-

Swallow Employment Agreement

As of May 1, 2006, John Swallow, entered into a three year employment agreement. Pursuant to the terms of this agreement, he agreed to function as and perform the customary duties of Chief Executive Officer and Chairman of the Company's Board of Directors. His original compensation under the employment agreement was $90,000, but was later increased to $162,000 in 2007 to match the salaries of Paul Dircksen, Doug Kettle and David Deeds. In addition to this annual salary, his compensation includes fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year. The agreement permits the issuance of a signing bonus of our common stock, automobile benefits (encompassing a Company truck), performance benefits and incentives. The agreement permits the issuance of stock options per the terms of the 2005 Stock Incentive Plan with an exercise price of $0.75 per share, but such options were not issued in conjunction with the signing of this agreement. In October 2007, Mr. Swallow was granted 500,000 stock options with an exercise price of $3.40, a term of five years, with one half vesting immediately and the remainder vesting in one year. In the event of a change of control, if Mr. Swallow's employment is terminated by the Company without Manifest Cause or by Mr. Swallow for Good Reason, he will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay. Good Reason is defined in the Swallow employment agreement to mean a reduction in his compensation, title or level of responsibility, a forced relocation or other change to the terms of his employment, or a change of control of the Company. Manifest cause is defined as a felony conviction, a gross and willful failure to perform his duties, or dishonest conduct which is intentional and materially injurious to the Company. Under the agreement, Mr. Swallow is permitted to engage in other business activities. Mr. Hardy succeeded Mr. Swallow as Chief Executive Officer on August 27, 2007.

Hardy Employment Agreement

In connection with his appointment, Mr. Hardy entered into an employment agreement with us, effective August 27, 2007. A brief description of the material terms of this agreement are as follows: the term is three years, with a provision for mutually agreed upon annual renewals thereafter. It can be terminated by us for cause (without notice), without cause (with three months' notice) or upon a takeover, acquisition or change in control. Mr. Hardy is to act as both Chief Executive and Financial Officer until such time as a new Chief Financial Officer is appointed. Thereafter, he will remain as Chief Executive Officer during the term of his employment. His compensation includes: an annual salary of $162,000, payment or reimbursement of up to $12,000 per year of premiums for health insurance coverage for him and his family, and reimbursement of Mr. Hardy's personal automobile related expenses. In addition to salary and fringe benefits, Mr. Hardy shall be entitled to receive performance bonuses and other incentive compensation as authorized by the Board of Directors. Per the agreement, Mr. Hardy was granted 10,000 shares of our restricted common stock as a "signing bonus", and incentive stock options to purchase 200,000 shares of our restricted common stock (at the closing stock price on the effective date of the agreement, August 27, 2007) pursuant to our Amended 2005 Stock Incentive Plan. In the event of a change of control, if Mr. Hardy's employment is terminated by the Company without Manifest Cause or by Mr. Hardy for Good Reason, he will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay. Good Reason is defined in the Hardy employment agreement to mean a reduction in his compensation, title or level of responsibility, a forced relocation or other change to the terms of his employment, or a change of control of the Company. Manifest cause is defined as a felony conviction, a gross and willful failure to perform his duties, or dishonest conduct which is intentional and materially injurious to the Company.

Dircksen Employment Agreement

Mr. Dircksen entered into a three year employment with us, effective May 1, 2006, to become our Vice President of Exploration. Pursuant to the terms of this agreement, he will function as and perform the customary duties of Vice President of Exploration and a member of the Company's Board. His compensation includes an annual salary of $162,000, fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year, automobile benefits (encompassing a Company truck) and performance benefits and incentives. Regarding the performance benefits and incentives, the agreement called for the issuance of 50,000 shares of our common stock as a signing bonus, and the issuance of 500,000 incentive stock options with an exercise price of $.75 per share. These signing bonus shares and the incentive stock options were issued pursuant to this agreement. In the event of a change of control, if Mr. Dircksen's employment is terminated by the Company without Manifest Cause or by Mr. Dircksen for Good Reason, he will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay. Mr. Dircksen is permitted to engage in other business activities. Good Reason is defined in the Dircksen employment agreement to mean a reduction in his compensation, title or level of responsibility, a forced relocation or other change to the terms of his employment, or a change of control of the Company. Manifest cause is defined as a felony conviction, a gross and willful failure to perform his duties, or dishonest conduct which is intentional and materially injurious to the Company.

The Company issued the 50,000 shares due as a signing bonus on June 21, 2006 and the 500,000 incentive stock options on March 15, 2006.

Prior to May 1, 2006, Mr. Dircksen had a consulting arrangement with us to provide services related to geologic evaluation and marketing of the Company's mineral properties. Under this arrangement, he received payment of $400 per day or $50 per hour.

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth the stock options granted to our named executive officers as of September 30, 2008. No stock appreciation rights were awarded.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Securities Unearned Shares, Units or Other Rights That have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($)
John Swallow[1]	283,334	316,666	0	$3.40	10/24/2012				
	50,000	50,000	0	$2.48	8/22/2013	0	$0.00	0	$0.00
Randal Hardy[2]	66,667	133,333	0	$3.70	8/27/2012				
	100,000	200,000	0	$3.40	10/24/2012				
	50,000	50,000	0	$2.48	8/22/2013	0	$0.00	0	$0.00
Paul Dircksen[3]	250,001	83,332	0	$0.75	3/14/2011				
	33,333	66,667	0	$3.40	10/24/2012				
	50,000	50,000	0	$2.48	8/22/2013	0	$0.00	0	$0.00
Craig Crowell[4]	10,000	20,000	0	$3.20	2/25/2013				
	0	50,000	0	$2.05	9/3/2013	0	$0.00	0	$0.00

(1) 283,333 of John Swallow's unexercisable $3.40 options vest on 10/24/2008, with the remainder vesting on 10/24/2009. The remaining 50,000 unexercisable $2.48 options vest in equal increments annually, with vesting dates ranging from August 2009 through August 2010.

(2) Randal Hardy's unexercisable $3.70 and $3.40 options vest at a rate of 33% annually, with vesting dates ranging from August 2009 through August 2010. The remaining 50,000 unexercisable $2.48 options vest in equal increments annually, with vesting dates ranging from August 2009 through August 2010.

(3) Paul Dircksen's unexercisable $0.75 options vest in equal increments on a quarterly basis, with vesting dates ranging from December 2008 through March 2009. The remaining unexercisable $3.40 options vest at a rate of 33% annually, with vesting dates ranging from August 2009 through August 2010. The remaining 50,000 unexercisable $2.48 options vest in equal increments annually, with vesting dates ranging from August 2009 through August 2010.

(4) Craig Crowell's unexercisable $3.20 options vest at a rate of 50% annually, with vesting dates ranging from February 2009 through February 2010. The remaining 50,000 unexercisable $2.48 options have vesting dates ranging from September 2009 through September 2010.

Retirement, Resignation or Termination Plans

We sponsor no plan, whether written or verbal, that would provide compensation or benefits of any type to an executive upon retirement, or any plan that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company. Specific executive employment agreements described above do, however, provide that in the event of a change of control, if the executive's employment is terminated by the Company without Manifest Cause or by the executive for Good Reason, as such terms are defined in their respective employment agreements, the executive will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay.

Timberline Drilling, our wholly owned subsidiary, does maintain a Supplemental Executive Retirement Plan (SERP), which is funded by insurance and covers several of its executive officers, including Paul Dircksen, Douglas Kettle and David Deeds. As of May 15, 2008, Mr. Kettle and Mr. Deeds resigned and their SERPs were discontinued.

The Supplemental Income Agreement ("Agreement" for purposes of this paragraph) between Timberline Drilling, Inc. and Paul Dircksen provides for the payment of deferred compensation to Mr. Dircksen upon his death, Disability, Retirement or Early Retirement, or upon a Change in Control as defined in Regulations issued by the Internal Revenue Service under IRC Section 409A. If Mr. Dircksen remains actively and continuously employed on a full time basis until his Retirement (defined as his voluntary termination of employment on or after attaining age 65) or his death, Mr. Dircksen will be paid $100,000 pursuant to the Agreement. If Mr. Dircksen remains actively and continuously employed on a full time basis until his Early Retirement (defined as his voluntary termination of employment after attaining age 60 and before attaining age 65) or his Disability (as defined in the Agreement) he will be paid each year for ten years an amount equal to 5% of the cash surrender value of the life insurance policy funding the Agreement (the "Policy'). Upon a Change in Control, the Policy will be distributed to Mr. Dircksen and the Agreement will be terminated, with no further obligations on the part of the Company.

Director Compensation

The following table sets forth the stock options granted to our directors during the fiscal year ended September 30, 2008. Compensation to directors that are also executive officers is detailed above and is not included on this table.

Name	Fees Earned or Paid in Cash ($)($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Vance Thornsberry	0	0	82,063[1]	0	0	0	82,063
Ron Guill	0	0	82,063[1]	0	0	0	82,063
Jim Moore	0	0	57,000[2]	0	0	0	57,000
Eric Klepfer	0	0	82,063[1]	0	0	0	82,063

(1)   A vested option to purchase 16,667 shares was granted to this director on October. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 50,000 shares was granted to this director on August 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. None of the vested options, valued for accounting purposes at $82,063, were exercised or sold and no benefit or gain was recognized by Mr. Thornsberry, Mr. Guill or Mr. Klepfer thereon.

(2)   A vested option to purchase 50,000 shares was granted to this director on August 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. None of the vested options, valued for accounting purposes at $57,000, were exercised or sold and no benefit or gain was recognized by Mr. Moore thereon.

Compensation of Directors

Directors receive no monetary compensation for their work for the Company. Directors are granted non-qualified stock options as compensation.

Compensation Committee Interlocks and Insider Participation

During the year ended September 30, 2008:

- none of the members of the Company's Compensation Committee entered into (or agreed to enter into) any transaction or series of transactions with us or any of our subsidiaries in which the amount involved exceeded $120,000 in which he had or will have a direct or indirect material interest;

- none of our executive officers was a director or Compensation Committee member of another entity an executive officer of which served on our Compensation Committee; and

- none of our executive officers served on the Compensation Committee (or another board committee with similar functions) of another entity an executive officer of which served as a director on our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following tables set forth information as of May 21, 2009, regarding the ownership of our common stock by:

- each named executive officer, each director and all of our directors and executive officers as a group; and
- each person who is known by us to own more than 5% of our shares of common stock

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 34.920,111 shares of common stock outstanding as of May 21, 2009.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares subject to options that are exercisable within 60 days following May 21, 2009 are deemed to be outstanding and beneficially owned by the optionee for the purpose of computing share and percentage ownership of that optionee but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

Directors and Executive Officers

Name and Address of Beneficial Owner	Number of Shares of Common Stock/ Common Shares Underlying Options or Warrants Beneficially Owned	Percentage of Common Shares**
Randal Hardy(b)(1) Chief Executive Officer; Chief Financial Officer; Director	75,000 / 145,000	*
John Swallow(b)(2) Executive Chairman	3,241,349 / 145,000	9.66%
Paul Dircksen(b)(3) Vice President, Exploration; Director	505,691 /478,333	2.78%
Craig Crowell (4) Chief Accounting Officer	10,000/33,334	*
Vance Thornsberry(a)(5) Director	100,000 / 183,334	*
Eric Klepfer(a)(6) Director	59,009 / 150,002	*
Ron Guill (a)(7) Director	5,556,556 / 3,725,165	24.02%
James Moore (a)(8) Director	1,000/100,000	*
Total Directors and Executive Officers as a group (8 persons)	9,548,605 /4,960,168	36.38%

5% Stockholders

Praetorian Capital Management LLC (9) 119 Washington Ave., Ste 600 Miami Beach, FL 33139	3,553,716 /72,440	10.36%

* less than 1%.

** The percentages listed for each shareholder are based on 34.920,111 shares outstanding as of May 21, 2009 and assume the exercise by that shareholder only of his entire option or warrant, exercisable within 60 days of May 21, 2009.

(a) Director only

(b) Officer and Director

(1) This shareholder purchased 5,000 units in the Company's private placement on October 11, 2007 consisting of 5,000 shares of common stock and 2,500 warrants. Each warrant grants the holder the right to purchase an additional share at $3.50 per share until October 11, 2009. A vested option to purchase 145,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(2) 2,733,849 of the shares are held in the name of Cougar Valley LLC, an entity controlled by Mr. Swallow, our Executive Chairman of the Board of Directors, 387,500 are held in the name of J. Swallow Roth IRA and 20,000 shares are held in the Roth IRA of Mr. Swallow's spouse. 62,500 warrants granting the right, but not the obligation, to purchase 62,500 shares were issued to J. Swallow Roth IRA on March 13, 2006 with an exercise price of $1.00 per share. The warrants were exercised on January 30, 2008. A vested option to purchase 145,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(3) A vested option to purchase 500,000 shares at $.75 per share was granted to this shareholder on May 1, 2006 which expire on May 1, 2011. A vested option to purchase 145,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(4) A vested option to purchase 33,334 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(5) An option to purchase 50,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share and an expiration date of February 7, 2010. A vested option to purchase 33,334 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 50,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 50,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(6)   A vested option to purchase 16,668 shares was granted to this shareholder on August 15, 2006 with an exercise price of $0.75 per share and an expiration date of August 14, 2011. A vested option to purchase 33,334 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 50,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 50,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(7)   5,555,556 of the shares are beneficially owned by Mr. Guill and his wife, Stacey Guill. A vested option to purchase 33,334 shares of common stock was granted to this shareholder on October 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 50,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 50,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013. Small Mine Development (SMD), a company wholly owned by Mr. Guill, holds a $5 million term note and accrued interest payable of $387,746 convertible at any time at $1.50 per share into 3,562,146 shares of the Company.

(8)   A vested option to purchase 50,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 50,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(9)   This shareholder purchased 3,350,000 units in the Company's private placement on November 21, 2006 consisting of 3,350,000 shares of common stock and 1,675,000 warrants. Each warrant grants the holder the right to purchase an additional share of stock at $1.00 per share. 1,150,000 warrants have been exercised and the 525,000 remaining warrants expired on December 31, 2008. This shareholder also purchased 300,000 units in the Company's private placement on September 30, 2007 consisting of 300,000 shares of common stock and 150,000 warrants. Each warrant grants the holder the right to purchase an additional share of stock at $3.50 per share. All of these warrants remain outstanding. This shareholder also purchased 682,833 shares on the open market. On December 31, 2008 the shareholder distributed 1,880,726 shares of common stock and 70,272 of the warrants described above via in-kind distributions to shareholders of the funds managed by the shareholder. On February 28, 2009 the shareholder distributed 211,891 shares of common stock and 7,288 of the warrants described above via in-kind distributions to shareholders of the funds managed by the shareholder.

It is believed by us that all persons named have full voting and investment power with respect to the shares indicated, unless otherwise noted in the table. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

We have no knowledge of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in our control.

We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

Change in Control

We are not aware of any arrangement that might result in a change in control in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reportable transactions with related parties, including named security holders, during the two years ended September 30, 2008 and 2007 are as follows.

Except as indicated herein, no officer, Director, promoter, or affiliate of Timberline has or proposes to have any direct or indirect material interest in any asset acquired or proposed to be acquired by Timberline through security holdings, contracts, options, or otherwise. In cases where we have entered into such related party transactions, we believe that we have negotiated consideration or compensation that would have been reasonable if the party or parties were not affiliated or related.

Loan Agreement with John Swallow

On March 1, 2006, the Company entered into a loan agreement with John Swallow wherein it borrowed from Mr. Swallow $400,000, repayable at 9% interest on an interest only basis. Monthly payments were $3,000, beginning on April 1, 2006. The term of the loan was from March 1, 2006 to March 1, 2007. These funds were borrowed to partially finance the May 6, 2006 acquisition of Kettle as our wholly-owned subsidiary. This loan was subsequently repaid in full during fiscal year 2007.

This loan was approved by the disinterested members of our Board. In each case, management believes that the terms and conditions of the loans from Mr. Swallow or entities that he controls are under similar terms and conditions that would be available to the Company from an unrelated third party, if such loans were actually available from an unrelated third party.

Kettle Acquisition

On March 6, 2006, Timberline Resources Corporation completed the acquisition of all of the outstanding capital stock of Kettle Drilling ("Kettle"), a privately held, Idaho corporation owned by Douglas Kettle (75%) and David Deeds (25%) (the "Sellers") for a purchase price of $2,800,000 (comprised of a cash payment of $2,400,000 and two promissory notes in the total principal amount of $400,000 issued to the Sellers, hereinafter referred to as the as the "Seller's Notes") and 5,000,000 shares of convertible preferred stock (with certain registration and redemption rights) (the "Acquisition"). In March 2007, Mr. Kettle and Mr. and Mrs. Deeds sold a total of 300,000 of the Series A Preferred Shares, which were converted to Common Shares by the purchaser, leaving a total of 4,700,000 Series A Preferred Shares outstanding. Pursuant to an agreement between Mr. Kettle and Mr. and Mrs. Deeds, Mr. Kettle later became the sole owner of all of the outstanding Series A Preferred Shares. These remaining outstanding Series A Preferred Shares were then repurchased from Mr. Kettle by the Company and a private investor on June 27, 2008. The Company repurchased and cancelled 3,525,000 Series A Preferred Shares. The remaining 1,175,000 Series A Preferred Shares that were outstanding were converted into Common Shares and transferred to a private investor. The result of this transaction is that there is now only one class of stock, the Common Shares, and no holder has any rights associated with the Series A Preferred Shares, as all Series A Preferred Shares have been cancelled.

Kettle Voting Trust Agreement

As of March 3, 2006, the Company, the Sellers (individually and collectively) and certain of the Company's shareholders (individually and collectively) entered into a voting trust agreement upon the completion of the acquisition of Kettle. The Kettle voting trust agreement was approved by the disinterested members of our Board. The voting trust agreement is no longer in effect as the Series A Preferred Shares have been cancelled after repurchase by the Company and a private investor on June 27, 2008.

Kettle Agreement and Preferred Stock Repurchase

On March 10, 2008, we entered into the Kettle Agreement with Douglas Kettle and David and Margaret Deeds providing for (i) severance arrangements relating to the resignation of Messrs. Kettle and Deeds, the President and CEO, respectively, of our subsidiary Kettle; and (ii) the repurchase by the Company of all of the Preferred Stock of Mr. Kettle and Mr. and Mrs. Deeds.   The Kettle Agreement and the repurchase of the Series A Preferred Stock were approved by the disinterested members of our Board.

The primary business purpose for entering into the Kettle Agreement was to eliminate, through the repurchase of the Series A Preferred Shares, the potentially burdensome redemption provisions of the Series A Preferred Shares. Upon certain occurrences, including a failure to list on AMEX or another national securities exchange on a timely basis, a subsequent delisting from such exchange, or a failure to maintain adequate trading volume, the holder would have the right to require the Company to redeem the Series A Preferred Shares. If the Company was unable to do so, the terms of the Series A Preferred Shares provided that such failure to repurchase would be deemed an offer to sell Kettle Drilling back to the holders of the Series A Preferred Shares. The consent provisions relating to the Series A Preferred Shares and the uncertainty relating to the redemption provisions caused the Company to conclude that it was in the best interests of the Company and its shareholders to repurchase the Series A Preferred Shares.

At the time we acquired Kettle, there was a $2,000,000 portion of the purchase price that was paid by delivery of 5,000,000 shares of Series A Preferred Stock, of which 300,000 were subsequently converted and resold. The fair value of the stock was determined to be $0.40 per share because that was the approximate market price at the time the acquisition price was negotiated and the buyer and the seller agreed it was the fair value of the stock at the time of the acquisition. During the arm's length negotiations regarding the terms of the repurchase of the Series A Preferred Stock, Messrs. Kettle and Deeds offered to sell all of their Series A Preferred Shares for a total price of $10.0 million.

In connection with their resignations, we paid each of Mr. Kettle and Mr. Deeds a cash severance amount of $600,000 at the time of their resignation, and agreed to pay additional cash severance of $300,000 paid out over installments during 2008, as well as the balance of their 2007 bonuses ($135,822 each). We also transferred certain personal property to Mr. Kettle and Mr. Deeds. On March 10, 2008, Mr. Kettle entered into an agreement with Mr. and Mrs. Deeds whereby Mr. Kettle purchased all of the Series A Preferred Shares held by Mr. and Mrs. Deeds, contingent upon receiving payment from Timberline. The effect of this agreement is that Timberline and a private investor purchased all of the Series A Preferred Shares solely from Mr. Kettle for the aggregate price of $10.0 million.

On June 27, 2008 the Company repurchased and cancelled 3,525,000 Series A Preferred Shares for $7.5 million, which funds came from a short-term $8.0 million loan entered into by the Company on June 27, 2008. The remaining 1,175,000 Series A Preferred Shares that were outstanding were converted into Common Shares and transferred to a private investor, who waived any redemption rights that might attach to the converted common stock, for $2.5 million. The result of this transaction is that there is now only one class of stock, the Common Shares, as all Series A Preferred Shares have been cancelled or converted into common stock.

Ron Guill and SMD Financing

On October 31, 2008, the Company entered into two convertible notes (as described below), one with Ron Guill, a director of the Company, and his wife, Stacey Guill, and the other with SMD, a company owned by Mr. Guill. Each of the notes was made for a principal amount of $5 million dollars for an aggregate of $10 million, and both are convertible into the Company's common stock, as described below. The Company used the proceeds of the notes to pay off the $8.0 million loan (plus any applicable interest) previously provided to the Company by Auramet Trading, LLC ("Auramet") and described in the Company's Form 8-K filed on July 3, 2008 (such loan is hereafter referred to as the "Auramet Loan") and for general working capital purposes.

The Convertible Term Note

On October 31, 2008, the Company entered into a series of agreements with SMD in connection with a $5 million loan from SMD. The loan documents included: a convertible note (the "Convertible Term Note"), a credit agreement (the "Credit Agreement"), a collateral assignment and pledge of stock and security agreement (the "Pledge Agreement"), a security agreement (the "Security Agreement") and a right of first refusal over the Company's Butte Highlands property (the "Right of First Refusal").

The Convertible Term Note has a principal amount of $5.0 million and is secured pursuant to the Security Agreement by a pledge of all of the stock of Timberline Drilling, Inc. ("TDI"), a wholly-owned Company subsidiary incorporated in Idaho, pursuant to the Pledge Agreement, the shares of which were previously pledged to Auramet but were released upon payment of the Auramet Loan on October 31, 2008, and a deed of trust to be entered into covering the Company's Butte Highlands property in Silver Bow county, Montana (the "Butte Highlands Property").

Pursuant to the terms of the Credit Agreement, the Convertible Term Note bears interest at 10% annually, compounded monthly, with interest payments due at maturity. The Convertible Term Note is convertible by SMD at any time prior to payment of the note in full, at a conversion price of $1.50 per share. SMD may also convert all or any portion of the outstanding amount under the Convertible Term Note into any equity security other than the Company's common stock issued by the Company at the issuance price. The Convertible Term Note must be repaid on or before October 31, 2010, and may be prepaid in whole or in part at any time without premium or penalty. If the Company defaults on the Convertible Term Note or any of the related agreements, SMD may declare the Convertible Term Note immediately due and payable, and the Company must pay SMD an origination fee in the amount of $50,000.

Under the Right of First Refusal, the Company granted SMD a right of first refusal to purchase the Butte Highlands Property on the same terms as those of any bona fide offer from a third-party upon 60 days' notice from the Company of any such offer. In addition, the Company granted SMD a right to develop the Butte Highlands Property on the same terms as those of any bona fide offer to develop the property from a third-party upon 60 days' notice from the Company of any such offer.

The Short-Term Convertible Note

In addition, on October 31, 2008, the Company entered into a short-term convertible note (the "Short-Term Convertible Note"), a subscription agreement (the "Subscription Agreement"), a collateral assignment and pledge of stock and security agreement (the "STN Pledge Agreement"), and a security agreement (the "STN Security Agreement") with Ron and Stacey Guill in connection with a loan for $5 million dollars. Upon approval for listing of the shares issuable under the Short-Term Convertible Note from the NYSE Amex, the Short-Term Convertible Note was automatically converted into common stock as described below.

The Short-Term Convertible Note automatically converted into 5,555,556 shares of Company stock (valued at $0.90 per share) upon approval of the issuance of the additional shares for listing by the NYSE Amex on December 19, 2008. Under the Subscription Agreement, Mr. and Mrs. Guill subscribed to purchase 5,555,556 shares of the Company's common stock at a price of $0.90 per share as "accredited investors" as defined under Regulation D of the Securities Act of 1933, as amended. Should the Company decide to issue and sell any equity securities or securities convertible into equity securities, the Subscription Agreement also obligates the Company to offer a pro rata share of such securities to Mr. and Mrs. Guill on the same terms and conditions as the proposed sale and issuance.

Change in Control

We are not aware of any arrangement that might result in a change in control in the future.

CORPORATE GOVERNANCE

Board of Directors Structure

The Company's current bylaws require the Board to have three or more persons, and may be increased or decreased from time to time, exclusively by resolution approved by the affirmative vote of a majority of the Board. The current Board is composed of seven Directors.

Director Independence

We have seven directors as of May 21, 2009, including four independent directors, as follows:

- Eric Klepfer

- Vance Thornsberry

- James Moore

- Ron Guill

An "independent" director is a director whom the Board of Directors has determined satisfies the requirements for independence under Rule 803A of the NYSE Amex Company Guide.

THE SEC'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for our shares of common stock will be Corporate Stock Transfer, located at 3200 Cherry Creek Dr. South, Denver, Colorado 80209.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for Timberline by Dorsey & Whitney LLP.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

GLOSSARY OF CERTAIN MINING TERMS

ADIT: An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

ALTERATION: Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.

ASSAY: A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

BASE METAL: Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).

BRECCIA: A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

BULK MINING: Any large-scale, mechanized method of mining involving many thousands of tons of ore being brought to surface per day.

BUREAU OF LAND MANAGEMENT: Also known as BLM. It is an agency within the United States Department of the Interior which administers America's public lands.

COMMERICALLY MINEABLE ORE BODY: A mineral deposit that contains ore reserves that may be mined economically.

CORE: The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

DECLINE: An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in an upward or downward spiral, much the same as a spiral staircase.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.

DIAMOND DRILL: A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

DILUTION: Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

DIP: The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike. A vein is a mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock. A strike is the direction or bearing from true north of a vein or rock formation measured on a horizontal surface.

DISSEMINATED ORE: Ore carrying small particles of valuable minerals spread more or less uniformly through the host rock.

DRIFT: A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation.

EPITHERMAL DEPOSIT: A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals, or, more rarely, base metals.

EXPLORATION: Work involved in searching for ore, usually by drilling or driving a drift.

FOOTWALL: The rock on the underside of a vein or ore structure.

FRACTURE: A break in the rock, the opening of which allows mineral bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

FREE MILLING: Ores of gold or silver from which the precious metals can be recovered by concentrating methods without resort to pressure leaching or other chemical treatment.

GEOPHYSICAL SURVEY: Indirect methods of investigating the subsurface geology using the applications of physics including electric, gravimetric, magnetic, electromagnetic, seismic, and radiometric principles.

GRADE: The average assay of a ton of ore, reflecting metal content.

HOST ROCK: The rock surrounding an ore deposit.

INTRUSIVE: A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

LIMESTONE: A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

LODE: A mineral deposit in solid rock.

METAMORPHIC ROCKS: Rocks which have undergone a change in texture or composition as the result of heat and/or pressure.

MILL: A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to affect recovery of the pure metal, recovery being the percentage of valuable metal in the ore that is recovered by metallurgical treatment.

MINE DEVELOPMENT: The work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible

MINERAL: A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

MINERAL RESERVE: The economically mineable part of a measured or indicated mineral resource. Appropriate assessments, often called *feasibility studies* , have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. These assessments demonstrate, at the time of reporting, that extraction is reasonably justified. Mineral reserves are sub-divided, in order of increasing confidence, into *probable* and *proven* categories. A *probable* reserve is the economically mineable part of an *indicated* (and in certain circumstances, *measured*) resource. A *proven* reserve is the economically mineable part of a *measured* resource.

MINERAL RESOURCE: A deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such grade or quality that extraction of the material at a profit is currently or potentially possible. Mineral resources are sub-divided, in order of increasing geological confidence, into *inferred* , *indicated* and *measured* categories. An *inferred* resource designation comes from limited sampling data insufficient for verification of deposit quantity and quality, but it is usually supported by limited geological, geochemical and geophysical data. An *indicated* resource designation comes from sampling data spaced closely enough to allow certain assumptions of deposit quantity and quality and to clearly establish its mineral content. Finally, a *measured* resource designation comes from sampling data spaced closely enough to allow confirmation of deposit quantity and quality and to allow a preliminary evaluation of the economic viability of the deposit.

MINERALIZED MATERIAL OR DEPOSIT: A mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other factors, conclude economic feasibility.

MINERALIZATION: The presence of economic minerals in a specific area or geological formation.

NET SMELTER RETURN: A share of the net revenues generated from the sale of metal produced by a mine.

OPEN PIT: A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

ORE: Material that can be mined and processed at a positive cash flow.

PATENT: The ultimate stage of holding a mineral claim in the United States, after which no more assessment work is necessary because all mineral rights have been earned.

PROSPECT: A mining property, the value of which has not been determined by exploration.

QUALIFIED PERSON: A *qualified person* must make resource and reserve designations. A qualified person is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities, or project assessment, or any combination thereof, including experience relevant to the subject matter of the report and is a member in good standing of a self-regulatory organization.

RECLAMATION: The restoration of a site after mining or exploration activity is completed.

RECOVERY: The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

RESERVES: That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "Ore" when dealing with metalliferous minerals.

RESOURCE: The calculated amount of material in a mineral deposit, based on limited drill information.

SHEAR OR SHEARING: The deformation of rocks by lateral movement along numerous parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

SKARN: Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolomite formation.

STRIKE: The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

SULFIDE: A compound of sulfur and some other element.

TAILINGS: Material rejected from a mill after more of the recoverable valuable minerals have been extracted.

TREND: The direction, in the horizontal plane, or a linear geological feature (for example, an ore zone), measured from true north.

UNPATENTED MINING CLAIM: A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode-mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.

VEIN: A mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock.



TIMBERLINE RESOURCES CORPORATION

9,425,541 Shares of Common Stock

May 21, 2009

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13- OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

	Amount
Securities and Exchange Commission Registration Fee	$267
Legal Fees and Expenses	$25,000
Accounting Fees and Expenses	$10,000
Printing and Engraving Expenses	$5,000
Miscellaneous Expenses	$10,000
Total	$50,267

ITEM 14- INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation dated August 15, 2008 under Article 10 provide that:

"To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this Corporation (and any other persons to which General Corporation Law permits this Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this Corporation, its stockholders, and others."

The Company's Bylaws dated August 15, 2008 under Article 10, Section 10.1 provide for indemnification for certain individuals acting on behalf of the Company, including its Officers and Directors to the fullest extent permissible under the Delaware General Corporation Law for liabilities incurred by reason of the fact that such person is or was acting in such capacity on behalf of the Company. Delaware General Corporation Law generally provides for indemnification of officers and directors except (i) for any breach of a director's duty of loyalty to our company or our stakeholders (ii) acts and omission that are not in good faith or that involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the general corporate law of the State of Delaware, or (iv) for any transaction from which the director derived any improper benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be conferred upon officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act at and is, therefore, unenforceable.

Timberline does not have Officers' and Directors' liability insurance nor does it have any plans to obtain any.

ITEM 15- RECENT SALES OF UNREGISTERED SECURITIES

On October 31, 2008, the Company entered into two convertible notes (as described below), one with Ron Guill, a director of the Company, and his wife, Stacey Guill, and the other with Small Mine Development ("SMD"), a company owned by Mr. Guill. Each of the notes was made for a principal amount of $5 million dollars for an aggregate of $10 million, and both are convertible into the Company's common stock, as described below. The Company used the proceeds of the notes to pay off the $8.0 million loan (plus any applicable interest) previously provided to the Company by Auramet Trading, LLC ("Auramet") and described in the Company's Form 8-K filed on July 3, 2008 (such loan is hereafter referred to as the "Auramet Loan") and for general working capital purposes.

On October 31, 2008, the Company entered into a series of agreements with SMD in connection with a $5 million loan from SMD. The loan documents included: a convertible note (the "Convertible Term Note"), a credit agreement (the "Credit Agreement"), a collateral assignment and pledge of stock and security agreement (the "Pledge Agreement"), a security agreement (the "Security Agreement") and a right of first refusal over the Company's Butte Highlands property (the "Right of First Refusal").

The Convertible Term Note has a principal amount of $5.0 million and is secured pursuant to the Security Agreement by a pledge of all of the stock of Timberline Drilling, pursuant to the Pledge Agreement, the shares of which were previously pledged to Auramet but were released upon payment of the Auramet Loan on October 31, 2008, and a deed of trust to be entered into covering the Company's Butte Highlands property in Silver Bow county, Montana (the "Butte Highlands Property").

Pursuant to the terms of the Credit Agreement, the Convertible Term Note bears interest at 10% annually, compounded monthly, with interest payments due at maturity. The Convertible Term Note is convertible by SMD at any time prior to payment of the note in full, at a conversion price of $1.50 per share. SMD may also convert all or any portion of the outstanding amount under the Convertible Term Note into any equity security other than the Company's common stock issued by the Company at the issuance price. The Convertible Term Note must be repaid on or before October 31, 2010, and may be prepaid in whole or in part at any time without premium or penalty. If the Company defaults on the Convertible Term Note or any of the related agreements, SMD may declare the Convertible Term Note immediately due and payable, and the Company must pay SMD an origination fee in the amount of $50,000.

Under the Right of First Refusal, the Company granted SMD a right of first refusal to purchase the Butte Highlands Property on the same terms as those of any bona fide offer from a third-party upon 60 days' notice from the Company of any such offer. In addition, the Company granted SMD a right to develop the Butte Highlands Property on the same terms as those of any bona fide offer to develop the property from a third-party upon 60 days' notice from the Company of any such offer.

In addition, on October 31, 2008, the Company entered into a short-term convertible note (the "Short-Term Convertible Note"), a subscription agreement (the "Subscription Agreement"), a collateral assignment and pledge of stock and security agreement (the "STN Pledge Agreement"), and a security agreement (the "STN Security Agreement") with Ron and Stacey Guill in connection with a loan for $5 million dollars. Upon approval for listing of the shares issuable under the Short-Term Convertible Note from the NYSE Amex, the Short-Term Convertible Note was automatically converted into common stock as described below.

The Short-Term Convertible Note automatically converted into 5,555,556 shares of Company stock (valued at $0.90 per share) upon approval of the issuance of the additional shares for listing by the NYSE Amex on December 19, 2008. Under the Subscription Agreement, Mr. and Mrs. Guill subscribed to purchase 5,555,556 shares of the Company's common stock at a price of $0.90 per share as "accredited investors" as defined under Regulation D of the Securities Act of 1933, as amended. Should the Company decide to issue and sell any equity securities or securities convertible into equity securities, the Subscription Agreement also obligates the Company to offer a pro rata share of such securities to Mr. and Mrs. Guill on the same terms and conditions as the proposed sale and issuance.

The common shares and convertible notes of the above transaction were not registered under the Securities Act, or the laws of any state, and are subject to resale restrictions and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The common shares and convertible notes were placed pursuant to exemptions from registration requirements of the Securities Act provided by Section 506 of Regulation D of the Securities Act, such exemption being available based on information obtained from the investors to the private placement.

On June 27, 2008 Auramet Trading LLC ("Auramet") provided Timberline $8.0 million (the "Loan") pursuant to the terms of a term sheet (the "Term Sheet"), dated June 24 2008, by an between Timberline and Auramet, and the terms of a promissory note (the "Promissory Note"), dated June 27, 2008, by and between Timberline and Auramet. Pursuant to the Term Sheet, Timberline paid Auramet a fee equal to 4% of the principal amount of the Loan and issued to Auramet 160,000 shares of Timberline common stock (the "Fee Shares"). Pursuant to the section of the Term Sheet entitled "Closing Fee to Lender", Auramet was granted a put right (the "Put Right") of $2.00 on the Fee Shares, entitling Auramet to payment of $320,000 (the "Put Value") from Timberline upon notice of exercise of the Put Right to Timberline. Auramet submitted a notice of exercise of its Put Right to Timberline on January 9, 2009.

On February 10, 2009, Timberline and Auramet entered into a Stock Purchase and Put Right Release Agreement (the "Agreement"), stating that the Put Right could be converted into shares of common stock of the Company at a deemed conversion price of $0.46 per share. Timberline and Auramet further agreed that the previously issued 160,000 common shares could be credited to the Put Value, leaving the Put Value at $246,400, which was converted by the Company by issuance of 535,652 shares of common stock of Timberline upon approval of the NYSE Amex on March 12, 2009.

The common shares of the above transaction were not registered under the Securities Act, or the laws of any state, and are subject to resale restrictions and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The common shares were placed pursuant to exemptions from registration requirements of the Securities Act provided by Section 506 of Regulation D of the Securities Act, such exemption being available based on information obtained from the investors to the private placement.

On June 24, 2008, Timberline Resources Corporation (the "Company") and Auramet Trading, LLC ("Auramet") signed an Indicative Term Sheet (the "Term Sheet") under which Auramet would provide an $8.0 million loan to the Company, at the Company's request, at any time before June 30, 2008. Pursuant to the fee terms of the Term Sheet, the Company paid a fee equal to 4% of the principal amount of the loan and issued 160,000 common shares of the Company to Auramet after the Company's drawdown of the loan on June 27, 2008. The shares were issued to Auramet pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 promulgated thereunder. Auramet has represented that they are an accredited investor and the securities issued to Auramet are "restricted securities" within the meaning of Rule 144 of the Securities Act.

On June 27, 2008, pursuant to the Term Sheet and subject to the terms laid out in the Promissory Note (as described below), Auramet provided $8.0 million to the Company, $7.5 million of which was used to repurchase 3,525,000 shares of Series A Preferred Stock from Douglas Kettle, the sole holder of the Series A Preferred Shares, pursuant to the Preferred Shares Repurchase Agreement (the "Series A Preferred Shares Agreement") between the Company, Douglas Kettle and Auramet. Of the 4,700,000 Series A Preferred Shares held by Mr. Kettle, the Company repurchased and cancelled 3,525,000 Series A Preferred Shares for $7.5 million. Pursuant to the Series A Preferred Shares Agreement, the remaining 1,175,000 Series A Preferred Shares were converted to 1,175,000 common shares of the Company and purchased from Mr. Kettle by a private investor. The purchaser of the common shares has no rights previously associated with the Series A Preferred Shares. Upon closing of the above transactions, no Series A Preferred Shares remain outstanding.

On June 27, 2008, in accordance with Auramet providing the Company with $8.0 million ($7.5 million of which was paid to Mr. Kettle as described above), the Company entered into a Promissory Note (the "Note") with Auramet, the material terms of which are described in "Item 2.03 – Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant" below.

On October 11, 2007, the Company closed the third and final tranche of its private placement of units. In the aggregate, the Company placed 2,626,696 units of the Company at a price of $2.75/unit for gross aggregate proceeds of $7,223,414. Each unit consists of one common share and one-half of one purchase warrant. The warrants will be exercisable at a price of $3.50 for a period of 24 months after the date of issuance. The Company closed the private placement in three tranches: the first closing on September 30, 2007 and consisting of 1,780,974 units, the second closing on October 1, 2007 and consisting of 288,182 units, and the third closing on October 11, 2007 and consisting of 557,540 units. We offered and sold units outside the United States to non-U.S. persons in off-shore transactions pursuant to the exemption from registration available under Regulation S of the Securities Act. We offered and sold units solely to accredited investors in the United States in private transactions not involving a public offering pursuant to exemptions available under Rule 506 of Regulation D and Section 4(2) of the Securities Act.

In connection with the October private placement, the Company has agreed to pay qualified agents a cash compensation fee in U.S. dollars in an amount equal to six percent (6%) of the gross proceeds of the Offering received by the Company for units placed by the agents, an amount equal to $67,612, and the agents will also receive agents' warrants, exercisable to acquire units equal in number to six percent (6%) of the total number of units sold that were placed by the agents, totaling 12,293 agents' warrants.

On July 18, 2007, the Company ("TLR") entered into a Mineral Agreement with Steve Van Ert and Noel Cousins (the "Sellers"), residents of California and Arizona, respectively, whereby the Sellers conditionally transferred to TLR the exclusive right and privilege to explore for and develop mineral in the Conglomerate Mesa Mining Claims in Inyo County, California of claim groups known as CM, FAT, Mesa CMP, CGL and MP (the "Conglomerate Mesa Claims"). These claims total 325 unpatented lode claims, covering more than 10 square-miles. They include several mineralized gold zones identified by prior operators (Newmont and BHP-Billiton) and the historic Santa Rosa Mine, a silver-lead-zinc occurrence which had limited production by several operators including Anaconda Copper.

The Agreement, which is effective as of September 15, 2006, provides TLR with the right to purchase a 100-percent interest in the Conglomerate Mesa Claims, subject to a 4-percent NSR production royalty of which 1-percent may be bought out by TLR for $1-million. In the first year of the Agreement, Timberline is obligated to make an option payment of $75,000 and 100,000 shares of its unregistered common stock to the property owners (85,000 shares to Steve Van Ert and 15,000 shares to Noel Cousins), along with a commitment to $100,000 in exploration expenditures. The option payment will continue at $75,000 in 2008, and then increase by $25,000 per year annually to a cap of $250,000. Annual share payments and work commitment amounts will remain fixed at 100,000 (at the same ratio between the Sellers of 85% to Mr. Van Ert and 15% to Mr. Cousins) and $100,000, respectively.

The execution of the Mineral Lease represents the finalization of a Lease/Option to Purchase arrangement that originally commenced with the parties entering into a September 22, 2006, a binding Memorandum of Understanding ("MOU") regarding the aforementioned Conglomerate Mesa Claims. The MOU was the subject of and an exhibit to a Current Report on Form 8K filed by TLR on September 28, 2006, which are incorporated by reference hereto.

On July 19, 2007, Timberline closed the purchase of certain mining claims (and related assets) located in Silver Bow County, Montana, known as the Butte Highlands Gold Project (the "Assets") from Butte Highlands Mining Company, a publicly held, Delaware corporation, (the "Seller"). The purchase was evidenced by the parties executing, on that date, an Assignment and Assumption Agreement ("July 19, 2007 Agreement"). Pursuant to the July 19, 2007 Agreement, the Seller transferred to TLR the Assets and TLR agreed to assume and discharge, and indemnify and hold the Seller harmless against all debts, claims, liabilities and obligations under any lease or other agreement relating directly to the Assets. The terms of the purchase were governed by an Asset Purchase Agreement entered into between the parties as of May 17, 2007, as reported by and included in TLR's Current Report on Form 8K filed on May 25, 2007 and incorporated by reference hereto. The Assets include eight patented claims and eight unpatented claims located in Silver Bow County, Montana, known as the Butte Highlands Gold Project and certain related water rights and all papers, documents and instruments in the Seller's possession, custody or control relating or pertaining to the mining claims and water rights.

The consideration paid by TLR was $621,000, consisting of $405,000 in cash and $216,000 in restricted common stock of TLR (108,000 shares issued to the Seller) (the "Purchase Shares"). There are certain limited registration rights attached to the Purchase Shares. See Exhibit 10.1 (Assignment and Assumption Agreement between Timberline and Butte Highlands Mining Company, dated July 19, 2007) in the Company's 8-K current report filed on July 24, 2007 which is incorporated herein by reference.

On December 21, 2006, the Company closed a "best efforts only" private placement of its securities (4,200,000 units at $.65 per unit) for up to $2,730,000, to accredited investors only. The maximum offering of 4,200,000 units ($2,730,000) was completed among 10 investors. Each unit consisted of one share of the Company's common stock and one-half of one share purchase warrant. Each whole purchase warrant will entitle its holder to purchase one additional share of the Company's common stock for $1.00 until December 2008. As a result of this private offering, the Company has 18,566,901 shares of common stock outstanding prior to the exercise of any outstanding warrants or the conversion of its outstanding voting, convertible preferred stock. The following units have been sold as indicated below:

Investor	Amount Invested	Number of Units
Praetorian Offshore Ltd. (Harris B. Kupperman, Director)	$2,177,500	3,350,000
Kenneth D. Wasserman	$ 19,500	30,000
John A. Swallow** (Roth IRA)	$ 32,500	50,000
Paul E. Dircksen**	$ 32,500	50,000
Michael P. Wilson***	$ 32,500	50,000
Laurence A. Rudnicki	$ 32,500	50,000
The RTM Fund (Wm. A. Fleckenstein, GP)	$ 195,000	300,000
Vladimir Spina	$ 13,000	20,000
Alan R. Davidson	$ 65,000	100,000
Erik Goldring	$ 130,000	200,000

** Officer or Director of the Company.
***Former Officer of the Company.

All of the unregistered sales of securities referred to above were made in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act of 1933, as amended, including the regulations and rules promulgated thereunder.

On May 19, 2006, we closed the last portion our "best efforts" offering of units of our securities to accredited investors only at $.55 per unit. Each unit is composed of one share of common stock and one-half of a warrant; two warrants permit the purchase of an additional share of common stock at $1.00 per share. The first portion of this offering was reported on our Current Report on Form 8K filed on March 10, 2006. In this last portion of the offering, we raised an additional $1,416,650 from the sale of 2,575,727 units to 17 accredited investors.

The securities issuances referred to above were exempt from registration pursuant to Section 3(b) and 4(2) of the Securities Act, including Rule 506 of Regulation D promulgated under the Act. Furthermore, each recipient who purchased their securities was an "accredited investor" as defined under Regulation D and represented his or her intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and, appropriate legends were affixed to the share certificates issued in such transactions. No advertisement or general solicitation was used in connection with any offer or sale of such securities.

On December 19, 2006, the Company issued 100,000 shares of its common stock to the Kettle Shareholders (25,000 shares – David Deeds; 75,000 shares – Doug Kettle) in consideration for an option to purchase all of their shares of Kettle Drilling which are all of the issued and outstanding shares of Kettle Drilling. See the Company's Current Report on Form 8-K filed on December 19, 2005 which is incorporated by reference herein.

On January 18, 2006, the Company commenced its "best efforts only" Private Placement of its securities (8,000,000 units at $.55 per unit) for up to $4,400,000, to accredited investors only. Each unit is comprised of one share of common stock and one-half of a warrant; two warrants permit the purchase of an additional share of common stock at $1.00 per share. To date, the following units have been sold as indicated below:

Investor	Dollars Invested	Units
1) Hugh L. and Andrea L. Hendrick Trust	$5,500	10,000
2) Tom L. Lawson, Jr.	$16,500	30,000
3) James Marchione	$13,750	25,000
4) Laurence A. Rudnicki	$13,750	25,000
5) Roger J. Ciapara Trust	$27,500	50,000
6) Paul and Susan Finney Revocable Trust	$22,000	40,000
7) John L. Sheldon	$6,600	12,000
8) Berta Holzinger Trust UTD		
Berta Holzinger and Linda Hagen, Trustees	$5,500	10,000
9) Todd Kiesbuy	$15,000	27,272
10) Gene Higdem	$33,000	60,000
11) Aaron Robb	$85,000	154,545
12) Robert E. Johnson	$22,000	40,000
13) Jeffrey D. Hanna	$27,500	50,000
14) Barbara E. Heldridge	$55,000	100,000
15) Michael L. Mooney	$9,900	18,000
16) Richard D. Hassenplug	$16,500	30,000
17) Biff Dodson	$11,000	20,000
18) Bret A. Dirks	$110,000	200,000
19) Noren Family Trust	$192,500	350,000
20) William Butcher, Jr.	$16,500	30,000
21) James E. Kirkham, Jr.	$13,750	25,000
22) Brian F. O'Shea	$13,750	25,000
23) Wesley A. Pomeroy	$11,000	20,000
24) Joseph N. Gerl	$11,000	20,000
25) Roger A. VanVoorhees	$82,500	150,000
26) Robert M. Blumen	$22,000	40,000

27) Walter and Ofelia Holzinger Family Trust	$11,000	20,000
28) Bruce E. Malcolm	$30,250	55,000
29) Mountain Gold Exploration, Inc.	$13,750	25,000
30) Thomas K. Mancuso	$5,500	10,000
31) Eugene E. Arensberg, Jr	$29,700	54,000
32) Ronald and Nancy Brown	$13,750	25,000
33) Glen R. Forsch	$5,500	10,000
34) Peter B. Smith	$16,500	30,000
35) Sean Rahkimov	$11,000	20,000
36) Merlin R. and Beverly G. Gilbertson	$11,000	20,000
37) Robert E. Cell	$22,000	40,000
38) Tom Robb	$55,000	100,000
39) Russell L. Abrams	$22,000	40,000
40) Thomas J. Loucks	$5,500	10,000
41) Larry Kornze and Lisa Kornze	$5,500	10,000
42) Dante J. Gallinetti, Trustee	$55,000	100,000
43) James J. Swab	$68,750	125,000
44) Robert Heckler and Jane E. Heckler	$22,000	40,000
45) Sharon F. Detjens	$5,500	10,000
46) Rosco Eversole IRA	$27,500	50,000
NFS FBO Rosco Eversole		
47) Jon Slizza	$12,650	23,000
48) Joseph L. Trentacosta	$41,250	75,000
49) Argentaurus Capital Limited	$20,900	38,000
50) Robert Dumont	$250,000	454,546
51) Cheryl L. Dumont IRA		
NFS/FMTC FBO Cheryl L. Dumont	$8,800	16,000
52) Robert L. Dumont IRA		
NFS/FMTC FBO Robert L. Dumont	$27,500	50,000
53) Erin E. Mullen	$11,000	20,000
54) John G. Mullen	$11,000	20,000
55) Chris Mullen	$11,000	20,000
56) Vladimir Spina	$22,000	40,000
57) Gold Seek LLC	$27,500	50,000
58) KIT Financial	$33,000	60,000
59) John A. Swallow* (Roth IRA)	$123,750	225,000
Total Invested as of March 10, 2006:	**$1,896,050**	

* Mr. Swallow is the Company's Former Chief Executive Officer

On March 6, 2006, the Company issued 5,000,000 shares of the Preferred Stock to the Kettle Shareholders in connection with the Acquisition. 1,250,000 shares were issued to David Deeds and Margaret Deeds, husband and wife, and 3,750,000 shares were issued to Doug Kettle. See Items 1.01, 2.01 and 2.03, above.

On March 10, 2006, the Company issued 500,000 shares of its common stock to Cougar Valley LLC (an affiliate of its former Chief Executive Officer, John Swallow) for its February 24, 2006 exercise of 250,000 options at $.40 per share and its February 28, 2006 exercise of 250,000 options also at $.40 per share.

The Company used $2,000,000 of the proceeds from the Private Placement and the Cougar Valley LLC option exercise in the Acquisition.

All of the unregistered sales of securities referred to above were made in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act, including the regulations and rules promulgated thereunder.

The Company participated in a Regulation D private placement on September 6, 2005.

The Company participated in a Regulation D private placement on June 28, 2005.

ITEM 16- EXHIBITS

Other than contracts made in the ordinary course of business, the following are the material contracts that we have entered into within the two years preceding the date of this Registration Statement:

Exhibit No.	Description of Document
3.1	Certificate of Incorporation of the Company (20)
3.2	By-Laws of the Company (20)
4.1	Specimen of the Common Stock Certificate (1)
4.2	Form of Warrant for December 2006 Private Placement (22)
4.3	Form of Warrant for October 2007 Private Placement (22)
4.4	Stock Purchase and Put Right Release Agreement between the Company and Auramet Trading LLC
5.1	Opinion of Dorsey & Whitney LLP (23)
10.1	Miller-Adams Agreement/Mineral Lease for Sun Property, Nevada (1)
10.2	Miller-Adams Agreement//Mineral Lease for HD, ACE, PAC claims, Nevada (1)
10.3	Miller-Adams Agreement//Mineral Lease for DOW claims, Nevada (1)
10.4	Sedi-Met, Inc. Agreement//Mineral Lease for Olympic Mine, NV (1)
10.5	Assignment of State Lease//State Lease for Spencer property, ID (1)
10.6	Sterling Mining Co. Lease//Mineral Lease with Sterling Mining, for four claim groups in western Montana (1)
10.7	Hecla Agreement//Joint Venture Agreement for Snowstorm, Idaho (1)
10.8	Snowshoe Mining Co. Lease//Mineral Lease Property at Snowstorm, Idaho (1)
10.9	Western Goldfields, Inc. Lease//Mineral Lease with Western Goldfields, Inc./Claim at the Snowstorm Project, Idaho (1)
10.10	Renegade Exploration Letter of Intent/Proposal for agreement at Sanger, Nevada(1)
10.11	S. Goss Agreement/Consulting Agreement (1)
10.12	P. Dircksen Agreement/Current Consulting Agreement (1)
10.13	2005 Equity Incentive Plan approved at the September 23, 2005 Annual Meeting of Shareholders (1)
10.14	Promissory Note with Swallow Family LLC, dated September 1, 2005(2)
10.15	Promissory Note with Swallow Family LLC, dated December 1, 2005(2)
10.16	Letter of Intent and Option to Purchase, Kettle Drilling, Inc. (2)
10.17	2/1/06 Memorandum of Royalty Deed and Agreement between Hecla Mining Co. and the Company (3)
10.18	2/1/06 Quitclaim Deed and Assignment between Hecla Mining Co. and the Company (4)
10.19	Amended 2005 Equity Incentive Plan approved at the September 22, 2006 Annual Meeting of Shareholders (5)
10.20	5/1/06, Employment Agreement with CEO John Swallow (10)
10.21	5/1/06, Employment Agreement with VP Paul Dircksen (10)
10.22	11/21/06, Consulting Agreement with CFO Michael P. Wilson (7)
10.23	Form of Employment Agreement signed on 3/6/2006 between Douglas Kettle and Kettle Drilling, Inc. (8)
10.24	Form of Employment Agreement signed on 3/6/2006 between David Deeds and Kettle Drilling, Inc. (9)
10.25	Stock Purchase and Sale Agreement dated February 23, 2006 by and among the Company and the shareholders of Kettle Drilling and certain of the shareholders of the Company (12)
10.26	Amendment, dated March 3, 2006, to the Stock Purchase and Sale Agreement dated February 23, 2006 by and among the Company and the shareholders of Kettle Drilling and certain of the shareholders of the Company (11)
10.27	Exploration License and Option to Lease Agreement, dated effective June 30, 2006, between the Company and Diversified In holding LLC regarding the East Camp Douglas property (13)
10.28	Mining Lease and Option to Purchase Agreement, dated effective August 16, 2006, between the Company and Diversified Inholding LLC regarding the East Camp Douglas property (14)
10.29	Binding Memorandum of Understanding between the Company and Steve Van Ert and Noel Cousins, dated September 22, 2006 (15)
10.30	Mineral Agreement dated July 18, 2007 between the Company and Steve Van Ert and Noel Cousins (16)
10.31	Assignment and Assumption Agreement dated July 19, 2007 between the Company and Butte Highlands Mining Company (17)
10.32	Promissory Note, dated June 27, 2008, entered into between Timberline Resources Corporation and Auramet Trading, LLC.(18)
10.33	Severance Agreement, dated March 10, 2008 among Timberline Resources Corporation, Douglas Kettle and David and Margaret Deeds.(18)
10.34	Amendment No. 1 to Timberline Resources Corporation's Amended 2005 Equity Incentive Plan (19)
10.35	Agreement and Plan of Merger between Timberline Resources Corporation, an Idaho corporation ,and Timberline Resources Corporation, a Delaware corporation, date August 22, 2008(20)
10.36	Pledge Agreement between the Company and Ron and Stacey Guill. (21)
10.37	Security Agreement between the Company and Ron and Stacey Guill.(21)
10.38	Credit Agreement between the Company and Small Mine Development, LLC. (21)
10.39	Pledge Agreement between the Company and Small Mine Development, LLC. (21)
10.40	Right of First Refusal between the Company and Small Mine Development, LLC. (21)
14	Code of Ethics (2)
16.1	Letter from Former Accountants (6)
23.1	Consent of DeCoria, Maichel & Teague
23.2	Consent of Dorsey & Whitney LLP (contained in Exhibit 5.1 above)
24	Power of Attorney (filed with the signature page) (23)

(1) Incorporated by reference to the Company's Form 10SB as filed with the Securities Exchange Commission on September 29, 2005.
(2) Incorporated by reference to the Company's Form 10SB/A as filed with the Securities Exchange Commission on January 10, 2006.
(3) Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K as filed with the Securities Exchange Commission on February 6, 2006.
(4) Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K as filed with the Securities Exchange Commission on February 6, 2006.
(5) Incorporated by reference Exhibit A to the Company's Schedule DEF14A (Proxy Statement) as filed with the Securities and Exchange Commission on September 8, 2006
(6) Incorporated by reference to Exhibit 16.1 to the Company's Form 8-K as filed with the Securities Exchange Commission on September 12, 2006.
(7) Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K as filed with the Securities Exchange Commission on November 29, 2006.
(8) Incorporated by reference to Exhibit 10.23 to the Company's Form 8-K as filed with the Securities Exchange Commission on March 10, 2006.
(9) Incorporated by reference to Exhibit 10.24 to the Company's Form 8-K as filed with the Securities Exchange Commission on March 10, 2006.
(10) Incorporated by reference to the Company's Form 10KSB as filed with the Securities Exchange Commission on January 16, 2007.

(11) Incorporated by reference to the Company's Form 8-K as filed with the Securities and Exchange Commission on March 10, 2006.
(12) Incorporated by reference to the Company's Form 8-K as filed with the Securities and Exchange Commission on March 1, 2006.
(13) Incorporated by reference to the Company's Form 8-K as filed with the Securities and Exchange Commission on July 6, 2006.
(14) Incorporated by reference to the Company's Form 8-K as filed with the Securities and Exchange Commission on August 22, 2006.
(15) Incorporated by reference to the Company's Form 8-K as filed with the Securities and Exchange Commission on September 28, 2006.
(16) Incorporated by reference to the Company's Form 8-K as filed with the Securities and Exchange Commission on July 23, 2007.
(17) Incorporated by reference to the Company's Form 8-K as filed with the Securities and Exchange Commission on July 23, 2007.
(18) Incorporated by reference to the Company's Form 8-K as filed with the Securities and Exchange Commission on July 3, 2008..
(19) Incorporated by reference to the Company's Form 8-K as filed with the Securities and Exchange Commission on August 26, 2008.
(20) Incorporated by reference to the Company's Form 8-K as filed with the Securities and Exchange Commission on August 29, 2008.
(21) Incorporated by reference to Ron and Stacey Guill's Schedule 13-D as filed with the Securities and Exchange Commission on December 24, 2008.
(22) Incorporated by reference to the Company's Form 10-KSB as filed with the Securities and Exchange Commission on December 30, 2008.
(23) Incorporated by reference to the Company's registration statement on Form S-1 as filed with the Securities and Exchange Commission on February 27, 2009

ITEM 17- UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i)   Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to the offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-1 and authorized registration statement to be signed on its behalf by the undersigned, in the city of Coeur d'Alene, Idaho on May 21, 2009.

TIMBERLINE RESOURCES CORPORATION

/s/ Randal Hardy Randal Hardy	Chief Executive Officer, Chief Financial Officer and Director (Principal Executive and Financial Officer)	May 21, 2009

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Randal Hardy	Chief Executive Officer, Chief Financial Officer , Director and Attorney-in-Fact (Principal Executive and Financial Officer)	May 21, 2009
/s/ John Swallow*	Director, Chief Executive Chairman of the Board	May 21, 2009
/s/ Craig Crowell*	Chief Accounting Officer (Principal Accounting Officer)	May 21, 2009
/s/ Vance Thornsberry*	Director	May 21, 2009
/s/ Paul Dircksen*	Director	May 21, 2009
/s/ Eric Klepfer*	Director	May 21, 2009
/s/ Ron Guill*	Director	May 21, 2009
/s/ James Moore*	Director	May 21, 2009

* Hereby executed by Randal Hardy pursuant to Power of Attorney filed with the Commission on February 27, 2009 with the Registrant's Form S-1.

Exhibit 23.1



A PROFESSIONAL SERVICES FIRM

Certified Public Accountants | Business Consultants

7307 N. Division, Suite 222
Spokane, Washington 99208

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1/A (Amendment No. 1) of Timberline Resources Corporation (File No. 333-157607) of our report dated December 23, 2008 relating to our audit of the financial statements of Timberline Resources Corporation, which appears in Such Registration Statement.

DeCoria, Maichel & Teague, P.S.

DeCoria, Maichel & Teague, P.S.
Spokane, Washington
April 21, 2009